                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-89408

PROSPECTUS

                                9,524,000 Shares

                              [MONTPELIER RE LOGO]
                            ------------------------
                                 Common Shares
                            ------------------------

Montpelier Re Holdings Ltd. is offering 9,524,000 common shares in an underwritten offering. This is our initial public offering and no public market exists for our common shares.

                            ------------------------

Our common shares have been approved for listing on the New York Stock Exchange under the symbol "MRH," subject to official notice of issuance.

                            ------------------------

INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                            ------------------------

                               PRICE $20 A SHARE

                            ------------------------

                                                            UNDERWRITING
                                              PRICE TO        DISCOUNTS      PROCEEDS TO
                                               PUBLIC      AND COMMISSIONS     COMPANY
                                            ------------   ---------------   ------------
Per Share.................................        $20.00           $1.40           $18.60
Total.....................................  $190,480,000     $13,333,600     $177,146,400

Montpelier Re Holdings Ltd. has granted the underwriters the right to purchase up to an additional 1,428,600 common shares to cover over-allotments.

The Securities and Exchange Commission, state securities regulators, the Registrar of Companies in Bermuda and the Bermuda Monetary Authority have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares to purchasers on October 15, 2002.

                            ------------------------

MORGAN STANLEY   BANC OF AMERICA SECURITIES LLC   CREDIT SUISSE FIRST BOSTON
                            ------------------------
                                    JPMORGAN

October 9, 2002

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    7
Forward-Looking Statements............   21
Use of Proceeds.......................   22
Dividend Policy.......................   22
Capitalization........................   23
Dilution..............................   24
Selected Financial Data...............   25
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   27
Industry Background...................   37
Business..............................   40
Regulation............................   51
Management............................   56
Principal Shareholders................   63
Certain Relationships and Related
  Transactions........................   66
Material Tax Considerations...........   67
Description of Share Capital..........   74
Shares Eligible for Future Sale.......   82
Underwriters..........................   83
Legal Matters.........................   86
Experts...............................   86
Where You Can Find More Information...   86
Enforceability of Civil Liabilities
  Under United States Federal
  Securities Laws and Other Matters...   87
Index to Combined Financial
  Statements..........................  F-1
Glossary of Selected Reinsurance,
  Insurance and Investment Terms......  G-1

                             ---------------------

     Until November 3, 2002, which is the 25th day after the date of this prospectus, all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus. We are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of time of delivery of this prospectus or of any sale of common shares.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. In this prospectus, references to the "Company," "we," "us" or "our" refer to Montpelier Re Holdings Ltd. and/or its subsidiaries, Montpelier Reinsurance Ltd., its wholly owned Bermuda reinsurance company subsidiary, Montpelier Marketing Services (UK) Limited, its wholly owned marketing subsidiary, and any other direct or indirect subsidiary, unless the context suggests otherwise. References to "Montpelier Re" refer solely to Montpelier Reinsurance Ltd. References in this prospectus to "dollars" or "$" are to the lawful currency of the United States of America, unless the context otherwise requires. Unless otherwise stated, all figures assume no exercise of the underwriters' over-allotment option. Although this summary contains important information about the Company and this offering, you should read it together with the more detailed information and our financial statements and the notes to those statements appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including "Risk Factors" and "Forward Looking Statements," to determine how suitable an investment in the Company would be for you. For your convenience, we have provided a glossary, beginning on page G-1, of selected reinsurance, insurance and investment terms and have printed these terms in boldfaced type the first time they are used in this prospectus.

                                  OUR COMPANY

OVERVIEW

     We are a Bermuda-based provider of REINSURANCE for the global insurance market, conducting our reinsurance operations through our wholly owned subsidiary, Montpelier Re. We were founded by White Mountains Insurance Group, Ltd. and Benfield Group plc and commenced operations in December 2001 with approximately $1.0 billion of capital. We have assembled a senior management team with significant industry expertise and longstanding industry relationships. We seek to identify attractive reinsurance opportunities by capitalizing on our management's significant UNDERWRITING experience, using catastrophe modeling software and developing our own risk pricing and capital allocation models. We have provided reinsurance products to the global market since Montpelier Re commenced operations in December 2001. During the six months ended June 30, 2002, we underwrote $340.0 million in GROSS PREMIUMS WRITTEN. We have well-established market relationships with the world's top reinsurance BROKERS including Guy Carpenter & Company, Inc. (a subsidiary of Marsh & McLennan Companies Inc.), Aon Re Worldwide (a subsidiary of Aon Corporation), Benfield and Willis Group Holdings Ltd., among others.

MARKET OPPORTUNITIES AND INDUSTRY TRENDS

     As a result of September 11th terrorist attacks and the years of poor rates and conditions in the worldwide reinsurance markets which preceded them, there has been a contraction of global UNDERWRITING CAPACITY combined with a substantial increase in demand for reinsurance products. We believe this has created favorable opportunities for new specialty reinsurance market entrants.

OUR COMPETITIVE STRENGTHS

     We believe we distinguish ourselves from our competitors as follows:

     - Disciplined Underwriting and Risk Management. We focus on underwriting profitability and seek to limit our loss exposure while earning an underwriting profit on all business we write by applying the professional insurance disciplines of pricing, underwriting and risk management.

     - Proven and Experienced Management Who Think Like and Act Like
       Owners. Our seven underwriters, including our President and Chief Executive Officer, Anthony Taylor, who also serves as our Chief Underwriting Officer, have an average of 23 years of experience in the insurance and reinsurance industry. All of our executive officers participate in our long-term incentive program that ties compensation to the achievement of specific goals relating to our underwriting performance.

     - Well-Established Market Relationships. Our underwriting team has the knowledge, experience and personal relationships that provide us with access to brokers and clients and we believe we have established a broad level of support as a lead reinsurer among many of the largest reinsurance brokers worldwide, including Guy Carpenter, Aon Re Worldwide, Benfield and Willis Group. As a result of being in a lead position on a number of programs, we expect to have the opportunity to analyze a broad range of opportunities and exercise selectivity on risks we underwrite.

     - No Historical Liabilities or Contingencies. We are a newly formed company with a balance sheet unencumbered by any historical losses relating to the September 11th terrorist attacks, asbestos and other legacy exposures affecting our industry. As a result, we have no risk that deteriorating LOSS RESERVES related to legacy exposures prior to our formation will impact our future financial results.

     - Excellent Financial Strength. Montpelier Re has a capital base of over $1.0 billion and was assigned an "A-" (Excellent) rating by A.M. Best Company Inc., the fourth highest rating of fifteen rating levels. This rating reflects A.M. Best's opinion of our initial capitalization, management expertise and sound sponsorship and is not applicable to the securities offered by this prospectus.

     - Strong Strategic Sponsorship. We were founded by White Mountains and Benfield, each of whom has a strong reputation in the industry. White Mountains has substantial experience in managing companies and sponsoring the development of other insurance companies, while Benfield is the third largest reinsurance broker in the world ranked by reinsurance brokerage revenues for the year ended December 31, 2000.

RISKS RELATING TO OUR COMPANY

     As part of your evaluation of our company, you should take into account the risks we face in our business and not solely our competitive strengths and strategies. These risks include:

     - Short Operating History. We have no significant operating or financial history and, therefore, our historical financial results may not accurately indicate our future performance.

     - Dependence on Principal Employees. Our success is dependent in part upon our ability to attract and retain our principal employees. Our location in Bermuda and Bermuda employment restrictions may make it more difficult to do so.

     - Cyclical Nature of Reinsurance Business. The reinsurance business has historically been cyclical. Although premium levels for many products have increased in recent months, the supply of reinsurance may increase, either by capital provided by new entrants or by the commitment of additional capital by existing reinsurers, which may cause prices to decrease.

     - Severe or Unanticipated Losses. We may not adequately manage our exposure to severe or unanticipated risks. This could lead to losses that have a material adverse effect on our financial condition or results of operations.

     - No Prior Public Market. Currently there is no public trading market for our common shares. We cannot assure you that an active trading market will develop.

     For more information about these and other risks, see "Risk Factors" beginning on page 7. You should carefully consider these risk factors together with all the other information included in this prospectus.

OUR STRATEGY

     We aim to maximize sustainable long-term growth in shareholder value by pursuing the following strategies:

     - Manage Capital Prudently and Maintain a Disciplined Balance Sheet. We focus on generating underwriting profits while maintaining a disciplined balance sheet and intend to manage our capital prudently relative to our risk exposure in an effort to maximize sustainable long-term growth in shareholder value.

     - Enhance Our Lead Position With Brokers and CEDENTS. We often take a lead position on underwriting treaties, which provides us with enhanced access to business and allows us to exercise superior risk selection. We believe this will allow us to build, over time, a substantial book of reinsurance business exhibiting superior performance.

     - Combine Subjective Underwriting Methods With Objective Modeling
       Tools. We intend to exploit pricing inefficiencies that may exist in the market from time to time through the use of sophisticated property risk modeling tools, together with market knowledge and judgment, to achieve the highest available price per unit of risk.

     - Develop and Maintain Balanced Portfolio of Reinsurance Risks. We aim to craft a balanced portfolio of primarily property related risks, diversified across products, geographic areas of coverage, cedents and distribution sources. We believe a more balanced portfolio of risks reduces the volatility of returns and optimizes the growth of shareholder value.

     - Deliver Customized, Innovative, and Timely Reinsurance and Insurance Solutions for our Clients. We intend to establish ourselves as a premier provider of global specialty PROPERTY reinsurance products, such as property catastrophe, other property (retrocessional coverage, property risk excess of loss reinsurance), specialty reinsurance (aviation, marine, personal accident, casualty) and QUALIFYING QUOTA SHARE, while developing an industry reputation for innovative and timely quotes for difficult technical risks.

RECENT DEVELOPMENTS

     On May 28, 2002, we signed a subscription and shareholders agreement to invest in Exali Reinsurance Holdings Limited, the Bermuda-based holding company of Wellington Re Limited, a London-based reinsurance company founded by Wellington Underwriting plc and an investor group led by The Blackstone Group and Candover Partners, which also includes affiliates of Credit Suisse First Boston Private Equity, Inc., 3i Group plc, Phoenix Equity Partners, Olympus Partners, Lexicon Partners and members of the management of Wellington Re. Subject to various conditions, Montpelier Re has agreed to invest up to approximately 9% of the total investor commitments of L448 million (or $653 million), or approximately $60 million, in two separate tranches. On June 21, 2002, Montpelier Re invested L22.1 million (or $33.0 million), and the second tranche is expected to close in November, 2002.

     In addition, Montpelier Re has agreed to provide quota share reinsurance to Wellington Re involving annual ceded premiums to us of approximately $60 million for each of the underwriting years 2003, 2004 and 2005. These arrangements cover mainly property and casualty risks. Anthony Taylor has joined the board of directors of Exali and will remain on the board for so long as we retain a specified level of shareholdings and maintain the quota share business.

     Montpelier Re is examining its potential exposure to losses as a result of the flooding in central Europe in August of 2002. We have reviewed the estimates of the industry-wide insured loss, examined our contracts with exposures to risks in the affected areas, and discussed the likelihood of losses under such contracts with our reinsurance brokers. We have relatively small exposures in the affected areas. Our preliminary estimate is that our eventual losses from claims due to such floods will be in the range of $20 to $30 million, which contains substantial "INCURRED BUT NOT YET REPORTED" (IBNR) loss estimates from our underwriters for contracts where no specific information has been received from our cedents.

                             ---------------------

     Our principal executive offices are located at Mintflower Place, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda. Our telephone number is (441) 296-5550.

                                  THE OFFERING

Common shares offered.........   9,524,000 common shares

Common shares to be
outstanding after the
offering......................   61,964,000 common shares

Over-allotment option.........   1,428,600 common shares

Use of proceeds...............   We estimate the net proceeds from the initial
                                 public offering of 9,524,000 of our common shares, after deducting the underwriting discounts and commissions and estimated offering expenses we will pay, will be approximately $174.6 million. The net proceeds will be approximately $201.2 million if the underwriters exercise their over-allotment option in full. We presently intend to contribute substantially all of the net proceeds of this offering to Montpelier Re, to increase its capital and surplus so as to increase its underwriting capacity.

Dividend policy...............   We have never declared or paid any dividends on
                                 our common shares. Any determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our Board of Directors deems relevant.

New York Stock Exchange
symbol........................   MRH

     The number of shares shown to be outstanding after the offering excludes 1,428,600 common shares that may be issued pursuant to the over-allotment option, shares that may be issued pursuant to 7,319,160.1 outstanding warrants and shares that may be issued pursuant to 2,550,000 options. The options are not currently exercisable.

                     SUMMARY COMBINED FINANCIAL INFORMATION

     The following table sets forth our summary historical financial information for the periods ended and as of the dates indicated. Montpelier Re commenced operations on December 16, 2001. The summary income statement data for the period from inception (November 14, 2001) through December 31, 2001 and the balance sheet data as of December 31, 2001 are derived from our audited financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP and have been audited by PricewaterhouseCoopers (Bermuda), our independent auditors. The summary income statement data for the six months ended June 30, 2002 and the balance sheet data as of June 30, 2002 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our results of operations and financial position for these periods. These historical results are not necessarily indicative of results to be expected from any future period and the results presented below are not necessarily indicative of our full year performance. You should read the following summary combined financial information along with the information contained in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

                                                                PERIOD ENDED        SIX MONTHS ENDED
                                                            DECEMBER 31, 2001(1)      JUNE 30, 2002
                                                            ---------------------   -----------------
                                                            (IN THOUSANDS, EXCEPT SHARE AMOUNTS, PER
                                                                 SHARE AMOUNTS AND PERCENTAGES)
SUMMARY INCOME STATEMENT DATA:
Gross premiums written....................................       $       150           $   340,018
Net premiums written......................................               150               321,170
Net premiums earned.......................................                 8               118,045
Net investment income.....................................             1,139                18,955
Loss and loss adjustment expenses.........................                --               (53,342)
Interest on long-term loan................................              (236)               (2,113)
Fair value of warrants issued.............................           (61,321)                   --
Net income (loss).........................................       $   (61,618)          $    51,755
Basic earnings (loss) per share...........................       $     (1.18)          $      0.99
Fully diluted earnings (loss) per share...................       $     (1.18)          $      0.99
Basic weighted average shares outstanding.................        52,440,000            52,440,000
Diluted weighted average shares outstanding...............        52,440,000            52,446,782
SELECTED RATIOS (BASED ON U.S. GAAP INCOME STATEMENT
  DATA):
Loss ratio (on net premiums earned)(2)....................               n/a                  45.2%
Acquisition costs ratio (on net premiums earned) (3)......               n/a                  17.9%
General and administrative expense ratio (on net premiums
  earned) (4).............................................               n/a                   8.6%
                                                                 -----------           -----------
Combined ratio (5)........................................               n/a                  71.7%
                                                                 -----------           -----------

                                                                  AS OF JUNE 30, 2002
                                                              ----------------------------
                                                                ACTUAL     AS ADJUSTED(6)
                                                              ----------   ---------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                   PER SHARE AMOUNTS)
SUMMARY BALANCE SHEET DATA:
Fixed maturities, equities, cash and cash equivalents.......  $1,113,266     $1,287,852
Total assets................................................   1,361,342      1,535,928
Loss and loss adjustment expense reserves...................      58,426         58,426
Unearned premium............................................     214,866        214,866
Long-term debt..............................................     150,000        150,000
Total shareholders' equity..................................     924,543      1,099,129

PER SHARE DATA (BASED ON U.S. GAAP BALANCE SHEET DATA)
Book value per share (7)....................................  $    17.63     $    17.74
Diluted book value per share (8)............................       17.51          17.63

---------------

(1) The financial information for this period reflects our results from November 14, 2001, the date of incorporation, to December 31, 2001.

(2) The LOSS RATIO is calculated by dividing loss and LOSS ADJUSTMENT EXPENSES by NET PREMIUMS EARNED.

(3) The acquisition costs ratio is calculated by dividing policy acquisition costs by net premiums earned.

(4) The general and administrative expense ratio is calculated by dividing general and administrative expenses by net premiums earned.

(5) The COMBINED RATIO is the sum of the loss ratio, the acquisition costs ratio and the general and administrative expense ratio.

(6) The as adjusted summary balance sheet data as of June 30, 2002 reflects the net proceeds of the sale of 9,524,000 common shares in this offering (assuming no exercise of the over-allotment option) after deducting the underwriting discounts and commissions and estimated offering expenses.

(7) Book value per share is based on total shareholders' equity divided by basic shares outstanding of 52,440,000 (as adjusted for the offering, 61,964,000).

(8) Diluted book value per share is calculated based on total shareholders' equity plus the assumed proceeds from the exercise of dilutive options and warrants, divided by diluted shares outstanding of 60,779,160.1 (as adjusted for the offering, 71,323,160.1).

                                  RISK FACTORS

     An investment in our common shares involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our common shares. The risks and uncertainties described below are not the only ones we face. However, these are the risks our management believes are material. Additional risks not presently known to us or that we currently deem immaterial may also impair our business or results of operations. Any of the risks described below could result in a significant or material adverse effect on our results of operations or financial condition, and a corresponding decline in the market price of our common shares. You could lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. See "Forward-Looking Statements."

RISKS RELATED TO OUR COMPANY

OUR FUTURE PERFORMANCE IS DIFFICULT TO PREDICT BECAUSE WE HAVE A LIMITED OPERATING HISTORY.

     We were formed in November 2001, and we have no significant operating or financial history. As a result, there is limited historical financial and operating information available to help you evaluate our performance or an investment in our common shares. Companies in their initial stages of development present substantial business and financial risks and may suffer significant losses. They must successfully develop business relationships, establish operating procedures, hire staff, install management information and other systems and complete other tasks necessary to conduct their intended business activities. We cannot assure you that we will be successful in accomplishing these necessary tasks. In addition, because our business consists of relatively few large reinsurance transactions, and because we have not experienced any substantial claims to date, our historical financial results may not accurately indicate our future performance.

WE COULD BE ADVERSELY AFFECTED BY THE LOSS OF ONE OR MORE PRINCIPAL EMPLOYEES OR BY AN INABILITY TO ATTRACT AND RETAIN STAFF.

     Our success will depend in substantial part upon our ability to attract and retain our principal employees. We currently only have thirty-three full-time employees and, accordingly, depend upon them for the generation and servicing of our business. We rely substantially upon the services of Anthony Taylor, our Chief Executive Officer, President and the Chief Underwriting Officer of Montpelier Re. Although to date we have generally been successful in recruiting employees, our location in Bermuda may be an impediment to attracting and retaining experienced personnel, particularly if they are unable to secure work permits, as described below. Furthermore, although we are not aware of any planned departures, if we were to lose the services of members of our management team, our business could be adversely affected. We do not currently maintain key man life insurance policies with respect to our employees except for Anthony Taylor, on whom we are currently in the process of obtaining a binding policy.

OUR ABILITY TO CONDUCT OUR BUSINESS MAY BE ADVERSELY AFFECTED BY BERMUDA EMPLOYMENT RESTRICTIONS.

     Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without specific permission in the form of a work permit issued by the Bermuda Department of Immigration. Such a work permit may be granted or extended upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standards for the advertised position. The Bermuda government recently announced a new policy that limits the duration of work permits to six years, subject to certain exemptions for key employees.

     None of our senior management team (and possibly other officers) based in Bermuda are Bermudian. Of our employees in Bermuda, only seventeen are Bermudian. One employee is currently working under a temporary work permit that will expire after three months. Anthony Taylor, our Chief Executive Officer,

Russell Fletcher, our Chief Reinsurance Officer, and Thomas Busher, our Chief Operating Officer, are working under work permits that will expire after three years and K. Thomas Kemp, our Chief Financial Officer, is working under a one year periodic work permit that will expire in June 2003. If work permits are not obtained or renewed for our principal employees, we could lose their services, which could materially affect our business.

WE COULD FACE UNANTICIPATED LOSSES FROM WAR, TERRORISM AND POLITICAL UNREST, AND THESE OR OTHER UNANTICIPATED LOSSES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We may have substantial exposure to large, unexpected losses resulting from future man-made catastrophic events, such as acts of war, acts of terrorism and political instability. Although we may attempt to exclude losses from terrorism and certain other similar risks from some coverages we write, we may not be successful in doing so. In addition, we have written and will continue to write some policies explicitly covering acts of terrorism. These risks are inherently unpredictable and recent events may lead to increased frequency and severity of losses. It is difficult to predict the timing of such events with statistical certainty or to estimate the amount of loss that any given occurrence will generate. To the extent that losses from such risks occur, our financial condition and results of operation could be materially adversely affected.

OUR FINANCIAL CONDITION COULD BE ADVERSELY AFFECTED BY THE OCCURRENCE OF NATURAL DISASTERS.

     We may have substantial exposure to losses resulting from natural disasters and other catastrophic events. Catastrophes can be caused by various events, including hurricanes, earthquakes, hailstorms, explosions, severe winter weather and fires. The incidence and severity of such catastrophes are inherently unpredictable and our losses from catastrophes could be substantial. The occurrence of claims from catastrophic events is likely to result in substantial volatility in our financial condition or results for any fiscal quarter or year and could have a material adverse effect on our financial condition or results and our ability to write new business. This volatility is compounded by accounting regulations that do not permit reinsurers to reserve for such catastrophic events until they occur. We expect that increases in the values and concentrations of insured property will increase the severity of such occurrences per year in the future. Although we will attempt to manage our exposure to such events, a single catastrophic event could affect multiple geographic zones or the frequency or severity of catastrophic events could exceed our estimates, either of which could have a material adverse effect on our financial condition or results of operations.

IF ACTUAL CLAIMS EXCEED OUR LOSS RESERVES, OUR FINANCIAL RESULTS COULD BE SIGNIFICANTLY ADVERSELY AFFECTED.

     Our success depends upon our ability to assess accurately the risks associated with the businesses that we reinsure. To the extent actual claims exceed our expectations, we will be required to immediately recognize the less favorable experience. This could cause a material increase in our liabilities and a reduction in our profitability, including an operating loss and reduction of capital. To date, we have not been required to make any of these adjustments. However, it is early in our history, and the number and size of reported claims has been small. In the future, the number of claims will increase, and their size could exceed our expectations.

     Our operating history is too limited and our loss history is too insufficient to allow us to extrapolate RESERVES directly. Instead, our current loss reserves are based entirely on estimates involving actuarial and statistical projections of our expectations of the ultimate settlement and administration costs of claims incurred but not yet reported. We utilize actuarial models as well as historical insurance industry loss development patterns to establish appropriate loss reserves. Accordingly, we expect actual claims and claim expenses paid to deviate, perhaps substantially, from the reserve estimates reflected in our financial statements.

     Like other reinsurers, we do not separately evaluate each of the individual risks assumed under reinsurance treaties. Therefore, we will be largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that the ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded may not adequately compensate us for the risks we assume.

     If our loss reserves are determined to be inadequate, we will be required to increase loss reserves at the time of such determination with a corresponding reduction in our net income in the period in which the deficiency is rectified. It is possible that claims in respect of events that have occurred could exceed our loss reserves and have a material adverse effect on our results of operations or our financial condition in general. In addition, unlike the loss reserves of U.S. reinsurers, our loss reserves are not regularly examined by U.S. or other insurance regulators.

THE FAILURE OF ANY OF THE LOSS LIMITATION METHODS WE EMPLOY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION OR OUR RESULTS OF OPERATIONS.

     We seek to limit our loss exposure by writing a number of our reinsurance contracts on an excess of loss basis, adhering to maximum limitations on reinsurance written in defined geographical zones, limiting program size for each client and prudent underwriting of each program written. In the case of proportional treaties, we seek per occurrence limitations or loss ratio caps to limit the impact of losses from any one event. We cannot be sure that any of these loss limitation methods will be effective. We also seek to limit our loss exposure by geographic diversification. Geographic zone limitations involve significant underwriting judgments, including the determination of the area of the zones and the inclusion of a particular policy within a particular zone's limits. There can be no assurance that various provisions of our policies, such as limitations or exclusions from coverage or choice of forum, will be enforceable in the manner we intend. Disputes relating to coverage and choice of legal forum may also arise. Underwriting is inherently a matter of judgment, involving important assumptions about matters that are inherently unpredictable and beyond our control, and for which historical experience and probability analysis may not provide sufficient guidance. One or more catastrophic or other events could result in claims that substantially exceed our expectations, which could have a material adverse effect on our financial condition or our results of operations, possibly to the extent of eliminating our shareholders' equity.

OUR ABILITY TO PAY DIVIDENDS MAY BE CONSTRAINED BY OUR HOLDING COMPANY STRUCTURE AND THE LIMITATIONS ON PAYMENT OF DIVIDENDS BERMUDA LAW AND REGULATIONS IMPOSE ON US.

     We are a holding company and, as such, have no substantial operations of our own. We do not expect to have any significant operations or assets other than our ownership of the shares of Montpelier Re. Dividends and other permitted distributions from Montpelier Re are expected to be our sole source of funds to meet ongoing cash requirements, including debt service payments and other expenses, and to pay dividends, if any, to our shareholders. Bermuda law and regulations, including, but not limited to Bermuda insurance regulation, limit the declaration and payment of dividends and the making of distributions by Montpelier Re to us. The inability of Montpelier Re to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could have a material adverse effect on our operations. See "Dividend Policy" and "Regulation -- Certain Bermuda Law Considerations."

WE ARE A NEW COMPANY AND MAY ENCOUNTER DIFFICULTIES ESTABLISHING THE INFORMATION TECHNOLOGY SYSTEMS NECESSARY TO RUN OUR BUSINESS.

     The performance of our information technology systems is critical to our business and reputation and our ability to process transactions and provide high quality customer service. Such technology is and will continue to be a very important part of our underwriting process. We currently purchase risk modeling services from AIR Worldwide Corporation, EQECAT, Inc. and Risk Management Solutions, Inc. In addition, we are working with Black Diamond Group and Benfield, one of our founders, in the development of CATM, our proprietary computer-based underwriting system.

     We cannot be certain that we will be able to replace these service providers or consultants without slowing our underwriting response time, or that our proprietary technology, once established, will operate as intended. Any defect or error in our information technology systems could result in a loss or delay of revenues, higher than expected loss levels, diversion of management resources, harm to our reputation or an increase in costs.

OUR FOUNDERS AND CERTAIN OF OUR DIRECTORS AND OFFICERS MAY HAVE CONFLICTS OF INTEREST WITH US.

     Upon completion of this offering, our founders, White Mountains and Benfield, are expected to own beneficially 23.3% (assuming the exercise of White Mountain's warrants) and 6.0% (assuming the exercise of Benfield's warrants), respectively, of the Common Shares. In addition, four of our directors are affiliated with our founders.

     Our founders engage in certain commercial activities and transactions or agreements with us, which may give rise to conflicts of interest. We may also enter into commercial arrangements with related parties in the ordinary course of business. In addition, White Mountains conducts a reinsurance business through some of its subsidiaries, and we may compete with such subsidiaries for the same prospective clients. The founders or their affiliates have sponsored, and may in the future sponsor, other entities engaged in or intending to engage in insurance and reinsurance underwriting, some of which, together with the founders, may compete with us. Our founders and their affiliates have also entered into agreements with and made investments in numerous companies that may compete with us. In particular:

     - Jack Byrne, Chairman of our Board of Directors and a member of our Compensation and Nominating Committee, is also Chairman and Chief Executive Officer of White Mountains.

     - K. Thomas Kemp, our Chief Financial Officer and a member of our Board of Directors, is President and a member of the Board of Directors of White Mountains, and Mr. Kemp is also a director of Amlin plc, which accounts for a significant proportion of our QQS premiums.

     - Raymond Barrette, a member of our Board of Directors and a member of the Underwriting Policy Committee of our Board of Directors, is Chairman, Managing Director and Chief Executive Officer of OneBeacon Insurance Group LLC, a subsidiary of White Mountains, and is a director of White Mountains.

     - John Gillespie, a member of our Board of Directors and Chairman of the Finance Committee of our Board, is a Managing Director of OneBeacon Insurance Group LLC and a director of White Mountains and chairman of the investment committee of White Mountains' board. In addition, Mr. Gillespie is Principal Executive Officer of OneBeacon Asset Management, a wholly owned subsidiary of White Mountains, which we have engaged to provide investment advisory and management services.

     - Folksamerica Reinsurance Company, a reinsurance subsidiary of White Mountains, has entered into a quota share arrangement with Olympus Reinsurance Ltd., a recently formed Bermuda insurance and reinsurance company. Certain of the directors, officers and affiliates of White Mountains own approximately 5% of the shares of the parent holding company of Olympus, and a member of the board of directors of White Mountains is Chairman of that holding company.

     - We have purchased certain risk management services from Benfield.

     We do not have any agreement or understanding with any of these parties regarding the resolution of potential conflicts of interest. In addition, we may not be in a position to influence any party's decision to engage in activities that would give rise to a conflict of interest. These parties may take actions that are not in our shareholders' best interests.

IF WE CHOOSE TO PURCHASE REINSURANCE, WE MAY BE UNABLE TO DO SO.

     We currently do not purchase reinsurance for our own account. In order to limit the effect of large and multiple losses upon our financial condition, we may seek to buy reinsurance in the future. This type of insurance is known as "RETROCESSIONAL REINSURANCE." A reinsurer's insolvency or inability to make payments under the terms of its reinsurance treaty with us could have a material adverse effect on us.

     From time to time, market conditions have limited, and in some cases have prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance, which they consider adequate for their business needs. Following the September 11th terrorist attacks, terms and conditions in the retrocessional market generally became less attractive. Accordingly, we may not be able to obtain our desired amounts of retrocessional reinsurance. In addition, even if we are able to obtain such retrocessional reinsurance, we may not be able to negotiate terms that we deem appropriate or acceptable or from entities with satisfactory creditworthiness. Thus far, we have not arranged any reinsurance or retrocession.

SINCE WE DEPEND ON A FEW REINSURANCE BROKERS FOR A LARGE PORTION OF OUR REVENUES, LOSS OF BUSINESS PROVIDED BY THEM COULD ADVERSELY AFFECT US.

     We market our reinsurance worldwide primarily through reinsurance brokers. Subsidiaries and affiliates of Benfield (one of our founders and a shareholder), Willis Group, Guy Carpenter and Aon Re Worldwide provided 34.1%, 26.1%, 19.0% and 10.9%, (for a total of 90.1%) respectively, of our premiums written in the six months ended June 30, 2002. Affiliates of two of these brokers, Aon and Guy Carpenter, have also co-sponsored the formation of Bermuda reinsurance companies that may compete with us, and these brokers may favor their own reinsurers over other companies. Loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse effect on our business.

OUR RELIANCE ON REINSURANCE BROKERS SUBJECTS US TO THEIR CREDIT RISK.

     In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the ceding insurers that have reinsured a portion of their liabilities with us. In some jurisdictions, if a broker fails to make such a payment, we might remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. Consequently, we assume a degree of credit risk associated with brokers around the world.

OUR INVESTMENT PERFORMANCE MAY AFFECT OUR FINANCIAL RESULTS AND ABILITY TO CONDUCT BUSINESS.

     Our funds are invested on a discretionary basis by a professional investment advisory management firm, OneBeacon Asset Management Inc., a wholly owned subsidiary of White Mountains, subject to policy guidelines, which are periodically reviewed by the finance committee of our board. See "Business -- Investments." Although our investment policies stress diversification of risks, conservation of principal and liquidity, our investments are subject to market-wide risks and fluctuations, as well as to risks inherent in particular securities. In particular, the volatility of our claims submissions may force us to liquidate securities which may cause us to incur capital losses. If we structure our investments improperly relative to our reinsurance liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Investment losses could significantly decrease our assets, thereby affecting our ability to conduct business.

OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED BY CURRENCY FLUCTUATIONS.

     Our functional currency is the U.S. dollar. We expect that approximately one-third of our premiums will be written in currencies other than the U.S. dollar. A portion of our loss reserves are also in non-U.S. currencies. We may, from time to time, experience losses resulting from fluctuations in the values of these non-U.S. currencies, which could adversely affect our operating results.

     At present we have no currency hedges in place, nor are we aware of any material exposures to loss payments that will be paid in non-U.S. currencies. We intend to consider using hedges when we are advised of known or probable significant losses that will be paid in non-U.S. currencies. We can therefore choose to manage currency fluctuation exposure during the period between advice and ultimate payment. However, we would not normally hedge against this possible exposure for the portion of our loss reserves that represent losses incurred but not reported. Reserves for losses incurred but not reported will be a substantial part of our total loss reserves.

WE ARE RATED BY A.M. BEST AND A DECLINE IN THIS RATING COULD AFFECT OUR STANDING AMONG BROKERS AND CUSTOMERS AND CAUSE OUR SALES AND EARNINGS TO DECREASE.

     Ratings have become an increasingly important factor in establishing the competitive position of reinsurance companies. A.M. Best assigned Montpelier Re a financial strength rating of "A-"(Excellent), which is fourth highest of fifteen rating levels. The objective of A.M. Best's rating system is to provide an opinion of an insurer's financial strength and ability to meet ongoing obligations to its policyholders. Our rating reflects A.M. Best's opinion of our initial capitalization, management and sponsorship, and is not an evaluation directed to investors in our common shares and is not a recommendation to buy, sell or hold our common shares. Our rating is subject to periodic review by, and may be revised downward or revoked at the sole discretion of A.M. Best, and we cannot assure you that we will be able to retain this rating.

     If our rating is reduced from its current levels by A.M. Best, our competitive position in the insurance industry would suffer, and it would be more difficult for us to market our products. A significant downgrade could result in a substantial loss of business as ceding companies, and brokers that place such business, move to other reinsurers with higher ratings.

WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE.

     Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by this offering are insufficient to fund future operating requirements and cover claim losses, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the shares offered hereby. If we cannot obtain adequate capital, our business, operating results and financial condition could be adversely affected.

RISKS RELATED TO OUR INDUSTRY

SUBSTANTIAL NEW CAPITAL INFLOWS INTO THE REINSURANCE INDUSTRY WILL INCREASE COMPETITION.

     The reinsurance industry is highly competitive. We compete, and will continue to compete, with major U.S. and non-U.S. reinsurers, many of which have greater financial, marketing and management resources than we have. We also compete with several other Bermuda-based reinsurers that write reinsurance and that target the same market as we do and utilize similar business strategies, and some of these companies currently have more capital than we have. We also compete with financial products, such as risk securitization, the usage of which has grown in volume. Since September 11, 2001, established competitors have completed or may be planning to complete additional capital raising transactions. New companies continue to be formed to enter the reinsurance market. The full extent and effect of this additional capital on the reinsurance market will not be known for some time and current market conditions could reverse. Ultimately, this competition could affect our ability to attract or retain business or to write business at premium rates sufficient to cover losses. If competition limits our ability to write new business at adequate rates, our return on capital may be adversely affected.

RECENT EVENTS MAY RESULT IN POLITICAL, REGULATORY AND INDUSTRY INITIATIVES WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

     The supply of property catastrophe reinsurance coverage has decreased due to withdrawal of capacity and substantial reductions in capital resulting from, among other things, the September 11th terrorist attacks. This tightening of supply may result in government intervention in the insurance and reinsurance markets, both in the United States and worldwide. For example, several legislative proposals that are designed to ensure the availability of insurance coverage for terrorist acts have been introduced in the U.S. Congress. Legislation has been adopted in the U.S. House of Representatives designed, among other things, to provide federal government loans over a short-term period to commercial insurers and reinsurers for funding losses arising from terrorist acts against U.S. properties, which loans would be repaid through industry assessments and, if losses exceed a threshold, policyholder assessments. Similarly, legislation has been adopted in the U.S. Senate; the Senate legislation provides for direct government assistance to commercial insurers and reinsurers for covered losses that exceed a per-company "deductible." We cannot predict whether any such legislation will be enacted or what form it may take. In addition, the insurance and reinsurance regulatory framework has been subject to increased scrutiny by individual U.S. state governments.

     This potential government intervention has created uncertainty in the insurance and reinsurance markets about the definition of terrorist acts and the extent to which future coverages will extend to terrorist acts. The extent to which coverage for terrorist acts is offered in the future is also uncertain. Government regulators are generally concerned with the protection of policyholders to the exclusion of other constituencies, including shareholders. While we cannot predict the exact nature, timing or scope of possible governmental initiatives, such proposals could adversely affect our business by:

     - providing insurance and reinsurance capacity in markets and to consumers that we target;

     - requiring our participation in industry pools and guaranty associations;

     - regulating the terms of insurance and reinsurance policies; or

     - disproportionately benefiting the companies of one country over those of another.

     The insurance industry is also affected by political, judicial and legal developments that may create new and expanded theories of liability. Such changes may result in delays or cancellations of products and services by insurers and reinsurers, which could adversely affect our business.

COMPETITION IN THE INSURANCE INDUSTRY COULD REDUCE OUR OPERATING MARGINS.

     Competition in the insurance industry has increased as industry participants seek to enhance their product and geographic reach, client base, operating efficiency and general market power through organic growth, mergers and acquisitions, and reorganization activities. As the insurance industry evolves, competition for customers may become more intense and the importance of acquiring and properly servicing each customer will grow. We could incur greater expenses relating to customer acquisition and retention, which could reduce our operating margins.

THE REINSURANCE BUSINESS IS HISTORICALLY CYCLICAL AND WE EXPECT TO EXPERIENCE PERIODS WITH EXCESS UNDERWRITING CAPACITY AND UNFAVORABLE PREMIUMS.

     Historically, reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for reinsurance is influenced significantly by underwriting results of primary property insurers and prevailing general economic conditions. The supply of reinsurance is related to prevailing prices, the levels of insured losses and the levels of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the reinsurance industry. As a result, the reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. Although premium levels for many products have increased in recent months, the supply of reinsurance may increase, either by capital provided by new entrants or by the commitment of additional capital by existing reinsurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms and fewer submissions for our underwriting services. In addition to these considerations, changes in the frequency and severity of losses suffered by insurers may affect the cycles of the reinsurance business significantly, and we expect to experience the effects of such cyclicality.

WE MAY BE ADVERSELY AFFECTED BY INTEREST RATE CHANGES.

     Our operating results depend, in part, on the performance of our investment portfolio. Our investment portfolio contains interest sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. Changes in interest rates could also have an adverse effect on our investment income and results of operations.

     Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Any measures we take that are intended to manage the risks of operating in a changing interest rate environment may not effectively mitigate such interest rate sensitivity.

RISKS RELATED TO OUR COMMON SHARES AND THIS OFFERING

THERE IS NO PRIOR PUBLIC MARKET FOR OUR COMMON SHARES.

     Currently there is no public trading market for our common shares and there can be no assurance that an active trading market will develop and continue upon completion of this offering or that the market price of our common shares will not decline below the initial public offering price. The initial public offering price per common share will be determined by agreement among the Company and the representatives of the underwriters and may not be indicative of the market price of our common shares after our initial public offering. Our common shares have been approved for listing on the New York Stock Exchange under the symbol "MRH," subject to official notice of issuance.

FUTURE SALES OF COMMON SHARES MAY AFFECT THEIR MARKET PRICE.

     We cannot predict what effect, if any, future sales of our common shares, or the availability of common shares for future sale, will have on the market price of our common shares. Sales of substantial amounts of our common shares in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our common shares and may make it more difficult for you to sell your common shares at a time and price which you deem appropriate. Upon completion of our initial public offering there will be 61,964,000 common shares outstanding. If the underwriters' over-allotment option for an additional 1,428,600 common shares is exercised, 63,392,600 common shares will be outstanding.

PUBLIC INVESTORS WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price per common share is significantly higher than our net book value per share. Accordingly, if you purchase common shares in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of 9,524,000 common shares, you will incur immediate dilution of approximately $2.26 in the net book value per common share if you purchase common shares in this offering.

WE DO NOT CURRENTLY INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

     It is uncertain when, if ever, we will declare dividends to our shareholders. During our early years of operations, we expect that Montpelier Re will retain virtually all profit, other than that necessary to pay our debt service and other expenses, to provide capacity to write reinsurance and to accumulate reserves and surplus for the payment of claims. See also "Risk Factors -- Our ability to pay dividends may be constrained by our holding company structure and the limitations on payment of dividends Bermuda law and regulations impose on us." Furthermore, our ability to pay dividends is limited under our two senior credit facilities with Bank of America, N.A. and a syndicate of commercial banks. Under these facilities, we cannot pay dividends to our shareholders until April 1, 2003. After this date, if we pay dividends exceeding 50% of our net income at the end of any quarter, excluding all extraordinary gains and losses, we would be required to simultaneously repay amounts owing under our loan facilities. You should not rely on an investment in our Company if you require dividend income. In the foreseeable future, the only possible return on an investment in us would come from an appreciation of our common shares.

THERE ARE PROVISIONS IN OUR CHARTER DOCUMENTS WHICH RESTRICT THE VOTING RIGHTS OF OUR COMMON SHARES.

     Our bye-laws generally provide that any shareholder owning, directly or by attribution, more than 9.5% of our common shares will have the voting rights attached to such common shares reduced so that it may not exercise more than 9.5% of the total voting rights. See "Description of Share Capital -- Voting Rights."

U.S. PERSONS WHO OWN OUR COMMON SHARES MAY HAVE MORE DIFFICULTY IN PROTECTING THEIR INTERESTS THAN U.S. PERSONS WHO ARE SHAREHOLDERS OF A U.S. CORPORATION.

     The Companies Act 1981 of Bermuda, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act which includes, where relevant, information on modifications thereto adopted pursuant to our bye-laws, applicable to us, which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.

     Interested Directors. Bermuda law and our bye-laws provide that we cannot void any transaction we enter into in which a director has an interest, nor can such director be liable to us for any profit realized pursuant to such transaction, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing, to the directors. Under Delaware law such transaction would not be voidable if:

     - the material facts as to such interested director's relationship or interests were disclosed or were known to the board of directors and the board had in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors;

     - such material facts were disclosed or were known to the stockholders entitled to vote on such transaction and the transaction were specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

     - the transaction were fair as to the corporation as of the time it was authorized, approved or ratified.

     Under Delaware law, the interested director could be held liable for a transaction in which the director derived an improper personal benefit.

     Business Combinations with Large Shareholders or Affiliates. As a Bermuda company, we may enter into business combinations with our large shareholders or affiliates, including mergers, asset sales and other transactions in which a large shareholder or affiliate receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders, without obtaining prior approval from our Board of Directors or from our shareholders. If we were a Delaware company, we would need prior approval from our Board of Directors or a supermajority of our shareholders to enter into a business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless we opted out of the relevant Delaware statute.

     Shareholders' Suits. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the company to remedy a wrong done to the company where an act is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the company, against any director or officer for any act or failure to act in the performance of such director's or officer's duties, except with respect to any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

     Indemnification of Directors. We may indemnify our directors or officers or any person appointed to any committee by the Board acting in their capacity as such in relation to any of our affairs for any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the company other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not be opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

     For more information on the differences between Bermuda and Delaware corporate laws, see "Description of Share Capital -- Differences in Corporate Law."

ANTI-TAKEOVER PROVISIONS IN OUR BYE-LAWS COULD IMPEDE AN ATTEMPT TO REPLACE OR REMOVE OUR DIRECTORS, WHICH COULD DIMINISH THE VALUE OF OUR COMMON SHARES.

     Our bye-laws contain provisions that may entrench directors and make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a potential takeover. The Board of Directors has the power to appoint a managing director or chief executive officer, a president and a vice president and such additional officers as the Board may determine to perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging changes in management and takeover attempts in the future.

     For example, our bye-laws contain the following provisions that could have such an effect:

     - election of our directors is staggered, meaning that the members of only one of three classes of our directors are elected each year;

     - shareholders have limited ability to remove directors;

     - the total voting power of any shareholder owning more than 9.5% of our common shares will be reduced to 9.5% of the total voting power of our common shares; and

     - our directors may decline to record the transfer of any common shares on our share register if they believe that registration of the transfer is required under any federal or state securities law or under the laws of any other jurisdiction and the registration has not yet been effected.

YOU MAY HAVE DIFFICULTY EFFECTING SERVICE OF PROCESS ON US OR ENFORCING JUDGMENTS AGAINST US IN THE UNITED STATES.

     We are incorporated pursuant to the laws of Bermuda and our business is based in Bermuda. In addition, certain of our directors and officers and certain of the experts named in this prospectus reside outside the United States, and all or a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the United States. As such, we have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether:

     - an investor would be able to enforce, in the courts of Bermuda, judgments of United States courts against persons who reside in Bermuda based upon the civil liability provisions of the United States federal securities laws;

     - an investor would be able to enforce, in the courts of Bermuda, judgments of United States courts based upon the civil liability provisions of the United States federal securities laws;

     - an investor would be able to bring an original action in the Bermuda courts to enforce liabilities against us or our directors and officers, as well as the experts named in this prospectus, who reside outside the United States based solely upon United States federal securities laws.

     Further, we have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of United States courts, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Because judgments of United States courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

WE MAY REPURCHASE YOUR COMMON SHARES.

     Under our bye-laws and subject to Bermuda law, we have the option, but not the obligation, to require a shareholder to sell some or all of its common shares to us at fair market value (which would be based upon the average closing price of the common shares as defined under our bye-laws) if the Board reasonably determines, in good faith based on an opinion of counsel, that share ownership, directly, indirectly or constructively by any shareholder is likely to result in adverse tax, regulatory or legal consequences to us, certain of our other shareholders or our subsidiaries.

Risks Related to Taxation

WE AND OUR SUBSIDIARIES MAY BE SUBJECT TO U.S. TAX.

     We and Montpelier Re are organized under the laws of Bermuda and believe, based on the advice of counsel, that we operate in a manner such that we are not subject to U.S. taxation on our income (other than excise taxes on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. withholding taxes on certain U.S. source investment income). However, because there is considerable uncertainty as to the activities which constitute being engaged in a trade or business within the United States, there can be no assurances that the U.S. Internal Revenue Service will not contend successfully that we or Montpelier Re are engaged in a trade or business in the United States. If we or Montpelier Re were considered to be engaged in a business in the United States, we could be subject to U.S. corporate income and branch profits taxes on the portion of our earnings effectively connected to such U.S. business. See "Material Tax Considerations."

     Personal Holding Company Rules. We or a subsidiary might be subject to U.S. tax on a portion of our income that is earned from U.S. sources if we or a subsidiary are considered a personal holding company ("PHC"), for U.S. federal income tax purposes. This status will depend on the portion of our shareholder base, based on value, that consists of or is deemed to consist of individuals and the percentage of our income, or the income of our subsidiaries, as determined for U.S. federal income tax purposes, that consists of "personal holding company income". We believe, based on the advice of counsel, that neither we nor any of our subsidiaries will be considered a PHC, but we cannot assure you that this will be the case or that the amount of U.S. tax that would be imposed if it were not the case would be immaterial. See "Material Tax Considerations-Taxation of the Company and Montpelier Re -- United
States -- Personal Holding Companies."

U.S. PERSONS WHO HOLD COMMON SHARES MAY BE SUBJECT TO U.S. INCOME TAXATION AT ORDINARY INCOME RATES ON THEIR PROPORTIONATE SHARE OF OUR "RELATED PARTY INSURANCE INCOME" ("RPII").

     RPII is the income of Montpelier Re, if any, attributable to insurance or reinsurance policies where the direct or indirect insureds are U.S. shareholders or are related to U.S. shareholders. RPII may be included in a U.S. shareholder's gross income whether or not such shareholder is a policyholder. We do not expect our gross RPII to equal or exceed 20% of our gross insurance income in any taxable year for the foreseeable future and do not expect our direct or indirect insureds (and related persons) to directly or indirectly own 20% or more of either the voting power or value of our common shares, but we cannot assure you that this will be the case. If our expectation is incorrect, a U.S. person owning any common shares directly or indirectly on the last day of our taxable year will be required to include in gross income for U.S. federal income tax purposes such holder's share of the RPII for up to the entire taxable year, determined as if all such RPII were distributed proportionately only to such U.S. shareholders at that date, but limited by such holder's share of our current-year earnings and profits as reduced by the holder's share, if any, of certain prior-year deficits in earnings and profits attributable to our insurance business. Upon the sale or other disposition of any common shares, such person may also be required to recognize ordinary income rather than capital gain to the extent of the shareholder's pro rata share of our undistributed earnings and profits and to file IRS Form 5471, although this should not be the case because we should not be treated as deriving RPII income directly. The RPII provisions have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts, or otherwise, might have retroactive effect. The Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to us and our subsidiaries is uncertain. See "Material Tax Considerations -- Taxation of
Shareholders -- United States Taxation."

U.S. PERSONS WHO HOLD COMMON SHARES WILL BE SUBJECT TO ADVERSE TAX CONSEQUENCES IF WE ARE CONSIDERED A PFIC FOR U.S. FEDERAL INCOME TAX PURPOSES.

     Based on the advice of counsel, we believe that we are not, and we currently do not expect to become, a passive foreign investment company (a "PFIC") for U.S. federal income purposes. We can not assure you, however, that we will not be considered a PFIC. If we were considered a PFIC it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation, including subjecting the investor to a greater tax liability than might otherwise apply and subjecting the investor to tax on amounts in advance of when tax would otherwise be imposed. There are currently no regulations regarding the application of the passive foreign investment company provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, such guidance would have on a shareholder that is subject to United States federal income taxation. See "Material Tax
Considerations -- Taxation of Shareholders -- United States Taxation -- Passive Foreign Investment Companies."

U.S. PERSONS WHO HOLD COMMON SHARES WILL BE SUBJECT TO ADVERSE TAX CONSEQUENCES IF WE OR ANY OF OUR SUBSIDIARIES ARE CONSIDERED A FPHC FOR U.S. FEDERAL INCOME TAX PURPOSES.

     Based on the advice of counsel, we believe that neither we nor any of our subsidiaries are, and we currently do not expect any of them or us to become, a foreign personal holding company (a "FPHC") for U.S. federal income tax purposes. We can not assure you, however, that we will not be considered a FPHC. If we were considered a FPHC it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation including subjecting the investor to a greater tax liability than might otherwise apply and subjecting the investor to tax on amounts in advance of when tax would otherwise be imposed. See "Material Tax Considerations -- Taxation of
Shareholders -- United States Taxation -- Foreign Personal Holding Companies."

WE MAY BECOME SUBJECT TO U.S. TAX LEGISLATION CONCERNING BERMUDA CORPORATIONS.

     Congress has been discussing legislation intended to eliminate certain perceived tax advantages of (i) U.S. companies that have changed their legal domiciles to Bermuda and (ii) U.S. insurance companies having Bermuda affiliates. These legislative proposals do not contain provisions that would adversely affect companies that were formed outside the United States and do not have any U.S. affiliates. It is difficult to predict what any final legislation will look like given the current political environment. Therefore, while currently there is no specific legislative proposal which, if enacted, would adversely affect us, Montpelier Re or our shareholders, broader-based legislative proposals could emerge that could conceivably have an adverse impact on us, Montpelier Re or our shareholders.

WE MAY BECOME SUBJECT TO TAXES IN BERMUDA AFTER 2016, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

     The Bermuda Minister of Finance, under the Exempted Undertaking Tax Protection Act 1966, as amended, of Bermuda, has given us assurance that if any legislation is enacted in Bermuda that would impose tax on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or any of our operations or our shares, debentures or other obligations until March 28, 2016. We cannot assure you that we will not be subject to any Bermuda tax after that date.

THE IMPACT OF BERMUDA'S LETTER OF COMMITMENT TO THE ORGANIZATION FOR ECONOMIC COOPERATION AND DEVELOPMENT TO ELIMINATE HARMFUL TAX PRACTICES IS UNCERTAIN AND COULD ADVERSELY AFFECT OUR TAX STATUS IN BERMUDA.

     The Organization for Economic Cooperation and Development, which is commonly referred to as the OECD, has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD's report dated June 26, 2000, Bermuda was not listed as a tax haven jurisdiction because it had previously signed a letter committing itself to eliminate harmful tax practices by the end of 2005 and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from the commitment or whether such changes will subject us to additional taxes.

RISKS RELATED TO REGULATION

     IF WE BECOME SUBJECT TO INSURANCE STATUTES AND REGULATIONS IN JURISDICTIONS OTHER THAN BERMUDA OR THERE IS A CHANGE TO BERMUDA LAW OR REGULATIONS OR APPLICATION OF BERMUDA LAW OR REGULATIONS, THERE COULD BE A SIGNIFICANT AND NEGATIVE IMPACT ON OUR BUSINESS.

     Montpelier Re, our wholly owned operating subsidiary, is a registered Bermuda Class 4 insurer. As such, it is subject to regulation and supervision in Bermuda. Bermuda insurance statutes, regulations and policies of the Bermuda Monetary Authority require Montpelier Re to, among other things:

     - maintain a minimum level of capital, surplus and liquidity;

     - satisfy solvency standards;

     - restrict dividends and distributions;

     - obtain prior approval of ownership and transfer of shares;

     - maintain a principal office and appoint and maintain a principal representative in Bermuda; and

     - provide for the performance of certain periodic examinations of Montpelier Re and its financial condition.

     These statutes and regulations may, in effect, restrict our ability to write reinsurance policies, to distribute funds and to pursue our investment strategy.

     We do not presently intend that Montpelier Re will be admitted to do business in any jurisdiction in the United States, the United Kingdom or elsewhere (other than Bermuda). However, we cannot assure you that insurance regulators in the United States, the United Kingdom or elsewhere will not review the activities of Montpelier Re or related companies or its agents and claim that Montpelier Re is subject to such jurisdiction's licensing requirements. If any such claim is successful and Montpelier Re must obtain a license, we may be subject to taxation in such jurisdiction. In addition, Montpelier Re is subject to indirect regulatory requirements imposed by jurisdictions that may limit its ability to provide insurance or reinsurance. For example, Montpelier Re's ability to write insurance or reinsurance may be subject, in certain cases, to arrangements satisfactory to applicable regulatory bodies. Proposed legislation and regulations may have the effect of imposing additional requirements upon, or restricting the market for, alien insurers or reinsurers with whom domestic companies place business.

     Generally, Bermuda insurance statutes and regulations applicable to Montpelier Re are less restrictive than those that would be applicable if it were governed by the laws of any state in the United States. In the past, there have been congressional and other initiatives in the United States regarding proposals to supervise and regulate insurers domiciled outside the United States. If in the future we become subject to any insurance laws of the United States or any state thereof or of any other jurisdiction, we cannot assure you that we would be in compliance with those laws or that coming into compliance with those laws would not have a significant and negative effect on our business.

     The process of obtaining licenses is very time consuming and costly, and we may not be able to become licensed in a jurisdiction other than Bermuda, should we choose to do so. The modification of the conduct of our business resulting from our becoming licensed in certain jurisdictions could significantly and negatively affect our business. In addition, our inability to comply with insurance statutes and regulations could significantly and adversely affect our business by limiting our ability to conduct business as well as subjecting us to penalties and fines.

     Because we are incorporated in Bermuda, we are subject to changes of Bermuda law and regulation that may have an adverse impact on our operations, including imposition of tax liability or increased regulatory supervision. In addition, we will be exposed to changes in the political environment in Bermuda. The Bermuda insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions, including in the United States and in various states within the United States. We cannot predict the future impact on our operations of changes in the laws and regulation to which we are or may become subject.

     IF OUR SUBSIDIARY IS UNABLE TO OBTAIN THE NECESSARY CREDIT WE MAY NOT BE ABLE TO OFFER REINSURANCE IN CERTAIN MARKETS.

     Montpelier Re is not licensed or admitted as an insurer in any jurisdiction other than Bermuda. Because many jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security mechanisms are in place, it is anticipated that our reinsurance clients will typically require us to post a letter of credit or other collateral. In order for Montpelier Re to write Lloyd's Qualifying Quota Share business, it must provide an evergreen letter of credit in favor of The Society and Council of Lloyd's in accordance with Lloyd's rules. We have made arrangements with Fleet Bank for the provision of a standby letter of credit in a form acceptable to Lloyd's in an amount of up to $200 million, which we consider sufficient to support Montpelier Re's estimated qualifying quota share obligations during its first year of operation. If Montpelier Re were to become unable to obtain the necessary credit, Montpelier Re could be limited in its ability to write business for certain of our clients.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus may include forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the insurance sector in general. Statements which include the words "expect," "intend," "plan," "believe," "project," "anticipate," "will" and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

     All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under "Risk Factors" above. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

     If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus which could cause actual results to differ before making an investment decision.

                                USE OF PROCEEDS

     We estimate the net proceeds from the initial public offering of our common shares, after deducting the underwriting discounts and commissions and our estimated offering expenses, will be approximately $174.6 million. The net proceeds will be approximately $201.2 million if the underwriters exercise their over-allotment option in full. We presently intend to contribute substantially all of the net proceeds of this offering to Montpelier Re, to increase its capital and surplus in order to increase its underwriting capacity. Subject to market conditions, we currently anticipate that the classes of business to be underwritten by Montpelier Re will remain broadly consistent with those underwritten in the first six months of 2002.

                                DIVIDEND POLICY

     We have never declared or paid and do not currently intend to pay any cash dividends on our common shares. Any determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our Board of Directors deems relevant.

     Our ability to pay dividends depends, in part, on the ability of our subsidiaries to pay dividends to us. Montpelier Re is subject to Bermuda laws and regulatory constraints which affect its ability to pay dividends to us. Under the Insurance Act 1978 of Bermuda and related regulations, which we refer to as the Insurance Act, Montpelier Re must maintain a minimum solvency margin and minimum liquidity ratio and is prohibited from declaring or paying dividends if it does not comply or such action would result in noncompliance with the Insurance Act. Under the Insurance Act, Montpelier Re may not pay dividends in any financial year which would exceed 25% of its total statutory capital and surplus, unless an affidavit stating that it will continue to meet the required margins is filed with the Bermuda Monetary Authority, and Montpelier Re must obtain the approval of the Bermuda Monetary Authority before reducing its statutory capital by 15% or more. In addition, as a Class 4 insurer, Montpelier Re must maintain a minimum share capital of $1.0 million and a solvency margin equal to the greatest of $100.0 million, 50% of NET PREMIUMS WRITTEN or 15% of the loss and loss adjustment expense reserves. In addition, under the Companies Act, the Company and Montpelier Re may only declare or pay a dividend if, among other matters, there are reasonable grounds for believing that each of them is, or would after the payment be, able to pay their respective liabilities as they become due. Accordingly, we cannot assure you that we will declare or pay dividends in the future.

     Furthermore, our ability to pay dividends is limited under our two senior credit facilities with Bank of America, N.A. and a syndicate of commercial banks. Under these facilities, we cannot pay dividends to our shareholders until April 1, 2003. After this date, if we pay dividends exceeding 50% of our net income at the end of any quarter, excluding all extraordinary gains and losses, we would be required to simultaneously repay amounts owing under our loan facilities.

                                 CAPITALIZATION

     The following table sets forth our combined capitalization on an actual basis as of June 30, 2002, and as adjusted to give effect to the sale of 9,524,000 common shares offered by us in this offering, after deducting estimated underwriting discounts and our estimated offering expenses.

     You should read this table in conjunction with "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes that are included elsewhere in this prospectus.

                                                                  AS OF JUNE 30, 2002
                                                              ---------------------------
                                                                ACTUAL     AS ADJUSTED(1)
                                                              ----------   --------------
                                                                    (IN THOUSANDS)
LONG-TERM DEBT:
  Bank debt.................................................  $  150,000     $  150,000
  Revolving credit facility(2)..............................          --             --
                                                              ----------     ----------
     Total long-term debt...................................  $  150,000     $  150,000
SHAREHOLDERS' EQUITY:
  Common shares.............................................  $       87     $      103
  Additional paid-in capital(3).............................     922,540      1,097,110
  Accumulated other comprehensive income....................      11,779         11,779
  Accumulated deficit(3)....................................      (9,863)        (9,863)
                                                              ----------     ----------
     Total shareholders' equity.............................     924,543      1,099,129
                                                              ----------     ----------
TOTAL CAPITALIZATION........................................  $1,074,543     $1,249,129
                                                              ==========     ==========

---------------

(1) As Adjusted column reflects the deduction of estimated underwriting discounts and our estimated offering expenses and assumes that the underwriters' over-allotment option is not exercised.

(2) Consists of a 364-day revolving credit facility with a $50 million borrowing limit.

(3) A $61.3 million charge representing the fair value of warrants granted to the founders at our formation is reflected as an increase to paid-in capital and a decrease to retained earnings/(accumulated deficit).

                                    DILUTION

     As of June 30, 2002, our net book value was $924.5 million, or $17.63 per common share. As used below, our net book value per common share represents shareholders' equity divided by the number of common shares outstanding. After giving effect to the issuance of 9,524,000 of our common shares (after deducting estimated underwriting discounts and our estimated offering expenses and assuming that the underwriters' over-allotment option is not exercised), the application of the estimated net proceeds therefrom, our net book value as of June 30, 2002, would have been $1,099 million, or $17.74 per common share. This amount represents an immediate increase of $0.11 per common share to the existing shareholders and an immediate dilution of $2.26 per common share issued to the new investors purchasing shares offered hereby at the assumed public offering price. The following table illustrates this per share dilution:

Initial public offering price per common share..............   $20.00
  Net book value per common share before the offering.......    17.63
  Increase attributable to the offering.....................     0.11
Net book value per common share after the offering..........    17.74
Dilution per common share to new investors(1)...............   $ 2.26

---------------

(1) If the underwriters' over-allotment option is exercised in full, dilution per share to new investors will be $2.24.

     The following table sets forth the number of our common shares issued, the total consideration paid and the average price per common share paid by all of our existing shareholders and new investors, after giving effect to the issuance of 9,524,000 common shares in the offering (before deducting estimated underwriting discounts and our estimated offering expenses and assuming that the underwriters' over-allotment option is not exercised).

                                            SHARES ISSUED         TOTAL CONSIDERATION       AVERAGE
                                         --------------------   ------------------------   PRICE PER
                                           NUMBER     PERCENT       AMOUNT       PERCENT     SHARE
                                         ----------   -------   --------------   -------   ---------
Existing shareholders..................  52,440,000     84.6%   $  874,000,000     82.1%    $16.67
                                         ----------    -----    --------------    -----     ------
New investors..........................   9,524,000     15.4       190,480,000     17.9      20.00
                                         ----------    -----    --------------    -----     ------
     Total.............................  61,964,000    100.0%   $1,064,480,000    100.0%    $17.18
                                         ==========    =====    ==============    =====     ======

                            SELECTED FINANCIAL DATA

     The following table sets forth our summary historical financial information for the periods ended and as of the dates indicated. Montpelier Re commenced operations on December 16, 2001. The summary income statement data for the period from inception (November 14, 2001) through December 31, 2001 and the summary balance sheet data as of December 31, 2001 are derived from our audited financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP and have been audited by PricewaterhouseCoopers (Bermuda), our independent auditors. The summary income statement data for the six months ended June 30, 2002 and the summary balance sheet data as of June 30, 2002 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our results of operations and financial position for these periods. These historical results are not necessarily indicative of results to be expected from any future period and the year to date results presented below are not necessarily indicative of our full year performance. You should read the following summary combined financial information along with the information contained in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

                                                                PERIOD ENDED       SIX MONTHS ENDED
                                                            DECEMBER 31, 2001(1)    JUNE 30, 2002
                                                            --------------------   ----------------
                                                             (IN THOUSANDS, EXCEPT SHARE AMOUNTS,
                                                              PER SHARE AMOUNTS AND PERCENTAGES)
SUMMARY INCOME STATEMENT DATA:
  Gross premiums written..................................       $      150           $  340,018
  Reinsurance premiums ceded(2)...........................               --              (18,848)
                                                                 ----------           ----------
  Net premiums written....................................              150              321,170
  Change in unearned premiums.............................             (142)            (203,125)
                                                                 ----------           ----------
  Net premiums earned.....................................       $        8           $  118,045
  Net investment income...................................            1,139               18,955
  Net realized investment gains (losses)..................               --                1,497
  Loss and loss adjustment expenses.......................               --              (53,342)
  Acquisition costs.......................................               (1)             (21,174)
  General and administrative expenses.....................           (1,061)             (10,071)
  Interest on long-term loan..............................             (236)              (2,113)
  Incorporation expenses..................................             (146)                 (42)
  Fair value of warrants issued...........................          (61,321)                  --
                                                                 ----------           ----------
Net income (loss).........................................       $  (61,618)          $   51,755
                                                                 ==========           ==========
Basic earnings (loss) per share...........................       $    (1.18)          $     0.99
Fully diluted earnings (loss) per share...................       $    (1.18)          $     0.99
Basic weighted average shares outstanding.................       52,440,000           52,440,000
Diluted weighted average shares outstanding...............       52,440,000           52,446,782

SELECTED RATIOS (BASED ON U.S. GAAP INCOME STATEMENT
  DATA):
Loss ratio (on net premiums earned)(3)....................              n/a                 45.2%
Acquisition costs ratio (on net premiums earned)(4).......              n/a                 17.9%
General and administrative expense ratio (on net premiums
  earned)(5)..............................................              n/a                  8.6%
                                                                 ----------           ----------
Combined ratio(6).........................................              n/a                 71.7%
                                                                 ----------           ----------

                                                                 AS OF                 AS OF
                                                           DECEMBER 31, 2001       JUNE 30, 2002
                                                           -----------------       -------------
SUMMARY BALANCE SHEET DATA:                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
ASSETS
  Fixed maturities, equities and cash and cash
     equivalents........................................       $  991,009            $1,113,266
  Premium receivable....................................              133               181,873
  Other assets..........................................           30,656                66,203
                                                               ----------            ----------
Total assets............................................       $1,021,798            $1,361,342
                                                               ==========            ==========
LIABILITIES
  Loss and loss adjustment reserves.....................       $       --            $   58,426
  Unearned premium......................................              142               214,866
  Long-term debt........................................          150,000               150,000
  Other liabilities.....................................           11,003                13,507
                                                               ----------            ----------
Total liabilities.......................................       $  161,145            $  436,799
                                                               ==========            ==========
Total shareholders' equity..............................       $  860,653            $  924,543
                                                               ==========            ==========
Total liabilities and shareholders' equity..............       $1,021,978            $1,361,342
                                                               ==========            ==========

PER SHARE DATA (BASED ON U.S. GAAP BALANCE SHEET DATA)
Book value per share(7).................................       $    16.41            $    17.63
Diluted book value per share(8).........................       $    16.41            $    17.51

---------------

(1) The financial information for this period reflects our results from November 14, 2001, the date of incorporation, to December 31, 2001.

(2) The syndicates with which we have qualifying quota share contracts have purchased retrocessional cover, which inures to our benefit.

(3) The loss ratio is calculated by dividing loss and loss adjustment expenses by net premiums earned.

(4) The acquisition costs ratio is calculated by dividing acquisition costs by net premiums earned.

(5) The general and administrative expense ratio is calculated by dividing general and administrative expenses by net premiums earned.

(6) The combined ratio is the sum of the loss ratio, the acquisition costs ratio and the general and administrative expense ratio.

(7) Book value per share is based on total shareholders' equity divided by basic shares outstanding of 52,440,000.

(8) Fully diluted book value per share is calculated based on total shareholders' equity plus the assumed proceeds from the exercise of dilutive options and warrants, divided by diluted shares outstanding of 60,779,160.1.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the combined financial statements and accompanying notes which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

BUSINESS ENVIRONMENT AND OUR FORMATION

     The global property and casualty insurance and reinsurance industry has historically been highly cyclical. During the last half of the 1990s, the industry experienced excess capacity for writers of insurance and reinsurance, which resulted in highly competitive market conditions. After this extended period of intense competition and eroding premium rates, the reinsurance markets began experiencing improvements in rates, terms and conditions for reinsurers in the first quarter of 2000. Continuing improvements through 2001 extended to the primary insurance industry and were accelerated by the September 11th terrorist attacks, which resulted in losses to the industry estimated to be between $30 and $70 billion, which would make it the largest catastrophe loss ever experienced by the industry.

     We believe property and other reinsurance premiums have historically often risen in the short term in the aftermath of significant catastrophic losses. As claims are reserved, industry surplus is depleted and the industry's capacity to write new business diminishes. We believe that market trends similar to those that have occurred in past cycles are developing in the current environment. At the same time, we believe that there is a heightened awareness that commercial properties are exposed to a variety of risks resulting in an increase in the demand for insurance and reinsurance products. We were formed in November 2001 to take advantage of these opportunities, and through Montpelier Re, we seek to fulfill the need for additional underwriting capacity in the global property and casualty reinsurance market.

     We are observing substantial increases in premium rates for renewals in 2002 compared to 2001 levels. We believe that rate increases will continue throughout 2002, although at a more moderate pace. Capital provided by new entrants or by the commitment of additional capital by existing reinsurers may increase the supply of reinsurance which could impact pricing. An increase in the supply of reinsurance could moderate rate increases.

     Since we underwrite global specialty property reinsurance and have large aggregate exposures to natural and man-made disasters, we expect that our claim experience will be the result of relatively few events of high magnitude. The occurrence of claims from catastrophic events is likely to result in substantial volatility in, and could have a material adverse effect on, our financial condition and results and our ability to write new business. This volatility will affect our results in the period that the loss occurs because accounting principles do not permit reinsurers to reserve for such catastrophic events until they occur. Catastrophic events of significant magnitude historically have been relatively infrequent, although we believe the property catastrophe reinsurance market has experienced a high level of worldwide catastrophic losses in terms of both frequency and severity from 1987 to the present as compared to prior years. We also expect that increases in the values and concentrations of insured property will increase the severity of such occurrences in the future. We seek to reflect these trends as we price our reinsurance.

REVENUES

     We derive our revenues primarily from premiums from our reinsurance contracts and, to a lesser extent, income from our investment portfolio. Reinsurance premiums are a function of the amount and type of contracts we write, as well as prevailing market prices.

     Renewal dates for reinsurance business tend to be concentrated at the beginning of quarters, particularly the first quarter. In the markets in which we operate, in general, approximately 40% of gross premiums written relates to contracts that renew in the first quarter, approximately 25% relates to contracts that renew in the beginning of the second quarter, approximately 25% relates to contracts that renew in the beginning of the third quarter with the remainder renewing at various times throughout the year. Premiums are generally due in installments and earned ratably over the contract term, which ordinarily is twelve months.

     Our fixed income investments are held as available for sale. Under U.S. GAAP, these securities are carried at fair value, and unrealized gains and losses on these securities are not included in investment income in our combined statements of income, but are included in other comprehensive income as a separate component of shareholders' equity.

     Our only equity investment is in Exali Reinsurance Holdings Limited ("Exali") the unquoted holding company of Wellington Re Limited ("Wellington Re"). Under U.S. GAAP, such unquoted investments are carried at fair value.

EXPENSES

     Our expenses consist primarily of three types: loss and loss adjustment expenses, policy acquisition costs and general and administrative expenses. In our first period of operations we also incurred organizational expenses, interest expense and expense associated with the issuance of warrants.

     Loss and loss adjustment expenses are a function of the amount and type of reinsurance contracts we write and of the loss experience of the underlying risks. We record loss and loss adjustment expenses based on an actuarial analysis of the estimated losses we expect to be reported on contracts written. As described above, we will reserve for catastrophic losses as soon as a loss event is known to have occurred. The ultimate loss and loss adjustment expenses will depend on the actual costs to settle claims. We will increase or decrease our initial loss estimates as actual claims are reported and settled. Our ability to estimate loss and loss adjustment expenses accurately at the time of pricing our contracts will be a critical factor in determining our profitability.

     Acquisition costs consist principally of brokerage and commissions that represent a percentage of the premiums on reinsurance contracts written, and vary depending upon the amount and types of contracts written, and to a lesser extent ceding commissions paid to ceding insurers and excise taxes.

     General and administrative expenses consist primarily of professional fees, salaries, benefits and related costs, including costs associated with awards under our performance unit plan and our stock option plan. Other than performance units and stock options, expenses are primarily fixed in nature and do not vary with the amount of premiums written.

     We have awarded, and will in the future award, performance units to some of our employees. The ultimate value of these performance units to employees is dependent upon our achievement of specified underwriting targets over the course of overlapping three-year periods. We accrue the projected value of these units and expense the value to our income statement over the course of each three-year performance period. We recalculate our liability under the performance units as our financial results evolve, and reflect such adjustments in our income statement in the period in which they are determined. We have granted share options to Mr. Taylor as part of our formation and in September 2002, additional options for common shares were granted to other senior executives. We have adopted FAS 123 "Accounting for Stock-Based Compensation," which requires the recognition of compensation expense for the fair value of stock compensation awards.

RECENT DEVELOPMENTS

     On May 28, 2002, we signed a subscription and shareholders agreement to invest in Exali, the Bermuda-based holding company of Wellington Re, a London-based reinsurance company founded by Wellington Underwriting plc and an investor group led by The Blackstone Group and Candover Partners, which also includes affiliates of Credit Suisse First Boston Private Equity, Inc., 3i Group plc, Phoenix Equity Partners, Olympus Partners, Lexicon Partners and members of the management of Wellington Re. Subject to various conditions, Montpelier Re has agreed to invest up to approximately 9% of the total investor commitments of L448 million (or $653 million), or approximately $60 million, in two separate tranches. On June 21, 2002, Montpelier Re invested L22.1 million (or $33.0 million), and the second tranche is expected to close in November 2002.

     In addition, Montpelier Re has agreed to provide quota share reinsurance to Wellington Re involving annual ceded premiums to us of approximately $60 million for the underwriting years 2003, 2004 and 2005. These arrangements cover mainly property and casualty risks. Anthony Taylor has joined the board of directors of Exali and will remain on the board for so long as we retain a specified level of shareholdings and maintain the quota share business.

     Montpelier Re is examining its potential exposure to losses as a result of the flooding in central Europe in August of 2002. We have reviewed the estimates of the industry-wide insured loss, examined our contracts with exposures to risks in the affected areas, and discussed the likelihood of losses under such contracts with our reinsurance brokers. We have relatively small exposures in the affected areas. Our preliminary estimate is that our eventual losses from claims due to such floods will be in the range of $20 to $30 million, which contains substantial IBNR loss estimates from our underwriters for contracts where no specific information has been received from our cedents.

RESULTS OF OPERATIONS

     Montpelier Re Holdings Ltd. and Montpelier Re were formed on November 14, 2001, and Montpelier Re commenced insurance operations on December 16, 2001. Neither company had any prior operating history. Accordingly, we have no comparable results from prior periods. Our fiscal year ends on December 31. Our financial statements are prepared in accordance with U.S. GAAP.

  PERIOD ENDED DECEMBER 31, 2001

     During the period from inception to December 31, 2001, Montpelier Re wrote one policy with gross premiums written of $0.2 million and incurred no losses. An insignificant amount of premium was earned. Net investment income resulting from the investment of the proceeds of our private placement contributed $1.1 million to our net income. This was offset, however, by general and administrative expenses of $1.1 million and interest on long-term debt of $0.2 million. In addition, we incurred certain one-time expenses in connection with our formation, consisting of incorporation expenses of $0.1 million and a $61.3 million charge for the fair value of warrants issued. The warrants were issued to certain founding shareholders, and qualify as equity for accounting purposes, therefore, $61.3 million of additional paid-in capital was also created, with a net neutral impact on shareholders' equity. The net loss of $61.6 million for the period was almost entirely due to the charge related to the warrants.

  SIX MONTHS ENDED JUNE 30, 2002

     Gross Premiums Written. In the six months ended June 30, 2002, Montpelier Re's gross premiums written were $340.0 million. Gross premiums written were primarily driven by excess of loss contracts, which accounted for $228.5 million of premium and three Qualifying Quota Share ("QQS") arrangements, which accounted for $111.5 million of premium. The QQS business incepting in the first six months of 2002 is based on annual projections supplied by the underlying syndicates, together with actual reported results for the three months ended March 31, 2002. Gross premiums written related to QQS arrangements have been shown on a gross basis.

     Reinsurance Premiums Ceded. Reinsurance premiums ceded for the six months ended June 30, 2002 were $18.8 million, which was attributable to the reinsurance purchased by the QQS syndicates with respect to the QQS contracts in which we participated.

     Net Premiums Written. Net premiums written for the six months ended June 30, 2002 were $321.2 million, which were primarily derived from excess of loss contracts and QQS contracts, net of reinsurance.

     Net Change in Unearned Premiums. Net change in unearned premiums for the six months ended June 30, 2002 was $203.1 million, comprising a change in unearned premiums of $214.7 million and a change in unearned ceded premium of $11.6 million. This was primarily attributable to excess of loss contracts and QQS contracts, and reflects the fact that most of our contracts are written on a calendar year basis, with the premiums earned over the course of the year.

     Net Premiums Earned. Net premiums earned for the six months ended June 30, 2002 were $118.0 million, which were primarily attributable to the excess of loss contracts and QQS contracts. The large difference between net premiums written and net premiums earned during the six months ended June 30, 2002 reflects the fact that most of our contracts are written on a calendar year basis, with the premiums earned over the course of the year.

     Loss and Loss Adjustment Expenses. Loss and loss adjustment expenses for the six months ended June 30, 2002 were $53.3 million. The loss ratio was 45.2%. The amount recorded represents our estimate of expected losses on premiums earned. This was principally due to IBNR losses of $50.7 million and claims that were reported to us with total unadjusted net losses of $2.6 million. The total IBNR of $50.7 million includes $3.6 million of IBNR for estimated property catastrophe losses. This was actuarially determined, based on known catastrophe events in the six months ended June 30, 2002. We paid losses of $0.2 million in the six months ended June 30, 2002.

     Acquisition Costs. Acquisition costs for the six months ended June 30, 2002 were $21.2 million, which were principally due to brokerage commissions for our reinsurance contracts of $8.5 million and commissions paid to ceding insurers and other costs of $12.7 million.

     General and Administrative Expenses. General and administrative expenses for the six months ended June 30, 2002 were $10.1 million, which were driven primarily by fixed expenses of $6.3 million, $1.3 million accrual related to the performance units granted under our performance unit plan and current incentive compensation bonuses accrued and $2.5 million related to the accrual of the fair value of stock options granted. The general and administrative expense ratio for the six months was 8.6%.

     Net Investment Income. Net investment income for the six months ended June 30, 2002 was $19.0 million, which was primarily comprised of interest on coupon-paying bonds, bank interest and foreign exchange gains of $21.4 million, partially offset by accretion of premium on bonds and investment management fees of $1.4 million.

     Net Realized Investment Gains (Losses). Net investment gains for the six months ended June 30, 2002 were $1.5 million, which were principally due to gains realized from the sale of fixed income securities.

     Interest on Long-Term Loan. Interest on long-term loan for the six months ended June 30, 2002 was $2.1 million, which was attributable to interest expenses on the $150 million outstanding balance on our long-term loan facility described below.

     Incorporation Expenses. Incorporation expenses for the six months ended June 30, 2002 were $42,000.

     Net Income (Loss). Net income (loss) for the six months ended June 30, 2002 was $51.8 million, which was principally due to net underwriting income of $33.4 million, primarily reflecting the lack of reported claims, net investment income of $19.0 million and net investment gains of $1.5 million, partially offset by interest on the long-term loan of $2.1 million.

     Comprehensive Income (Loss). Comprehensive income (loss) for the six months ended June 30, 2002 was $61.7 million, which includes the $51.8 million of net income described above, and $9.9 million of unrealized investment gains.

     The unrealized investment gain at December 31, 2001, the unrealized gains in the six month period to June 30, 2002 and the unrealized gain at June 30, 2002 were as follows (in thousands):

                                                           SIX MONTHS
                                            DECEMBER 31,   TO JUNE 30,   JUNE 30,
                                                2001          2002         2002
                                            ------------   -----------   --------
Unrealized investment gains (losses)......     1,878          9,901       11,779
                                               =====          =====       ======

     The cost or amortized cost, gross unrealized gains and losses, and carrying values of our investment securities as of June 30, 2002 were as follows (in thousands):

                                     COST OR      GROSS        GROSS
                                    AMORTIZED   UNREALIZED   UNREALIZED   CARRYING
           INVESTMENTS                COST        GAINS        LOSSES      VALUE
           -----------              ---------   ----------   ----------   --------
Fixed maturity investments........  $978,722     $12,538       $(759)     $990,501
Equity investments (unquoted).....    33,046          --          --        33,046

     Our portfolio of fixed maturity investments comprises investment grade corporate debt securities, U.S. government and agency securities and mortgage-backed securities. All of the fixed maturity securities currently held by us are publicly traded. The gross unrealized losses recorded on our fixed maturity investment portfolio at June 30, 2002 resulted primarily from increases in market interest rates from the dates that certain investments within that portfolio were acquired as opposed to fundamental changes in the credit quality of the issuers of such securities. Therefore, these decreases in values are viewed as being temporary.

     Our only equity investment is in Exali, the unquoted holding company of Wellington Re. Under U.S. GAAP, such unquoted investments are carried at fair value. At June 30, 2002, fair value approximated cost.

     We did not experience any material, other-than-temporary, impairment charges relating to our portfolio of investment securities during the six months ended June 30, 2002. In our determination of other-than-temporary impairment, we consider several factors and circumstances including the issuer's overall financial condition, the issuer's credit and financial strength ratings, a weakening of the general market conditions in the industry or geographic region in which the issuer operates, a prolonged period (typically six months or longer) in which the fair value of an issuer's securities remains below our cost and any other factors that may raise doubt about the issuer's ability to continue as a going concern.

     Other-than-temporary impairment is recorded as a realized loss which serves to reduce net income and earnings per share. Temporary losses are recorded as unrealized losses which do not impact net income and earnings per share but reduce other comprehensive net income.

LIQUIDITY AND CAPITAL RESOURCES

     We are a holding company that conducts no operations of its own. We rely primarily on cash dividends and service fees from Montpelier Re to pay our operating expenses, interest on debt and dividends, if any. There are restrictions on the payment of dividends from Montpelier Re to Montpelier Re Holdings Ltd., which are described in more detail below. It is our initial policy to retain earnings to support the growth of our business. We do not currently intend to pay dividends.

     Cash Flows for the Period from Inception to December 31, 2001. In the period from November 14, 2001, our date of incorporation, to December 31, 2001, we received $848.2 million in cash from a private placement of our common shares, which was partially offset by equity raising costs paid of $5.2 million. Substantially all of these funds were contributed to Montpelier Re to provide capital for its underwriting operations. During this period we used $3.9 million of cash in operating activities, largely because Montpelier Re did not commence insurance operations until late December. Montpelier Re invested $638.5 million in investments in the period, and had a cash balance of $350.6 million at December 31, 2001.

     On December 12, 2001, we also entered into two senior credit facilities with Bank of America, N.A. and a syndicate of commercial banks, consisting of the Bank of N.T. Butterfield & Son Limited, Credit Suisse First Boston, The Bank of Bermuda Ltd., Fleet National Bank, The Bank of New York and Barclays Bank plc. The credit facilities consist of a 364-day revolving credit facility with a $50 million borrowing limit and a three-year term loan facility with a $150 million aggregate borrowing limit. As of June 30, 2002, we had borrowed $150 million under the term loan facility and had not accessed the revolving credit facility. Substantially all of the $150 million was contributed to Montpelier Re to provide capital for its underwriting operations. These credit facilities contain covenants which include maintaining: (i) a ratio of debt to total capital no greater than 30%; (ii) a tangible net worth equal to at least the sum of: (x) $525 million; (y) 50% of positive quarterly net income (with no deduction for net losses); and (z) 50% of any net equity proceeds (including from this offering), minus certain dividends; and (iii) the ratio of the aggregate statutory net written premiums to the net worth of all our insurance subsidiaries at a level no greater than 1.5 to 1 at the end of any fiscal quarter. Also, these covenants restrict our other borrowings, the ability of our subsidiaries to merge, consolidate, make acquisitions, sell any assets or assign any receivables, and our ability to create liens on any assets, make certain capital expenditures and to hold margin stock. In addition, a change in control of our Company or final judgments against us which exceed an aggregate of $5 million (excluding any portion thereof which will likely be recovered through insurance) each constitute an event of default under our credit facilities.

     Furthermore, our ability to pay dividends is limited under these credit facilities. Under these facilities, we cannot pay dividends to our shareholders until April 1, 2003. After this date, we can only pay dividends in an amount equal to 50% of our net income at the end of any quarter, excluding all extraordinary gains and losses. If we pay dividends in excess of this amount, we are required to refund simultaneously our debt in an amount equal to at least 43% of the excess dividend payment. This debt repayment would be used to pay any amounts owing under our term loan facility and then amounts outstanding under the revolving loan facility.

     In the six months ended June 30, 2002, we generated an operating net cash inflow of $86.4 million, primarily relating to premiums received by Montpelier Re. We paid losses of $0.2 million during the six months. We invested a net amount of $363.1 million during the period, and as of June 30, 2002 had a cash balance of $89.7 million.

     Fixed maturities, unquoted equities and cash and cash equivalents were $1,113.3 million as of June 30, 2002, compared to $991.0 million at December 31, 2001. The primary cause of this increase was the receipt of $88.9 million in premiums and the receipt of $26.0 million in subscriptions for common shares on January 3, 2002, which related to the second and final closing of our initial capitalization. We had cash and cash equivalents of $89.7 million at June 30, 2002. We expect this to be sufficient to cover our cash needs for the next twelve months.

     For the period from inception until June 30, 2002, we have had sufficient cash flow from operations to meet our liquidity requirements. The cash generated from the private placement together with our credit facilities, have provided us with sufficient liquidity to enable Montpelier Re to meet its statutory requirements under the Insurance Act, as described below.

     We did not make any significant capital expenditures during the period from inception to June 30, 2002.

     Liquidity. On an ongoing basis, our sources of funds primarily consist of premiums written, investment income and proceeds from sales and redemptions of investments.

     Cash is used primarily to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, and general and administrative expenses and to purchase new investments. In the future, we may also use cash to pay for any premiums retroceded and any authorized share repurchases.

     Our cash flows from operations represent the difference between premiums collected and investment earnings realized, and the losses and loss adjustment expenses paid, underwriting and other expenses paid and investment losses realized. Cash flows from operations may differ substantially, however, from net income. To date, we have invested all cash flows not required for operating purposes. The potential for a large claim under one of our reinsurance contracts means that substantial and unpredictable payments may need to be made within relatively short periods of time.

     We intend to manage these risks by using modeling techniques to structure our investments in an effort to anticipate the payout patterns of our liabilities under reinsurance policies. No assurance can be given, however, that we will successfully match the structure of Montpelier Re's investments with its liabilities under reinsurance contracts. If our calculations with respect to these reinsurance liabilities are incorrect, or if we improperly structure our investments to match such liabilities, we could be forced to liquidate investments prior to maturity, potentially at a significant loss.

     Montpelier Re is registered under the Insurance Act. Under the Insurance Act, Montpelier Re is required to prepare statutory financial statements and to file a statutory financial return. The Insurance Act also requires Montpelier Re to meet a minimum solvency margin equal to the greatest of (i) $100 million,
(ii) 50% of net
premiums written or (iii) 15% of the reserve for losses and loss adjustment expenses. To satisfy these requirements, Montpelier Re was required to maintain a minimum level of statutory capital and surplus of $100 million at December 31, 2001 and a minimum share capital of $1 million. Montpelier Re's statutory capital and surplus was $980.2 million at December 31, 2001, of which $980.7 million was fully paid up share capital.

     Bermuda law limits the maximum amount of annual dividends or distributions payable by Montpelier Re to us and in certain cases requires the prior notification to, or the approval of, the Bermuda Monetary Authority. Subject to such laws, the directors of Montpelier Re have the unilateral authority to declare or not to declare dividends to us. The maximum amount of dividends that could have been paid by Montpelier Re to us at January 1, 2002, without such notification, was $39,540. Accordingly, there is no assurance that dividends will be declared or paid in the future. See "Dividend Policy" and "Regulation -- Bermuda Insurance Regulation" and "-- Certain Bermuda Law Considerations."

     Montpelier Re is not licensed or admitted as an insurer or reinsurer in any jurisdiction other than Bermuda. Because many jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security mechanisms are in place, we anticipate that our reinsurance clients will typically require Montpelier Re to post a letter of credit or other collateral. In order for Montpelier Re to write Lloyd's Qualifying Quota Share business, it must provide an evergreen letter of credit in favor of The Society and Council of Lloyd's ("Lloyd's") in accordance with Lloyd's rules. We have made arrangements with Fleet National Bank for the provision of a standby letter of credit in a form acceptable to Lloyd's in an amount of up to $200 million, which we consider sufficient to support Montpelier Re's estimated qualifying quota share obligations during its first year of operation.

     In May 2002, we signed a subscription and shareholders agreement to invest in Exali, the Bermuda-based holding company of Wellington Re. Subject to various conditions, Montpelier Re has agreed to invest L40.0 million, or approximately $60.0 million, in two separate tranches. On June 21, 2002, Montpelier Re invested L22.1 million (or $33.0 million). The second tranche of L17.9 million, or approximately $27.9 million, is expected to close in November 2002.

     Payment of the second tranche is supported by a letter of credit in favor of Wellington Re, in an amount equal to the second tranche, supported by collateral in an amount equal to 110% of the second tranche, approximately $30.7 million.

     We expect that the proceeds of this offering, together with the capital base we established in the private placement, will permit us to continue to implement our business strategy. On an ongoing basis, we expect our internally generated funds, together with the revolving credit agreement and the capital base established by this offering and the private placement, to be sufficient to operate our business. Consequently, we do not presently anticipate that we will incur any additional material indebtedness in the ordinary course of our business other than obtaining letters of credit as security for Montpelier Re's reinsurance agreements. However, there can be no assurance that we will not be required to incur other indebtedness to implement our business strategy or pay claims.

QUANTITATIVE AND QUALITATIVE INFORMATION ABOUT MARKET RISK

     We believe that we are principally exposed to three types of market risk: interest rate risk, foreign currency risk and credit risk.

     The use of derivative instruments is expressly prohibited by our board of directors, other than the use of forward currency exchange contracts to minimize the impact of exchange rate fluctuations.

     Interest Rate Risk. Our primary market risk exposure is to changes in interest rates. Our fixed-income portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, the market value of our fixed-income portfolio falls, and the converse is also true. We expect to manage interest rate risk by selecting investments with characteristics such as duration, yield, currency and liquidity tailored to the anticipated cash outflow characteristics of Montpelier Re's reinsurance liabilities.

     Interest rate movements also affect the economic value of our long-term debt obligation, on which the interest rate has been fixed at 2.96% until October 21, 2002. Thereafter, we will have the option of fixing the rate again or allowing it to vary based on LIBOR.

     As of June 30, 2002, we held $84.3 million, or 7.6% of our total invested assets in mortgage-related securities. These assets are exposed to prepayment risk, which occurs when holders of individual mortgages increase the frequency with which they prepay the outstanding principal before the maturity date and refinance at a lower interest rate cost. Given the small proportion that these securities comprise of the overall portfolio, and the current low interest rate environment, prepayment risk is not considered significant at this time.

     As of June 30, 2002, the impact on our portfolio from an immediate 100 basis point increase in market interest rates would have resulted in an estimated decrease in market value of 2.4% or approximately $24.1 million and the impact on our portfolio from an immediate 100 basis point decrease in market interest rates would have resulted in an estimated increase in market value of 2.4% or approximately $24.1 million.

     Foreign Currency Risk. We will attempt to manage our foreign currency risk by seeking to match our liabilities under reinsurance policies that are payable in foreign currencies with investments that are denominated in such currencies. Furthermore, we may use forward foreign currency exchange contracts in an effort to hedge against movements in the value of foreign currencies relative to the United States dollar. A forward foreign currency exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign currency exchange contracts will not eliminate fluctuations in the value of our assets and liabilities denominated in foreign currencies but rather allow us to establish a rate of exchange for a future point in time. We do not expect to enter into such contracts with respect to a material amount of our assets.

     Credit Risk. We have exposure to credit risk primarily as a holder of fixed income securities. Our risk management strategy and investment policy is to invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to particular ratings categories and any one issuer.

CURRENCY

     Our functional currency is the United States dollar. However, because we write a portion of our business and receive premiums in currencies other than United States dollars and may maintain a small portion of our investment portfolio in investments denominated in currencies other than United States dollars, we may experience exchange losses to the extent our foreign currency exposure is not properly managed or otherwise hedged, which in turn would adversely affect our statement of operations and financial condition.

EFFECTS OF INFLATION

     We do not believe that inflation has had a material effect on our combined results of operations, except insofar as inflation may affect interest rates.

SUMMARY OF CRITICAL ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

     Our combined financial statements contain certain amounts that are inherently subjective in nature and have required management to make assumptions and best estimates to determine the reported values. If factors such as those described in "Risk Factors" cause actual events or results to differ materially from management's underlying assumptions or estimates, there could be a material adverse effect on our results of operations and financial condition and liquidity.

     We believe that the following critical accounting policies affect the more significant estimates used in the preparation of our combined financial statements. The descriptions below are summarized and have been simplified for clarity. A more detailed description of the significant accounting policies we use to prepare our financial statements is included in the notes to the combined financial statements.

     Premiums. Premium income is primarily earned ratably over the term of the insurance policy. The portion of the premium related to the unexpired portion of the policy at the end of any reporting period is reflected in unearned premiums.

     We write both excess of loss and pro-rata contracts. On excess of loss contracts, the minimum and deposit premium is defined in the contract wording and this is the amount we record as written premium in the period the underlying risks incept. Subsequent adjustments to the minimum and deposit premium are recorded in the period in which they are determined.

     On pro-rata contracts, including QQS arrangements, premiums assumed are estimated to ultimate levels based on information provided by the ceding companies. An estimate of premium is recorded in the period in which the underlying risks incept. When the actual premium is reported by the ceding company, it may be significantly higher or lower than the estimate. Adjustments arising from the reporting of actual premium by the ceding companies are recorded in the period when they are determined. Estimates of premium are based on information available, including previously reported premium and underlying economic conditions. Premiums on pro-rata contracts are earned over the risk periods of the related reinsurance contracts.

     Premiums receivable are recorded at amounts due less any required provision for doubtful accounts.

     Loss and Loss Adjustment Expense Reserves. Loss and loss adjustment expense reserves, including losses incurred but not reported and provisions for loss adjustment expenses, includes amounts determined from loss reports on individual cases, independent actuarial determinations and management estimates. We currently do not have individual case or other data specific to our portfolio, which means that we use industry data and professional judgment in the reserving process.

     A significant portion of our business is in the property catastrophe market and programs with higher LAYERS of risks. Reserving for losses in such programs is inherently complicated in that losses in excess of the attachment level of Montpelier Re's policies are characterized by high severity and low frequency. This limits the volume of industry claims experience available from which to reliably predict ultimate loss levels following a loss event.

     In addition, there always exists a reporting lag between a loss event taking place and the reporting of the loss to the company. These incurred but not reported losses are inherently difficult to predict.

     These factors require us to make significant assumptions when establishing loss reserves. For losses which have been reported to the Company, we estimate our ultimate loss. Since the Company has insufficient past loss experience, management relies on industry data and professional judgment. This industry data may not match the risk profile of the Company, which introduces a further degree of uncertainty into the process. For losses which have been incurred but not reported, the reserving process is further complicated.

     These complications, together with the potential for unforeseen adverse developments, may result in losses and loss expenses significantly greater or less than the reserve provided. Reserving can prove especially difficult should a significant loss event take place near the end of an accounting period, particularly if it involves a catastrophe event.

     Loss and loss adjustment reserve estimates are regularly reviewed and updated, as new information becomes known to us. Any resulting adjustments are included in income in the period in which they become known.

     Other Than Temporary Declines in Investments. Investments are reviewed periodically to determine if they have sustained an impairment of value that is considered to be other than temporary. The identification of potentially impaired investments involves significant management judgment, which includes the determination of their fair value and the assessment of whether any decline in value is other than temporary. If investments are determined to be impaired, a loss is charged to the income statement in the period in which it is discovered. The current economic environment and recent volatility of securities markets increase the difficulty in determining impairment. For unquoted investments, fair value is determined using the financial information received and other economic and market knowledge as appropriate.

     Long-Term Incentive Award Accruals. The Long-Term Incentive Plan provides for the granting of performance units to management. The performance units entitle the recipient to receive a specified amount subject to the achievement of specific financial goals. Performance units vest at the end of a three year period, and payout is linked to an average combined ratio. Management is required to estimate the average combined ratio in order to accrue an appropriate expense in the financial statements. Because of the inherent volatility in short term underwriting results, and the resultant difficulty in estimating future insurance ratios, management assumes a target combined ratio which results in a 100% realization by the recipients of the allocated performance units. When the applicable three year vesting period has six months remaining, the assumed combined ratio will be replaced by a combined ratio calculated by the Compensation and Nominating Committee based on actual results, and any adjustment required will be recognized in the period in which the adjustment is calculated.

     New Accounting Policies. The Financial Accounting Standards Board recently issued FAS No. 143, "Accounting for Asset Retirement Obligations," FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets.", FAS No. 145, "Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections as of April 2002" and FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period such obligation is incurred. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. FAS No. 144 established a single accounting model for long-lived assets to be disposed of by sale and resolves implementation issues related to FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. FAS No. 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This Statement also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. FAS No. 146 addresses issues as a result of entities who were increasingly engaging in exit and disposal activities and certain costs associated with those activities were recognized as liabilities at a plan (commitment) date under Issue 94-3 that did not meet the definition of a liability in FASB Concepts Statement No. 6. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Currently, we anticipate that the adoption of these statements will not have any impact on our financial position.

                              INDUSTRY BACKGROUND

THE TRADITIONAL INSURANCE AND REINSURANCE MARKETS

     Insurance. The property and casualty insurance market is served by a number of primary insurers, including stock, mutual and captive insurance companies that write insurance policies directly for the public and for other corporations or businesses. Captive insurance companies are insurance companies that are owned by another company or group of companies and primarily insure the risks of that parent company or group.

     The property and casualty insurance market covers a wide range of insurance classes, including: homeowners, automobile, property, fire, catastrophe, accident, liability, workers' compensation, professional/medical malpractice, bankers, fidelity, marine, cargo, aviation, automobile and credit/financial loss. Each of these insurance classes seeks to indemnify the insured against its own losses or its liability to a third party for loss or damage.

     Reinsurance and Retrocession. Primary insurers spread the risks they assume by purchasing insurance, known as reinsurance, from other insurers, known as reinsurers. A reinsurer agrees to indemnify another insurance company, commonly referred to as the ceding company or cedent, for all or a portion of the insurance risks underwritten by the ceding company under one or more of its own insurance policies. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured. Reinsurance benefits a ceding company in a number of ways, including:

     - reducing net liability on individual risks;

     - providing catastrophe protection from large or multiple losses;

     - stabilizing results; and

     - assisting in maintaining acceptable operating and leverage ratios.

     Reinsurance also provides a ceding insurer with additional underwriting capacity by permitting it to assume larger risks and underwrite a greater number of policies without being required to increase its capital and surplus.

     Traditional reinsurance principally consists of treaty reinsurance and facultative reinsurance. Under treaty reinsurance, the reinsurer is obliged to reinsure a range of risks or policies, as defined in a standing arrangement, referred to as a treaty, which is usually valid for a period of one year. Under facultative reinsurance, a separate reinsurance contract is negotiated in respect of each original insurance policy to be reinsured. Facultative reinsurance is normally purchased to cover unique or large individual risks or for amounts in excess of limits on risks already reinsured elsewhere.

     Both treaty and facultative reinsurance can be written on either a proportional, also known as a quota share or pro rata, basis or a non-proportional, referred to as excess of loss basis. Under quota share reinsurance, the reinsurer indemnifies the insurer against a predetermined percentage or share of the losses and loss adjustment expenses incurred by the insurer under policies it has issued and usually participates on any reinsurance protection purchased by the ceding company. In reinsurance written on an excess of loss basis, the reinsurer indemnifies the insurer against that portion of losses and loss adjustment expenses incurred on the original policy in excess of a specified dollar or percentage loss ratio amount.

     Reinsurers may also purchase reinsurance to cover their own assumed risk. This is known as retrocessional reinsurance. Reinsurance companies enter into retrocessional agreements for reasons similar to those for which insurers purchase reinsurance, such as to spread risk and increase capacity. As with reinsurance, retrocessions can be written on a treaty or facultative basis, and on a quota share or excess of loss basis.

THE BERMUDA INSURANCE INDUSTRY

     The insurance industry in Bermuda has existed for over 50 years, and experienced rapid expansion in the 1970s with the development of captive insurance companies. We believe Bermuda is now the world's leading center for reinsurance companies as well as a leading center for captive insurance companies. There are a number of factors that make Bermuda an attractive location from which to carry on insurance and reinsurance business, including:

     - an established history as a highly reputable business center;

     - excellent professional and other business services;

     - a well-developed captive insurance industry with the attendant insurance underwriting and managerial expertise;

     - a regulatory system with minimum regulatory involvement for those companies that meet certain solvency, liquidity and other requirements;

     - political and economic stability; and

     - ease of access to global insurance markets.

MARKET ENVIRONMENT

     Since the late eighties, the worldwide insurance and reinsurance industry has been characterized by highly competitive market conditions. Excess capacity, declining premium rates, less favorable policy terms and adverse reserve developments all contributed to poor underwriting results. The following table sets forth the combined ratios for U.S. commercial insurers and reinsurers for the last five years:

                                                                                FORECAST
                                                1997    1998    1999    2000      2001
                                                -----   -----   -----   -----   --------
Calendar Year Combined Ratios(1)
  Commercial Lines Insurers...................  103.4%  106.9%  109.1%  108.0%   116.6%
  Reinsurers..................................  102.7%  105.5%  114.8%  116.4%   136.1%

---------------

(1) Equal to the ratio of incurred losses, loss adjustment expenses, policy acquisition costs and general and administrative expenses to net earned premiums.

Source:  Fitch Special Report dated January 17, 2002.

     We believe that underwriting results for reinsurers outside the U.S., including Lloyds, have also suffered.

     Losses from the September 11th terrorist attacks are estimated to be $30-70 billion, before taxes. This represents the largest insured catastrophe in the history of the insurance industry, surpassing the $20.2 billion in losses from Hurricane Andrew in 1992, previously the largest insured event in history. The following table shows the previous ten largest insured losses:

EVENT                              DATE              COUNTRY               INSURED DAMAGE(1)
-----                              ----              -------               -----------------
                                                                         (DOLLARS IN BILLIONS)
Hurricane Andrew...............   8/23/92   United States, Bahamas               20.2
Northridge Earthquake..........   1/17/94   United States                        16.7
Typhoon Mireille...............   9/27/91   Japan                                 7.3
Winterstorm Daria..............   1/25/90   France, Great Britain                 6.2
Winterstorm Lothar.............  12/25/99   Western Europe                        6.2
Hurricane Hugo.................   9/15/89   United States, Puerto Rico            6.0
Storm and Floods...............  10/15/87   Europe                                4.7
Windstorm Vivian...............   2/25/90   Western/Central Europe                4.3
Typhoon Bart...................   9/22/99   Japan                                 4.3
Hurricane Georges..............   9/20/98   United States, Caribbean              3.8

---------------

(1) Source:  Swiss Re Sigma. Amounts are shown in 2001 U.S. dollars.

     The September 11th terrorist attacks have led to a fundamental reevaluation of risk by commercial insureds, as well as insurance and reinsurance companies, which we believe has resulted in increased demand for reinsurance. Following the events of September 11th, there is uncertainty in the insurance and reinsurance markets about the extent to which future coverages will extend to terrorist acts as well as the definition of terrorist acts. We believe that coverage of claims that are the result of terrorist acts (as they are ultimately defined by industry and government standards) will generally be excluded from property catastrophe reinsurance contracts covering large commercial risks, above specified property values, but usually will not be excluded for smaller commercial coverages, PERSONAL LINES or other coverages. The effect of potential U.S. and other governmental intervention on the insurance and reinsurance markets we serve, including the extent to which coverage for terrorist acts is offered by the insurance and reinsurance markets in the future, is uncertain. It remains to be seen whether the insurance industry's attempts to exclude coverage for terrorist acts will be effective.

     Beyond poor underwriting results, insurers and reinsurers are negatively impacted by the decline in global equity markets. Since many insurers and reinsurers invest significant portions of their investment portfolios in the equity markets, the prolonged downturn in the equity markets will likely reduce available capacity. Additionally, the low interest rate environment is resulting in reduced fixed maturity investment income and is having a negative impact on economic underwriting returns.

                                    BUSINESS

OVERVIEW

     We are a Bermuda-based provider of reinsurance for the global insurance market, conducting our reinsurance operations through our wholly owned subsidiary, Montpelier Re. We were founded by White Mountains and Benfield and commenced operations in December 2001 with approximately $1.0 billion of capital. We have assembled a senior management team with significant industry expertise and longstanding industry relationships. We aim to achieve superior returns on capital by writing global specialty property and other classes of reinsurance while maintaining disciplined underwriting practices. We seek to identify attractive reinsurance opportunities by capitalizing on our management's significant underwriting experience, utilizing modeling tools and technologies and developing proprietary systems. We use commercially available catastrophe modeling software to analyze risks and have engaged consultants to assist us in developing our own proprietary risk pricing and capital allocation models. We have provided reinsurance products to the global market since Montpelier Re commenced operations in December 2001. During the six months ended June 30, 2002, we underwrote $340.0 million in gross premiums written. We have well-established market relationships with the world's top reinsurance brokers including Guy Carpenter & Company, Inc. (a subsidiary of Marsh & McLennan Companies Inc.)("Guy Carpenter"), Aon Re Worldwide (a subsidiary of Aon Corporation) ("Aon Re Worldwide"), Benfield Group plc ("Benfield") and Willis Group Holdings Ltd. ("Willis Group") among others.

MARKET OPPORTUNITIES AND INDUSTRY TRENDS

     As a result of the September 11th terrorist attacks and the years of poor rates and conditions in the worldwide reinsurance markets which preceded them, there has been a contraction of global underwriting capacity combined with a substantial increase in demand for reinsurance products. We believe this has created favorable opportunities for new specialty reinsurance market entrants. Some of the principal factors giving rise to these market opportunities include:

     - record loss events from the September 11th terrorist attacks, the Enron collapse and the Sri Lanka airport attack;

     - poor underwriting results in recent years as a result of excess capacity, declining premium rates, less favorable policy terms and adverse loss reserve developments from prior policy years (including asbestos, environmental and other mass tort liabilities);

     - withdrawal of capacity from important segments of the reinsurance market and substantial reductions in capital at some reinsurance companies due to excessive unanticipated claims; and

     - the decline in global equity markets and a low interest rate environment leading to lower investment returns.

OUR COMPETITIVE STRENGTHS

     We believe we distinguish ourselves from our competitors as follows:

          Disciplined Underwriting and Risk Management. We focus on underwriting profitability rather than growth in premium volume or market share. We write business with a view toward minimizing the loss ratio, which represents the ratio of our loss and loss adjustment expenses to premiums earned, and we do not rely on investment returns to achieve our pricing goals. We seek to limit and diversify our loss exposure while earning an underwriting profit on all business we write by applying the professional insurance disciplines of pricing, underwriting and risk management.

          Proven and Experienced Management Who Think Like and Act Like
     Owners. Our management team is led by our President and Chief Executive Officer, Anthony Taylor, who also serves as our Chief Underwriting Officer, reflecting our underwriting emphasis. Mr. Taylor, formerly the Deputy Chairman of Wellington Underwriting plc, has substantial underwriting expertise, much of it a result of his underwriting experience at Lloyd's. Our seven underwriters have an average of 23 years of experience in the insurance and reinsurance industry. This experience creates the opportunity for disciplined and profitable underwriting, and the opportunity to take a lead position on underwriting treaties. Our Chairman, John (Jack) Byrne, our Chief Reinsurance Officer,
     C. Russell Fletcher III, and our Chief Financial Officer, K. Thomas Kemp, and Anthony Taylor have each invested in our common shares, and all of our executive officers participate in our long-term incentive program that ties compensation to the achievement of specific goals relating to our underwriting performance over the course of overlapping three-year periods. A substantial portion of each executive's total compensation depends upon our long-term underwriting performance. We believe that our incentive compensation program aligns our executive officers' interests with those of our shareholders.

          Well-Established Market Relationships. Our underwriting team has the knowledge, experience and personal relationships that provide us with access to brokers and clients and to existing and new reinsurance programs. We believe we have established a broad level of support as a lead reinsurer among many of the largest reinsurance brokers worldwide, including Guy Carpenter, Aon Re Worldwide, Benfield and Willis Group, each of whom provided significant business to us in the first quarter of 2002. As a result of being in a lead position on a number of programs, we expect to have the opportunity to analyze a broad range of opportunities and exercise selectivity on risks we underwrite.

          No Historical Liabilities or Contingencies. We are a newly formed company with a balance sheet unencumbered by any historical losses relating to the September 11th terrorist attacks, asbestos and other legacy exposures affecting our industry. As a result, we have no risk that deteriorating loss reserves related to legacy exposures prior to our formation will impact our future financial results. To maximize our returns, we opportunistically price our products in line with many of our competitors, who are increasing market prices due to such factors.

          Excellent Financial Strength. Montpelier Re has a capital base of over $1 billion, which provides a high degree of financial strength to our clients. On December 19, 2001, A.M. Best Company Inc. assigned an "A-" (Excellent) rating, the fourth highest of fifteen rating levels, to Montpelier Re. This rating reflects A.M. Best's opinion of our initial capitalization, management expertise and sound sponsorship and is not applicable to the securities offered by this prospectus.

          Strong Strategic Sponsorship. We were founded by White Mountains Insurance Group, Ltd. ("White Mountains") and Benfield, each of whom has a strong reputation in the industry. White Mountains has substantial experience in managing companies and sponsoring the development of other insurance companies. Mr. Byrne, our Chairman and the Chairman and Chief Executive Officer of White Mountains, has worked in the insurance industry for over 50 years. Benfield is the third largest reinsurance broker in the world ranked by reinsurance brokerage revenues for the year ended December 31, 2000.

OUR STRATEGY

     We aim to maximize sustainable long-term growth in shareholder value by pursuing the following strategies:

          Manage Capital Prudently and Maintain a Disciplined Balance Sheet. We focus on generating underwriting profits while maintaining a disciplined balance sheet. We intend to manage our capital prudently relative to our risk exposure in an effort to maximize sustainable long-term growth in shareholder value. Currently, we do not intend to buy retrocessional protection and will expect to do so only as the pricing and terms in the retrocessional market become more attractive. Our capital management strategy will emphasize the appropriate use of leverage (borrowings) to augment capital when it can be fully and profitably used to support our underwriting. If we have idle or excess capital, we may reduce leverage and consider share repurchases or dividends to return capital to our owners. We employ a conservative investment policy, which aims to minimize any duration mismatch among our assets and liabilities, and we seek to establish appropriate loss reserves in order to minimize later adjustments.

          Enhance Our Lead Position With Brokers and Cedents. We often take a lead position on underwriting treaties, which provides us with enhanced access to business and allows us to exercise superior risk selection. Our underwriters seek to identify those exposures which meet our objectives in terms of return on capital and underwriting criteria. By leading reinsurance programs, we believe our underwriters see a broad range of our clients' business which, in conjunction with sophisticated modeling tools will allow them to build, over time, a substantial book of reinsurance business exhibiting superior performance. We believe that there has been a decline in the number of acknowledged program leaders both in North America and internationally, exacerbated by the events of September 11th, which has increased our access to business.

          Combine Subjective Underwriting Methods With Objective Modeling
     Tools. We intend to exploit pricing inefficiencies that may exist in the market from time to time. To achieve this, we disseminate market information to our entire underwriting team through the development of knowledge management systems and personal contact among all underwriters. Generally, our underwriters use sophisticated property risk modeling tools, together with their market knowledge and judgment, to achieve the highest available price per unit of risk.

          Develop and Maintain Balanced Portfolio of Reinsurance Risks. We aim to craft a balanced portfolio of primarily property related risks, diversified across products, geographic areas of coverage, cedents and distribution sources. We actively seek to grow in classes experiencing improved or stable conditions and avoid classes suffering from intense price competition or poor fundamentals. Our approach to new business is flexible and dynamic because we have a centralized underwriting team in Bermuda, as opposed to a large decentralized structure that might encourage writings in particular geographic areas or product classes to justify previous commitments. We underwrite a variety of different products, unlike the Bermuda companies that were formed in 1993 and 1994 which were more heavily focused on U.S. property catastrophe business. We will employ risk management techniques to monitor correlation risk and seek to enhance the portfolio returns through capital allocation. We utilize industry modeling tools to stress test the portfolio by simulating large loss events. We believe a more balanced portfolio of risks reduces the volatility of returns and optimizes the growth of shareholder value.

          Deliver Customized, Innovative and Timely Reinsurance and Insurance Solutions for Our Clients. We intend to establish ourselves as a premier provider of global specialty property reinsurance products and seek to provide superior customer service. Our objective is to solidify long-term relationships with brokers and clients while developing an industry reputation for innovative and timely quotes for difficult technical risks.

REINSURANCE PRODUCTS

     The majority of the reinsurance products we seek to write are in the form of treaty reinsurance contracts, which are contractual arrangements that provide for automatic reinsuring of a type or category of risk underwritten by our clients. When we write treaty reinsurance contracts, we do not evaluate separately each of the individual risks assumed under the contracts and are largely dependent on the individual underwriting decisions made by the cedent. Accordingly, we carefully review and analyze the cedent's risk management and underwriting practices in deciding whether to provide treaty reinsurance and in appropriately pricing the treaty. We also write facultative reinsurance contracts where we reinsure individual risks on a case by case basis.

     Our contracts can be written on either a quota share, also known as proportional or pro rata, basis or on an excess of loss basis. With respect to quota share reinsurance, we share the premiums as well as the losses and expenses in an agreed proportion with the cedent. In the case of reinsurance written on an excess of loss basis, we generally receive the premium for the risk assumed and indemnify the cedent against all or a specified portion of losses and expenses in excess of a specified dollar or percentage amount. In both types of contracts, we may provide a ceding commission to the client.

     We primarily focus on writing the following products:

     Property Catastrophe. We believe our largest opportunity, excluding quota share, is in property catastrophe coverage for insurance companies. In addition to seeking profitable pricing, we manage our risk using contract terms and conditions that can be varied based on the nature and scope of coverage.

     Property catastrophe reinsurance contracts are typically "all risk" in nature, providing protection against losses from earthquakes and hurricanes, as well as other natural and man made catastrophes such as floods, tornadoes, fires and storms. The predominant exposures covered are losses stemming from property damage and business interruption coverage resulting from a covered peril. Certain risks, such as war and nuclear contamination, are generally excluded from all contracts.

     Property catastrophe reinsurance is generally written on an excess of loss basis. EXCESS OF LOSS REINSURANCE provides coverage to primary insurance companies when aggregate claims and claim expenses from a single occurrence from a covered peril exceed a certain amount specified in a particular contract. Under these contracts, we provide protection to an insurer for a portion of the total losses in excess of a specified loss amount, up to a maximum amount per loss specified in the contract. In the event of a loss, most contracts provide for coverage of a second occurrence following the payment of a premium to reinstate the coverage under the contract, which is referred to as a reinstatement premium. The coverage provided under excess of loss reinsurance contracts may be on a worldwide basis or limited in scope to specific regions or geographical areas, while the underlying risks covered might be located throughout the world. Coverage can also vary from "all property" perils, which is the most expansive form of coverage, to more limited coverage of specified perils such as windstorm only coverage.

     Other Property. We provide retrocessional coverage, which is reinsurance protection to other reinsurers or retrocedents. Coverage is focused on catastrophe protection for property portfolios. We believe, based on the historical experience of management, the most opportune time to write retrocessional coverage follows major catastrophes. Given the dislocation expected in the current market, we believe that there may be an opportunity for "private" treaties where there is the opportunity to write 100% of a layer or layers on behalf of a program on behalf of a ceding company. The terms of these transactions are typically kept confidential from the market, which is different than the subscription market where all parties to the transaction are aware of the terms under which each participates.

     Retrocessional coverage typically carries a higher degree of volatility versus reinsurance as it covers the concentration of catastrophe exposure written by retrocedents, which in turn may have an aggregation of losses from a single catastrophic event. In addition, the information available in pricing retrocessional coverage can be less precise than the information received directly from the primary companies.

     For the six months ended June 30, 2002, our largest clients for retrocessional coverage were R J Kiln & Co. Ltd., Swiss Re Group, Toa Re Insurance Company of America, Wellington Syndicate 2020, Munich Re Group, XL Re Ltd. and GE Frankona Reinsurance Limited.

     We also provide property RISK EXCESS OF LOSS REINSURANCE to protect insurance companies on their primary insurance risks and facultative reinsurance transactions on a "single risk" basis. Coverage is triggered by a large loss sustained by an individual risk rather than by smaller losses which fall below the specified ATTACHMENT POINT of the reinsurance contract. All property risk coverages are written on an excess of loss basis, which provides the insured protection beyond a specified amount up to the limit set within the reinsurance contract.

     Based on the heavy level of losses experienced by the overall market during 2001, prices for these types of non-U.S. risk coverages have experienced substantial increases over their expiring terms. We expect there to be significant restrictions on policy terms and conditions, which will improve the underlying risk profile even further. For example, under current market conditions, contracts generally allow a limited number of reinstatement provisions during the policy period versus an unlimited number that was previously available.

     We also write facultative coverage for commercial property risks where the reinsurer assumes all or part of a risk under a single insurance contract. Facultative reinsurance is negotiated separately for each contract. Facultative reinsurance is normally purchased by clients where individual risks are not covered by their reinsurance treaties, for amounts in excess of the dollar limits of their reinsurance treaties or for unusual risks.

     Qualifying Quota Share. We anticipate that at least during the early years of our operation, we will continue to provide whole account quota share reinsurance, or QQS, to select Lloyd's syndicates and specialty insurance companies. We will continue to target syndicates and companies which have a proven underwriting franchise, long-term customer relationships and whose ability to write premiums is limited by their current capital level or, in the case of Lloyd's syndicates, their stamp capacity. Stamp capacity is a measure of the amount of premium a Lloyd's syndicate is authorized to write by the Council of Lloyd's and on which it must pay subscriptions and contributions. For the 2002 underwriting year, Lloyd's allowed syndicates to write up to 120% of their stamp capacity, with the ability to cede 16% to quota share reinsurers. We do not have exposure to underwriting in earlier years and the contracts can be commuted after 36 months, the point at which the underwriting year is closed into future years. We also write business from specialty insurance companies outside of Lloyd's.

     Under a quota share reinsurance contract, a specified proportion of the risk on a specified coverage is typically assumed in exchange for an equal proportion of the premiums. The ceding insurer receives a commission, based on the amount of the premiums ceded, which is intended to reimburse the insurer for the costs of writing and administering the business. The reinsurer is dependent on the ceding company's ability in underwriting, pricing and claims administration.

     As a newly formed company, quota share contracts provide us with an immediate source of premiums in the form of a diversified portfolio of risks with a balanced spread of risks. We target business which is property exposed and is consistent with our underwriting parameters. We believe that the extensive relationships of our management provide us with the advantage of identifying profitable syndicates which have a consistent track record of underwriting profitability. This approach allows us to benefit from favorable market conditions in the absence of having a full underwriting staff across a wide variety of classes of business. Business assumed under quota share reinsurance usually benefits from all reinsurance purchased by the syndicate.

     Specialty and Other. We also write specialty risks such as aviation, marine, personal accident, CASUALTY and other reinsurance business. The marine and aviation business is primarily written on a retrocessional excess of loss basis. We also wrote a limited amount of aviation war risk business as prices renewed at multiples of their expiring prices following significant industry losses from Sri Lanka and the September 11th terrorist attacks. We did not experience any losses from those events. We expect to increase our marine and aviation business based on our assessment of the market environment.

     Our casualty portfolio of risks focuses on selected classes, with an initial emphasis on workers' compensation, personal accident catastrophe and casualty clash excess of loss reinsurance business. Under a casualty clash reinsurance agreement, the ceding insurer retains an amount which is generally higher than the limit on any one reinsured policy. Thus, two or more coverages or policies issued by the ceding insurer generally must be involved in a loss for coverage to apply under the reinsurance agreement.

     Coverage for casualty and personal accident insurance is generally written to restrict recoveries by the cedent unless a minimum of fifty insured persons are involved in the same event. As a result of the number of fatalities arising from the September 11th terrorist attacks, catastrophe and personal accident reinsurers experienced significant underwriting losses. Accordingly, many reinsurers were reluctant to provide this type of cover in December 2001. We quoted and led what we believe to be the first treaties of this kind purchased after September 11th. This business is written to provide coverage generally worldwide.

     A very high percentage of the reinsurance contracts that we write do not provide coverage for losses arising from the peril of terrorism caused by nuclear, biological or chemical attack. With respect to personal lines risks, losses arising from the peril of terrorism occasioned by causes other than nuclear, biological or chemical attack are usually covered by our reinsurance contracts. Such losses relating to COMMERCIAL LINES risks are generally covered on a limited basis, for example, where the covered risks fall below a stated insured value or into classes or categories we deem less likely to be targets of terrorism than others. We have written a limited number of reinsurance contracts, both on a proportional and excess of loss basis, covering solely the peril of terrorism. We have done so only in instances where we believe we are able to obtain pricing that adequately covers our exposure. These contracts typically exclude coverage protecting against nuclear, biological or chemical attack.

     The following tables set forth a breakdown of our gross premiums written by line of business and by geographic area of risk insured:

                         GROSS PREMIUMS WRITTEN BY LINE

                                                              SIX MONTHS ENDED
                                                               JUNE 30, 2002
                                                              ----------------
                                                              ($ IN MILLIONS)
Property Catastrophe........................................  $108.7      32.0%
Other Property..............................................    86.8      25.5
Qualifying Quota Share......................................   111.5      32.8
Specialty and Other.........................................    33.0       9.7
                                                              ------     -----
Total.......................................................  $340.0     100.0%
                                                              ======     =====

           GROSS PREMIUMS WRITTEN BY GEOGRAPHIC AREA OF RISK INSURED

                                                              SIX MONTHS ENDED
                                                               JUNE 30, 2002
                                                              ----------------
                                                              ($ IN MILLIONS)
Worldwide risks(1)..........................................  $196.0      57.7%
USA and Canada..............................................    94.2      27.7
Japan.......................................................    16.6       4.9
Worldwide risks, excluding USA and Canada(2)................     9.4       2.8
Western Europe excluding Scandinavia, the United Kingdom and
  Ireland...................................................     6.6       1.9
United Kingdom and Ireland..................................     5.0       1.5
Other (1.5% or less)........................................    12.2       3.5
                                                              ------     -----
Total.......................................................  $340.0     100.0%
                                                              ======     =====

---------------

(1) "Worldwide risks" comprise individual policies that insure risks on a worldwide basis.

(2) "Worldwide risks, excluding USA and Canada" comprise individual policies that insure risks on a worldwide basis but specifically exclude the USA and Canada.

UNDERWRITING AND RISK MANAGEMENT

     Our objective is to create a balanced portfolio of risks, diversified across classes, products, geographic areas of coverage, cedents and source. For example, our current policy is to limit our exposure to $100 million on any single coverage. We attempt to limit the amount of potential loss that may arise from a single catastrophic event. We also manage our exposure against clash and correlation among risks.

     Our underwriting team is led by our President and Chief Executive Officer, Anthony Taylor, who also serves as Montpelier Re's Chief Underwriting Officer.
C. Russell Fletcher III is our Chief Reinsurance Officer and also a principal member of our underwriting team. We underwrite to specific disciplines as set out by the Chief Underwriting Officer, with the aim of maintaining the following principles:

     - the attachment point of business written on an excess of loss basis is required to be above the level of attritional losses, thereby covering infrequent large losses;

     - limit the scope of coverage on regular property classes to "traditional perils" and exclude unquantifiable perils such as cyber risks and terrorism;

     - entertain difficult risks such as terrorism but only on a specific basis whereby exposures are carefully controlled through limits, terms and conditions and monitoring aggregates, and an appropriate price is charged;

     - exclude "single risk" exposure from catastrophe and retrocessional business;

     - be prepared to lead business but work with and follow respected existing leaders where appropriate; and

     - use risk assessment models such as RMS, Remetrica II and Catalyst to assist in the underwriting process and the quantification of our catastrophe aggregate exposures.

     We aim to develop sophisticated modeling tools to analyze and manage the reinsurance exposures we assume from cedents. We are currently developing CATM, a proprietary computer-based underwriting system, the technical components of which incorporate the fundamentals of modern portfolio theory, to measure the amount of capital required to support individual contracts based on the degree of correlation between contracts that we underwrite as well as other factors. CATM will be comprised of risk assessment tools, exposure data bases and intelligent systems, enabling us to price contracts according to actual exposures and estimate the amount of loss and volatility associated with the contracts we assume. For analysis of property risks and certain liability risks, CATM is being designed to use output from models developed by our actuarial staff as well as from those of commercial vendors. In addition, CATM would serve as a first step in the development of a dynamic financial analysis model to be used as a guide in managing our exposure to liability, asset and business risk.

     We frequently seek to act as the lead in our reinsurance contracts. Typically, one reinsurer acts as the "lead" in negotiating principal policy terms and pricing of reinsurance contracts with a reinsurance broker. We believe that our financial strength, the experience and reputation of our underwriters and the withdrawal of other reinsurers from the reinsurance market permits us to take a lead role in underwriting many of our reinsurance contracts. We believe that being a lead underwriter will be an important factor in achieving longer-term success because we believe that lead underwriters generally have greater influence in negotiation of policy terms, attachment points and premium rates than following reinsurers. In addition, we believe that reinsurers that lead policies are generally solicited for a broader range of business than other reinsurers and have greater access to preferred risks.

MARKETING

     Business is produced through brokers and reinsurance intermediaries. We seek to establish an identity with brokers and ceding companies by providing (i) prompt and responsive service on underwriting submissions, (ii) timely payment of claims and (iii) innovative and customized reinsurance and insurance solutions to clients. Our objective is to build long-term relationships with brokers and ceding companies and provide financial strength and security. We expect to support the existing market as we build our reputation and brand.

     Montpelier Marketing Services (UK) Limited, our marketing subsidiary in London, is experiencing a flow of introductions from brokers who either are seeking new markets to channel their business or desire a personal dialogue prior to rating and acceptance by our Bermuda underwriters. It conducts meetings with major London brokers, smaller brokers, UK cedents and international cedents visiting London. In addition, it has conducted specific client trips to Japan, Australia and Scandinavia.

     The following table shows our gross premiums written by broker:

                                                              SIX MONTHS ENDED
                                                               JUNE 30, 2002
                                                              ----------------
                                                              ($ IN MILLIONS)
Benfield....................................................  $115.8      34.1%
Willis Group................................................    88.7      26.1
Guy Carpenter...............................................    64.5      19.0
Aon Re Worldwide............................................    37.2      10.9
Others......................................................    33.8       9.9
                                                              ------     -----
Total.......................................................  $340.0     100.0%
                                                              ======     =====

     We are also focused on marketing to smaller specialist intermediaries based in the U.S. and London markets.

CLAIMS MANAGEMENT

     As a newly formed company, we have not experienced a high volume of claims. Pursuant to our claims management process, upon notification of a claim, a member of our staff performs an initial review and prepares a control sheet. Our underwriters then adjust the claim, if necessary, at which point it is submitted to our Chief Underwriting Officer for his final review and approval for payment. We recognize that fair interpretation of our reinsurance agreements with our customers and timely payment of covered claims is a valuable service to our clients and enhances our reputation.

RESERVES

     Our policy is to establish prudent loss and loss adjustment reserves for the ultimate settlement costs of all loss and loss adjustment expenses incurred.

     Under U.S. GAAP, we are not permitted to establish loss and loss adjustment reserves with respect to our property catastrophe reinsurance until an event which gives rise to a loss occurs. Generally, reserves will be established without regard to whether we believe we may subsequently contest a future claim. Any reserve for losses and loss adjustment expenses may also include loss and loss adjustment expense reserves for estimated losses that have been incurred but not reported to us. Such reserves are estimated by our management based upon reports received from ceding companies, as supplemented by our own estimates of reserves for which ceding company reports have not been received, and our own historical experience. To the extent that in the future our own historical experience is inadequate for estimating reserves, such estimates may be actuarially determined based upon industry experience and our management's judgment. Our reserve estimates will be continually reviewed and as adjustments to these reserves become necessary, such adjustments will be reflected in current operations.

     Loss and loss adjustment reserves represent estimates, including actuarial and statistical projections at a given point in time, of an insurer's or reinsurer's expectations of the ultimate settlement and administration costs of claims incurred, and it is likely that the ultimate liability may exceed or be less than such estimates, perhaps significantly. Such estimates are not precise in that, among other things, they are based on predictions of future developments and estimates of future trends in loss severity and frequency and other variable factors such as inflation. During the loss settlement period, it often becomes necessary to refine and adjust the estimates of liability on a claim either upward or downward. Even after such adjustments, ultimate liability may exceed or be less than the revised estimates. To assist us in establishing appropriate loss and loss adjustment reserves, we have access to commercially available databases showing historical catastrophe losses. In addition, when reviewing a proposed reinsurance contract, we typically receive loss experience information with respect to the insured on such contract. However, reserve estimates by new property catastrophe reinsurers may be inherently less reliable than the reserve estimates of a reinsurer with a stable volume of business and an established claim history.

INVESTMENTS

     We follow a conservative investment strategy designed to emphasize the preservation of invested assets and provide sufficient liquidity for the prompt payment of claims. The initial composition of the investments is a diversified portfolio of highly rated, liquid, fixed income securities of short to medium term duration. We also have an equity investment in Exali, the unquoted holding company of Wellington Re. In determining our investment decisions, we consider the impact of various catastrophic events, particularly those to which our reinsurance and insurance portfolio may be exposed, on our invested assets to protect our financial position. While investment in common equity securities does not presently comprise a significant amount of the investment portfolio, our intent is to look for opportunities to add a modest amount of common equity securities over time. Over longer time horizons, we believe investments in common equity securities will enhance returns without significantly raising the risk profile of the portfolio. We do not plan to have meaningful exposure to alternative asset classes, such as hedge funds or private equity funds.

     The types of securities in our fixed income portfolio and their fair values and amortized costs were as follows as of June 30, 2002 (in thousands):

                                             AMORTIZED   UNREALIZED   UNREALIZED
                                               COSTS       GAINS        LOSSES     FAIR VALUE
                                             ---------   ----------   ----------   ----------
TYPE OF INVESTMENT
U.S. government and agencies...............  $633,643     $ 8,582       $ (12)      $642,213
U.S. corporate securities..................   261,215       3,488        (735)       263,968
Mortgage-backed securities.................    83,864         468         (12)        84,320
                                             --------     -------       -----       --------
Total......................................  $978,722     $12,538       $(759)      $990,501
                                             ========     =======       =====       ========

     The investment ratings (provided by major rating agencies) for fixed income securities held as of June 30, 2002 were as follows:

                                                              AMORTIZED
                          RATINGS                               COST      PERCENTAGE
                          -------                             ---------   ----------
                                                                  (IN THOUSANDS)
US Government and government agencies.......................  $633,643       64.7%
AAA/Aaa.....................................................   104,703       10.7%
AA/Aa.......................................................    50,207        5.1%
A/A.........................................................   190,169       19.4%
                                                              --------      -----
                                                              $978,722      100.0%
                                                              ========      =====

     The average duration of our fixed income portfolio is 2.4 years. The maturity distribution for fixed income securities held as of June 30, 2002 were as follows:

                                                              AMORTIZED   ESTIMATED
                          MATURITY                              COST      FAIR VALUE
                          --------                            ---------   ----------
                                                                  (IN THOUSANDS)
Within one year.............................................  $ 45,683     $ 45,836
From one to five years......................................   602,141      608,228
From five to ten years......................................   330,898      336,437
                                                              --------     --------
                                                              $978,722     $990,501
                                                              ========     ========

     Our total investment returns for the six months ended June 30, 2002 were as follows:

                                                                  TOTAL
                                                              (IN THOUSANDS)
                                                              --------------
Net investment income.......................................     $18,955
Net realized investment gains (losses)......................     $ 1,497
Net increase (decrease) in unrealized investment gains......     $ 9,901
                                                                 -------
Total net investment return.................................     $30,353
                                                                 =======

     The performance results of our fixed income portfolio, with comparisons to the Lehman Brothers Global Bond Index and the S&P 500 index, for the six months ended June 30, 2002 were as follows:

                                                                      LEHMAN
                                                MONTPELIER RE     BROTHERS GLOBAL
                                               HOLDINGS LTD.(1)     BOND INDEX      S&P 500
                                               ----------------   ---------------   -------
PERFORMANCE
Total return.................................        2.9%               3.7%         -13.1%
                                                     ===                ===          =====

---------------

     (1) Total return is calculated by dividing total net investment return by the average of the sum of amortized cost at January 1, 2002 and at June 30, 2002.

     Our Finance Committee establishes investment guidelines and supervises our investment activity. The Finance Committee regularly monitors the overall investment results, reviews compliance with our investment objectives and guidelines, and ultimately reports the overall investment results to the Board. These guidelines specify minimum criteria on the overall credit quality and liquidity characteristics of the portfolio. They include limitations on the size of certain holdings as well as restrictions on purchasing certain types of securities or investing in certain industries.

     We have engaged OneBeacon Asset Management ("OneBeacon"), a wholly owned indirect subsidiary of White Mountains, to provide investment advisory and management services. We have agreed to pay investment management fees based on the month-end market values held under custody. The fees, which vary depending on the amount of assets under management, are between 0.15% and 0.30%. A portfolio of $1.0 billion would incur an annual fee of 0.18%. In addition, we have agreed to reimburse out-of-pocket expenses. These fees are included in net investment income. This agreement may be terminated by either party upon 30 days written notice. OneBeacon Asset Management earned $73,733 for the period ended December 31, 2001 for managing these funds. In the six months ended June 30, 2002 OneBeacon earned $1.1 million in fees.

RETROCESSIONS

     We do not anticipate the need to purchase retrocessional coverage at this time, although we do indirectly benefit from the purchase of reinsurance by the Lloyd's syndicates in our Qualifying Quota Share arrangements. We will monitor the opportunity to purchase reinsurance on a cost effective basis based on market conditions, and review the need for reinsurance more generally as our business develops.

COMPETITION

     The insurance and reinsurance industries are highly competitive. We compete with major U.S., Bermuda and other international insurers and reinsurers and certain underwriting syndicates and insurers, some of which have greater financial, marketing and management resources than we do. In particular, we compete with insurers that provide property-based lines of insurance and reinsurance, such as ACE Ltd., Converium, Everest Reinsurance Company, IPCRe Limited, Lloyd's of London syndicates, Munich Re, PartnerRe Ltd., PXRE Reinsurance Company, Renaissance Reinsurance Ltd., St. Paul Re, Inc., Swiss Re and XL Capital. In addition, there are other new Bermuda reinsurers, such as Allied World Assurance Company, Ltd., Arch Reinsurance Ltd., AXIS Specialty Limited, Endurance Specialty Insurance Ltd. and Olympus Re Holdings, Ltd. Competition varies depending on the type of business being reinsured and whether we are in a leading position or acting on a following basis.

     In addition, since September 11, 2001, established competitors have completed or may be planning to complete additional capital raising transactions. New companies continue to be formed to enter the reinsurance market. Competition in the types of business that we underwrite is based on many factors, including:

     - premiums charged and other terms and conditions offered;

     - services provided;

     - financial ratings assigned by independent rating agencies;

     - speed of claims payment;

     - reputation;

     - perceived financial strength; and

     - the experience of the reinsurer in the line of reinsurance to be written.

Increased competition could result in fewer submissions, lower premium rates, and less favorable policy terms, which could adversely impact our growth and profitability. In addition, capital market participants have recently created alternative products that are intended to compete with reinsurance products. We are unable to predict the extent to which these new, proposed or potential initiatives may affect the demand for our products or the risks that may be available for us to consider underwriting.

RATINGS

     Ratings are an important factor in establishing the competitive position of insurance and reinsurance companies and are important to our ability to market and sell our products. Rating organizations continually review the financial positions of insurers, including us. A.M. Best maintains a letter scale rating system ranging from "A++" (Superior) to "F" (in liquidation). We have been rated "A-" (Excellent) by A.M. Best, which is the fourth highest of fifteen rating levels. The objective of A.M. Best's rating system is to provide an opinion of an insurer's financial strength and ability to meet ongoing obligations to its policyholders. Our rating reflects A.M. Best's opinion of Montpelier's initial capitalization, management expertise and sound sponsorship. This opinion is not an evaluation directed toward the protection of investors.

ADMINISTRATION

     We have engaged International Advisory Services Ltd., an insurance management company located in Bermuda, to provide certain management and administrative services to us. We pay IAS a fee based upon the time and expense incurred for the provision of such services and pursuant to our contract with IAS, we are required to pay them a minimum of $75,000 per quarter. For the six months ended June 30, 2002, IAS earned approximately $0.6 million for these services. We currently intend to hire additional staff to perform many of the services that IAS is providing to us, and we intend to reduce our use of IAS's services in the future.

PROPERTIES

     We currently lease office space in Hamilton, Bermuda under a lease expiring on December 31, 2005. In addition, we have entered into an agreement to lease additional space in London, England. We believe that for the foreseeable future this office space is sufficient for us to conduct our operations.

EMPLOYEES

     As of October 9, 2002, we had thirty-three employees. The majority of our employees are employed by Montpelier Re or by Montpelier Marketing Services (UK) Limited, our wholly owned marketing subsidiary. See "Risk Factors -- Risks Related to Our Company -- Our ability to conduct our business may be adversely affected by Bermuda employment restrictions."

LEGAL PROCEEDINGS

     We are not currently involved in any litigation or arbitration. We anticipate that, similar to the rest of the insurance and reinsurance industry, we will be subject to litigation and arbitration in the ordinary course of business.

                                   REGULATION

BERMUDA INSURANCE REGULATION

     The following summary of Bermuda insurance regulation is based upon current law and is for general information only.

     The Insurance Act. As a holding company, Montpelier Re Holdings Ltd. is not subject to Bermuda insurance regulations; however, Montpelier Re is subject to regulations under the Insurance Act. No person shall carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority, which we refer to as the BMA, which has responsibility for the day-to-day supervision of insurers. Under the Insurance Act, insurance business includes reinsurance business. The continued registration of a company as an insurer under the Insurance Act is subject to its complying with the terms of its registration and such other conditions as the BMA may impose from time to time.

     An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the BMA on matters connected with the discharge of the BMA's functions and sub-committees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.

     The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

     Classification of Insurers. The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation. Montpelier Re is registered to carry on general business as a Class 4 insurer in Bermuda and is regulated as such under the Insurance Act. As so registered, Montpelier Re may not carry on long-term business. In general, long-term business includes effecting and carrying out contracts of insurance on human life or contracts to pay annuities on human life and contracts of insurance against risks of the persons insured sustaining injury as the result of an accident or dying as the result of an accident or becoming incapacitated or dying in consequence of disease, being contracts that are expressed to be in effect for a period of not less than five years or unlimited and to be terminable by the insurer before the expiration of five years or are so terminable before the expiration of that period only in special circumstances.

     Cancellation of Insurer's Registration. An insurer's registration may be canceled by the BMA on certain grounds specified in the Insurance Act, including failure of the insurer to comply with its obligations under the Insurance Act or if, in the opinion of the BMA, the insurer has not been carrying on business in accordance with sound insurance principles.

     Principal Representative. An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, the principal office of Montpelier Re is at the Company's principal executive offices in Hamilton, Bermuda, and, Montpelier Re's principal representative is Mr. Anthony Taylor. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days' notice in writing to the BMA is given of the intention to do so. It is the duty of the principal representative, within 30 days of reaching the view that there is a likelihood of the insurer for which the principal representative acts becoming insolvent or that a reportable "event" has, to the principal representative's knowledge, occurred or is believed to have occurred, to make a report in writing to the BMA setting out all the particulars of the case that are available to the principal representative. Examples of such a reportable "event" include failure by the insurer to comply substantially with a condition imposed upon the insurer by the BMA relating to a solvency margin or a liquidity or other ratio.

     Independent Approved Auditor. Every registered insurer must appoint an independent auditor who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of Montpelier Re, are required to be filed annually with the BMA. The independent auditor of Montpelier Re must be approved by the BMA and may be the same person or firm which audits Montpelier Re's financial statements and reports for presentation to its shareholders. Montpelier Re's independent auditor is PricewaterhouseCoopers (Bermuda).

     Loss Reserve Specialist. As a registered Class 4 insurer, Montpelier Re is required to submit an opinion of its approved loss reserve specialist with its statutory financial return in respect of its loss and loss expense provisions. The loss reserve specialist, who will normally be a qualified casualty actuary, must be approved by the BMA.

     Statutory Financial Statements. Montpelier Re must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). Montpelier Re is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with U.S. GAAP and are distinct from the financial statements prepared for presentation to Montpelier Re's shareholders (the Company) under the Companies Act, which financial statements are prepared in accordance with U.S. GAAP. Montpelier Re, as a general business insurer, is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the BMA.

     Annual Statutory Financial Return. Montpelier Re is required to file with the BMA a statutory financial return no later than four months after its financial year end (unless specifically extended). The statutory financial return for a Class 4 insurer includes, among other matters, a report of the approved independent auditor on the statutory financial statements of such insurer, solvency certificates, the statutory financial statements themselves, the opinion of the loss reserve specialist and a schedule of reinsurance ceded. The solvency certificates must be signed by the principal representative and at least two directors of the insurer who are required to certify, among other matters, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The independent approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify. Where an insurer's accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

     Minimum Solvency Margin and Restrictions on Dividends and
Distributions. Under the Insurance Act, the value of the general business assets of a Class 4 insurer, such as Montpelier Re, must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. Montpelier Re:

     (1) is required, with respect to its general business, to maintain a minimum solvency margin (the prescribed amount by which the value of its general business assets must exceed its general business liabilities) equal to the greatest of:

         (A) $100 million;

         (B) 50% of net premiums written (being gross premiums written less any premiums ceded by Montpelier Re but Montpelier Re may not deduct more than 25% of gross premiums when computing net premiums written); and

         (C) 15% of loss, loss expense and other insurance reserves.

     (2) is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio (if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Montpelier Re will be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year);

     (3) is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files (at least 7 days before payment of such dividends) with the BMA an affidavit stating that it will continue to meet the required margins;

     (4) is prohibited, without the prior approval of the BMA, from reducing by 15% or more its total statutory capital as set out in its previous year's financial statements and any application for such approval must include an affidavit stating that it will continue to meet the required margins;

     (5) is required, at any time it fails to meet its solvency margin, within 30 days (45 days where total statutory capital and surplus falls to $75 million or less) after becoming aware of that failure or having reason to believe that such failure has occurred, to file with the BMA a written report containing certain information and is precluded from declaring and/or paying dividends until the failure is rectified.

     Minimum Liquidity Ratio. The Insurance Act provides a minimum liquidity ratio for general business insurers, such as Montpelier Re. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, account and premiums receivable and reinsurance balances receivable. There are certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

     Supervision, Investigation and Intervention. The BMA may appoint an inspector with extensive powers to investigate the affairs of an insurer if it believes that an investigation is required in the interest of the insurer's policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the BMA, it may direct an insurer to produce documents or information relating to matters connected with the insurer's business.

     If it appears to the BMA that there is a risk of Montpelier Re becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct Montpelier Re (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase the insurer's liabilities,
(3) not to make certain investments, (4) to realize certain investments, (5) to maintain in, or transfer to the custody of a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments and/or (7) to limit its premium income.

     Disclosure of Information. In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer (or certain other persons) to be produced to them. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether to cooperate is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

CERTAIN BERMUDA LAW CONSIDERATIONS

     The Company and Montpelier Re are designated as non-resident for exchange control purposes by the BMA. Each of the Company and Montpelier Re is required to obtain the permission of the BMA for the issue and transfer of all of their shares. We obtained consent from the BMA for the issue and transfer of our common shares to and between non-residents of Bermuda for exchange control purposes, subject to the condition that our common shares shall be listed on the Nasdaq National Market System or any other appointed stock exchange, such as the New York Stock Exchange. The Company has been granted permission by the BMA to hold all of the currently issued common shares of Montpelier Re. Because we do not intend to transfer any of these shares to any other person or entity and Montpelier Re does not intend to issue any additional shares, no further permissions of the BMA are required with respect to Montpelier Re.

     The transfer and issuance of our common shares to any resident in Bermuda for exchange control purposes may require specific prior approval under the Exchange Control Act 1972. Montpelier Re's common shares cannot be transferred without the consent of the BMA. Because the Company and Montpelier Re are designated as non-resident for Bermuda exchange control purposes, they are allowed to engage in transactions, and to pay dividends subject to Bermuda law and regulations, including but not limited to insurance regulations as discussed below, to Bermuda non-residents who are holders of the common shares, in currencies other than the Bermuda Dollar. There are no restrictions on the Company's ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda to United States residents who are holders of the Company's common shares. In addition, share transfers must be by written instrument and comply with our bye-laws.

     In accordance with Bermuda law, share certificates are issued only in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. We will take no notice of any trust applicable to any of our common shares whether or not we have notice of such trust.

     Each of the Company and Montpelier Re has been incorporated in Bermuda as an "exempted company." Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place in Bermuda. As a result, they are exempt from Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians, but they may not participate in certain business transactions, including (1) the acquisition or holding of land in Bermuda (except that required for their business and held by way of lease or tenancy for terms of not more than 50 years) without the express authorization of the Bermuda legislature, (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance, (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or (4) the carrying on of business of any kind in Bermuda, except in furtherance of their business carried on outside Bermuda or under license granted by the Minister of Finance. While an insurer is permitted to reinsure risks undertaken by any company incorporated in Bermuda and permitted to engage in the insurance and reinsurance business, generally it is not permitted without a special license granted by the Minister of Finance to insure Bermuda domestic risks or risks of persons of, in or based in Bermuda. Montpelier Re does not have a special license.

     The Company and Montpelier Re must comply with the provisions of the Companies Act regulating the payment of dividends and making distributions from contributed surplus. Under the Companies Act, a company shall not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. Under the Companies Act, when a Bermuda company issues shares at a premium (that is for a price above the par value), whether for cash or otherwise, a sum equal to the aggregate amount or value of the premium on those shares must be transferred to an account, called "the share premium account." The provisions of the Companies Act relating to the reduction of the share capital of a company apply as if the share premium account were paid-up share capital of that company, except for certain matters such as premium arising on a particular class of shares may be used in paying up unissued shares of the same class to be issued to shareholders as fully paid bonus shares. The paid-up share capital may not be reduced if on the date the reduction is to be effected there are reasonable grounds for believing that the company is, or after the reduction would be, unable to pay its liabilities as they become due.

     Exempted companies, such as the Company and Montpelier Re, must comply with Bermuda resident representation provisions under the Companies Act which require that a minimum number of offices must be filled by persons who are ordinarily resident in Bermuda. We do not believe that such compliance will result in any material expense to us.

     Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Our success may depend in part upon the continued services of our principal employees in Bermuda. Most of our principal employees are not Bermudians and are not spouses of Bermudians. Accordingly, any such employee will require specific approval to work for us in Bermuda. A work permit may be granted or extended upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standards reasonably required by the employer. The Bermuda government recently announced a new policy that places a six year term limit on individuals with work permits, subject to certain exemptions for principal employees. We have no reason to believe that the permits held by our senior management would not be extended at expiration upon request.

UNITED STATES INSURANCE REGULATION

     Montpelier Re is licensed in Bermuda to write insurance and reinsurance and is not admitted to do business in any jurisdiction in the United States or in any country other than Bermuda. The insurance laws of each state of the United States and of many other jurisdictions regulate the sale of insurance and reinsurance within their jurisdictions by alien insurers and reinsurers, such as Montpelier Re. Montpelier Re intends to conduct its business so as not to be subject to the licensing requirements of insurance regulators in the United States or elsewhere (other than Bermuda). Many aspects of the activities of Montpelier Re will be similar to those employed by other non-admitted reinsurers that provide reinsurance to United States and other ceding companies. There can be no assurance, however, that insurance regulators in the United States or elsewhere will not review the activities of Montpelier Re and claim that Montpelier Re is subject to such jurisdiction's licensing requirements.

     In addition to the regulatory requirements imposed by the jurisdictions in which they are licensed, reinsurers are subject to indirect regulatory requirements imposed by jurisdictions in which their ceding companies are licensed through the "credit for reinsurance" mechanism. In general, a ceding company which obtains reinsurance from a reinsurer that is licensed, accredited or approved by the jurisdiction or state in which the insurer files statutory financial statements is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the liability for unearned premiums and loss and LAE reserves ceded to the reinsurer.

     In the United States, many states allow credit for reinsurance ceded to a reinsurer that is domiciled and licensed in another state of the United States and meets certain financial requirements. A few states do not allow credit for reinsurance ceded to non-licensed reinsurers except in certain limited circumstances and others impose additional requirements that make it difficult to become accredited. The great majority of states, however, permit the reduction in statutory surplus resulting from reinsurance obtained from a non-licensed or non-accredited reinsurer to be offset to the extent that the reinsurer provides a letter of credit, trust or other acceptable security arrangement.

UNITED KINGDOM INSURANCE REGULATION

     The Company intends that Montpelier Re will conduct its business so as not to be subject to insurance regulation in the United Kingdom. However, if it were determined that Montpelier Re is effecting or carrying out contracts of insurance (including contracts of reinsurance) in the United Kingdom, it would be required to be authorized and regulated by the Financial Services Authority (the "FSA"). Insurers carrying on such business in the United Kingdom are required to provide information relating to their insurance and reinsurance arrangements to the FSA and insurers headquartered outside the European Union are required to maintain assets in the United Kingdom in accordance with the rules of the FSA. The FSA has wide-ranging powers of intervention in relation to such insurers, which may be triggered if the FSA has a concern relating to such arrangements or the solvency of such insurers as a result of the receipt of such information or otherwise.

                                   MANAGEMENT

DIRECTORS

     The table below sets forth certain information concerning our directors as of September 20, 2002:

NAME                                     AGE                     POSITIONS
----                                     ---                     ---------
John J. (Jack) Byrne(1)................  70    Chairman
Anthony Taylor(1)......................  56    Deputy Chairman, Director, President and
                                               Chief Executive Officer of the Company,
                                               Chairman, Director, President and Chief
                                               Underwriting Officer of Montpelier Re
John D. Gillespie(3)...................  43    Director
Raymond Barrette(3)....................  52    Director
Tom Hutton(2)..........................  47    Director
Raymond M. Salter(2)...................  68    Director
Allan W. Fulkerson(1)..................  69    Director
William Spiegel(3).....................  40    Director
Steven J. Gilbert(3)...................  55    Director
Kamil M. Salame(2).....................  33    Director
K. Thomas Kemp(1)......................  61    Director and Chief Financial Officer

---------------

(1) Denotes Class A Director with term expiring in 2003.

(2) Denotes Class B Director with term expiring in 2004.

(3) Denotes Class C Director with term expiring in 2005.

     John J. (Jack) Byrne. Mr. Byrne has been our Chairman since our inception. He is also currently the Chairman of White Mountains, a position he has held since 1985, and the CEO of White Mountains, a position he has held since February 2002, and from time to time since 1985. Mr. Byrne previously held the positions of Chairman and CEO of GEICO Corporation and Fireman's Fund Corporation and Chairman of Financial Security Assurance Holdings, Ltd. Mr. Byrne is a Managing Director of OneBeacon Insurance Group, LLC, a subsidiary of White Mountains, and also serves as a director of Folksamerica Holding Company, Inc., FSA Holdings, and Overstock.com. He previously served on the boards of directors of American Express, Martin Marietta, Lehman Brothers, MidOcean Reinsurance, and Zurich Re.

     Anthony Taylor. Mr. Taylor has served as our President and Chief Executive Officer and President and Chief Underwriting Officer of Montpelier Re since January 1, 2002. From 1983 until December 2001, Mr. Taylor was associated with Lloyd's Syndicate number 51 "A Taylor & Others," which was initially managed by Willis Faber Agencies and, after a management buy out, by Wellington Underwriting Agencies of which he was a founding director. From 1998 until 2001, Mr. Taylor was Chairman of Wellington Underwriting Inc., as well as Underwriting Director of Wellington Underwriting Agencies Limited. During 2001, Mr. Taylor was Chairman of Wellington Underwriting Agencies Limited and Deputy Chairman of Wellington Underwriting plc. Prior to 1998, Mr. Taylor served as the Active Underwriter of Lloyd's Syndicate Number 51. Mr. Taylor is a Fellow of the Chartered Insurance Institute and has held various committee and board positions for the Lloyd's market.

     John D. Gillespie. Mr. Gillespie has been a director of White Mountains since 1999, and has served as Managing Director of OneBeacon since June 2001. He is also the founder and Managing Partner of his own investment firm, Prospector Partners, LLC, in Guilford, Connecticut. Mr. Gillespie is a Managing Director of OneBeacon and also serves as a director of Folksamerica. Prior to forming Prospector Partners, Mr. Gillespie was President of the T. Rowe Price Growth Stock Fund and the New Age Media Fund, Inc. Mr. Gillespie was at T. Rowe Price from 1986-1997 and GEICO Corporation from 1980-1984.

     Raymond Barrette. Mr. Barrette has been a director of White Mountains since 2000 and has served as Chairman and Chief Executive Officer of OneBeacon since 2001. Mr. Barrette formerly served as President of White Mountains from 2000 to June 2001 and served as Executive Vice President and Chief Financial Officer of White Mountains from 1997 to 2000. He was formerly a consultant to Tillinghast-Towers Perrin from 1994 to 1996 and was with Fireman's Fund Insurance Company from 1973 to 1993. Mr. Barrette is also Chairman of Folksamerica Holding Company Inc.

     Tom Hutton. Mr. Hutton is a private equity and venture capitalist investor based in Palo Alto, California. Since 2001, Mr. Hutton has been a consultant/venture partner at Trident Capital. Immediately prior to joining Trident Capital, he worked as a private investor in association with Trident Capital, Sutter Hill Ventures and Morgan Stanley Venture Partners. Mr. Hutton served as President and Chief Executive Officer of Risk Management Solutions, Inc. from 1990 to 2000. Prior to 1990, Mr. Hutton was a management consultant at McKinsey & Company, Inc. Mr. Hutton is currently a director of Claim IQ and Finaplex.

     Raymond Salter. Mr. Salter was associated with Willis Faber plc from 1986 to 1993, during which time he served as a main board director and Managing Director of the North American Reinsurance Division. During his eight years at Willis Faber plc, Mr. Salter also held a number of other directorships in the Willis Faber group. Mr. Salter retired from Willis Faber plc in 1993 and since then has held a number of non-executive directorships including positions at Kiln Capital plc (in the position of Chairman), Kiln Underwriting Limited, Lombard Insurance Group and Groupama UK (Lombard was acquired by Groupama UK), BF Caudle Agencies (in the position of Chairman), Advent Capital plc and Ashley Palmer Syndicates Limited.

     Allan W. Fulkerson. For over ten years, Mr. Fulkerson has served as President and Chief Executive Officer of Century Capital Management, Inc. In addition, he serves as a director of Asset Allocation and Management, LLC, The Galtney Group, Inc., HCC Insurance Holdings, Inc., and International Financial Group, Inc. Previously, he has served as a director of Mutual Risk Management, Ltd., Risk Capital Holdings, Inc., SCUUL Limited, Tempest Reinsurance Co., Terra Nova (Bermuda) Holdings, Ltd., United Educators Risk Retention Group, Inc. and Wellington Underwriting plc. Mr. Fulkerson is a graduate of Williams College, where he served as a Trustee and Chairman of the Finance Committee until June 2001.

     William Spiegel. Mr. Spiegel is a Managing Director of Cypress Advisors Inc., which manages over $3.5 billion in private equity funds. He has been with Cypress since its formation in 1994. Prior to joining Cypress, he was a member of the Merchant Banking Group at Lehman Brothers. Over the course of his career, he has worked on private equity transactions in a wide range of industries. Mr. Spiegel currently manages Cypress' efforts in the healthcare and financial services industries. Mr. Spiegel is a director of Catlin Westgen Group Ltd., Cinemark USA, Inc. and Medpointe Inc. He has an M.B.A. from the University of Chicago, an M.A. in Economics from the University of Western Ontario, and a B.Sc. in Economics from the London School of Economics.

     Steven J. Gilbert. Mr. Gilbert has been Chairman of the Board of Gilbert Global Equity Partners, L.P., a private equity fund since 1997. From 1992 to 1997, Mr. Gilbert was the Founder and Managing General Partner of Soros Capital L.P., and a principal Advisor to Quantum Industrial Holdings Ltd. From 1988 through 1992, Mr. Gilbert was the Managing Director of Commonwealth Capital Partners, L.P., a private equity investment firm. Mr. Gilbert is also a Limited Partner of Chemical Venture Partners (now J.P. Morgan), which he founded in 1984 and was Managing General Partner until 1988. Mr. Gilbert is currently a Director of Veritas, Inc., LCC International, Inc., Edmunds.com, Optical Capital Group, iSky, Ionex, and the Asian Infrastructure Fund.

     Kamil M. Salame. Mr. Salame is a Director in the Private Equity Group of Credit Suisse First Boston. Mr. Salame joined DLJ's Merchant Banking Group, a predecessor to Credit Suisse First Boston Private Equity, Inc., in 1997. Previously he was a member of DLJ's Leveraged Finance Group. Mr. Salame received a J.D. from Columbia Law School, an M.B.A. from Columbia Business School and a B.S. from Georgetown University.

     K. Thomas Kemp. Mr. Kemp serves as our Chief Financial Officer and as a director. He is also President of White Mountains, a position he has held since June 2001. From January 2000 to June 2001,

Mr. Kemp was Deputy Chairman, and from 1997 to 2000, he was President and CEO of White Mountains. Mr. Kemp has been a Director of White Mountains since 1994. He also serves as a director of Folksamerica, Amlin, PECO Pallets, Main Street America and Fund American Re.

BOARD OF DIRECTORS

     Our directors are divided into three classes of approximately equal size and serve for terms of three years. Our Class A directors, whose terms expire in 2003, are Messrs. Byrne, Taylor, Fulkerson and Kemp. Our Class B directors, whose terms expire in 2004, are Messrs. Hutton, Salter and Salame. Our Class C directors, whose terms expire in 2005, are Messrs. Gillespie, Barrette, Spiegel and Gilbert.

COMMITTEES OF THE BOARD OF DIRECTORS

     Audit Committee. The Audit Committee, comprised of Messrs. Fulkerson, Hutton, Salame and Spiegel, has general responsibility for the oversight and surveillance of our accounting, reporting and financial control practices. The Audit Committee annually reviews the qualifications of the Independent Auditors, makes recommendations to the Board as to their selection and reviews the plan, fees and results of their audit. Mr. Hutton is Chairman of the Audit Committee.

     Compensation and Nominating Committee. The Compensation and Nominating Committee, comprised of Messrs. Byrne, Gilbert, Salter and Spiegel, oversees our compensation and benefit policies and programs, including administration of our annual bonus awards and long-term incentive plans, the selection of new directors, the evaluation of the board and management, and the development of corporate governance principles. Mr. Salter is Chairman of the Compensation and Nominating Committee.

     Underwriting Policy Committee. The Underwriting Policy Committee, comprised of Messrs. Barrette, Hutton, Salter and Taylor, oversees Montpelier Re's underwriting policies and approves any exceptions thereto. Mr. Taylor is the Chairman of the Underwriting Policy Committee.

     Finance Committee. The Finance Committee, comprised of Messrs. Fulkerson, Gilbert, Gillespie, Salame and Taylor, formulates our investment policy and oversees all of our significant investing activities. Mr. Gillespie is the Chairman of the Finance Committee.

COMPENSATION AND NOMINATING COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     K. Thomas Kemp, our Chief Financial Officer, is President and a Director of White Mountains. The Chief Executive Officer of White Mountains, Mr. Byrne, is a member of the Compensation and Nominating Committee.

DIRECTOR COMPENSATION

     Directors, who are also our employees, are not paid any fees or other compensation for services as members of the board of directors or any committee of the board. Each other director receives cash in the amount of $25,000 per year and $2,000 per board or committee meeting attended, including formal telephonic meetings, but not including informal informational meetings. In addition, committee chairs receive an annual fee of $5,000 for each committee chaired.

EXECUTIVE OFFICERS

     The table below sets forth certain information concerning our executive officers as of September 20, 2002:

NAME                                     AGE                     POSITIONS
----                                     ---                     ---------
Anthony Taylor(1)......................  56    Deputy Chairman, Director, President and
                                               Chief Executive Officer of the Company,
                                               Chairman, Director, President and Chief
                                               Underwriting Officer of Montpelier Re
Thomas George Story Busher.............  46    Chief Operating Officer, Executive Vice
                                               President and Secretary of the Company and
                                               Montpelier Re and Deputy Chairman of
                                               Montpelier Re
K. Thomas Kemp(1)......................  61    Director and Chief Financial Officer
C. Russell Fletcher III................  50    Chief Reinsurance Officer and Executive Vice
                                               President
Nicholas Newman-Young..................  50    Managing Director of Montpelier Marketing
                                               Services (UK) Limited

---------------

(1) Anthony Taylor and K. Thomas Kemp are also directors; detailed information regarding their experience is set forth in the prior section.

     Thomas George Story Busher. Mr. Busher serves as our Chief Operating Officer, Executive Vice President and Secretary. From 1985 to 2000, Mr. Busher was employed by Wellington Underwriting plc, where he served as Director and Group Secretary and as Director and Secretary of Wellington Underwriting Agencies Limited. Prior to his employment with Wellington Underwriting plc, Mr. Busher served as Director and Company Secretary of Richard Beckett Underwriting Agencies Limited. Mr. Busher has also served as Chairman of Lloyd's Underwriting Agents Association and as a member of the Business Conduct Committee of Lloyd's Regulatory Board and of Lloyd's/FSA Liaison Committee.

     C. Russell Fletcher III. Mr. Fletcher is our Chief Reinsurance Officer and Executive Vice President. From 1999 to 2001, he served as Executive Vice President of Homesite Group Incorporated. From 1996 to 1998, he was employed by CAT Limited (acquired by ACE Ltd.) and its successor, Tempest Reinsurance Company Limited, where he served as Chief Underwriting Officer -- North America. From 1986 to 1996, he was employed by Vesta Insurance Group, Inc. (and its predecessor, Liberty National Fire Insurance Company), where he served as Executive Vice President. Mr. Fletcher has also been employed by subsidiaries of the following reinsurance and insurance brokerages: Benfield, Aon Corporation and Marsh & McLennan Companies, Inc.

     Nicholas Newman-Young. Mr. Newman-Young serves as Managing Director of Montpelier Marketing Services (UK) Limited. From 1998 to 2001, he served as Managing Director in the London office of HartRe Company, LLC. From 1992 to 1998, Mr. Newman-Young was employed by Willis Faber North America (U.K.), where he served as Managing Director. Prior to joining Willis Faber, Mr. Newman-Young served as Chairman of MCWinn Underwriting Agencies and Director of Claremount Underwriting Agency. He also served as an underwriter for 18 years in the following Lloyd's syndicates: Syndicate 558, Syndicate 674 and Sir Philip d'Ambrumenil Syndicate.

MANAGEMENT COMPENSATION AND INCENTIVE PLANS

     Because we commenced operations on December 16, 2001, we did not pay any executive officer compensation in excess of $100,000 during the fiscal period ended December 31, 2001. Our Chief Executive Officer, Anthony Taylor, was employed by us as of January 1, 2002. Our current executive officers, Messrs. Taylor, Fletcher, Busher and Newman-Young are compensated according to the terms of their respective service agreements, which are described below. Mr. Kemp does not have a service agreement with us.

     Our Compensation and Nominating Committee designs and approves all compensation policies. Our policies are designed with the single goal of maximizing shareholder value over long periods of time.

     The committee believes that this goal is best pursued by utilizing a pay-for-performance program which serves to attract and retain superior executive talent and provide management with performance-based incentives to maximize shareholder value. Through the compensation program, the committee seeks to maximize shareholder value by aligning closely the financial interests of management with those of our shareholders. Compensation of our management team consists primarily of three components: base salary, annual bonus and long-term incentive awards. The level of compensation is based on numerous factors, including achievement of underwriting results and financial objectives established by our Compensation and Nominating Committee and our board of directors.

     Long-term incentive awards provide for the granting to our executive officers, and certain other principal employees, of various types of incentive awards, some of which may be stock based. For example, we employ a performance unit plan in which employees are granted units, each representing the fair value of a common share. The payment to a participant of this fair value is dependent on the achievement of specific goals relating to our underwriting performance, generally over a three-year period or as otherwise determined by the Compensation and Nominating Committee. At the discretion of the Compensation and Nominating Committee, payment may take the form of common shares.

EMPLOYMENT-RELATED AGREEMENTS AND EXECUTIVE COMPENSATION

     The following information summarizes the employment-related agreements for our Deputy Chairman, President and Chief Executive Officer and all of our other executive officers.

     Anthony Taylor. We have entered into service agreements with Mr. Taylor, effective as of January 1, 2002, under which he agreed to serve as our Chief Executive Officer and the Chief Underwriting Officer of Montpelier Re for an initial term ending on December 31, 2004. The agreements provide that Mr. Taylor shall be paid an annual salary of L300,000 (approximately $432,000) which is subject to annual increase or decrease (but not below L300,000) as determined by the Compensation and Nominating Committee of the Board of Directors, subject to ratification by the full board. The agreements further provide that Mr. Taylor receive a housing allowance of $132,000 per year. Mr. Taylor received a signing bonus of $400,000 upon entering into the service agreements for services to be rendered upon the commencement of his employment.

     If Mr. Taylor's service agreements are terminated prior to their expiration by the Company due to his mental or physical incapacity, Mr. Taylor will be entitled to continue to receive his salary for a period of twelve months following the termination. If Mr. Taylor terminates his service agreements, or we terminate his agreements for cause, we will have no further obligations to Mr. Taylor under the agreements.

     Mr. Taylor's agreements entitle him to participate in our annual bonus and long-term incentive plans, which are described below, pursuant to which he has been granted 78,684 units under the performance unit plan ("PUP"). Mr. Taylor has also been granted options under the Share Option Plan. The agreements also contain provisions relating to confidentiality, non-competition and non-solicitation.

     Thomas George Story Busher. We have entered into service agreements with Mr. Busher, effective as of January 1, 2002, pursuant to which he has agreed to serve as our Chief Operating Officer and Executive Vice President and will be paid an annual salary of $350,000, effective as of September 1, 2002, as well as a housing allowance of $90,000 per year. Mr. Busher's service agreements also entitle him to participate in our PUP plan, pursuant to which he has been granted 31,470 units. Mr. Busher has also been granted options under the Share Option Plan. The remaining material terms of Mr. Busher's service agreements are common to the other officers' service agreements and are described below.

     C. Russell Fletcher III. We have entered into a service agreement with Mr. Fletcher, effective as of January 1, 2002, pursuant to which he has agreed to serve as our Chief Reinsurance Officer and Executive Vice President and will be paid an annual salary of $400,000 as well as a housing allowance of $144,000 per year. Mr. Fletcher's service agreement also entitles him to participate in our PUP plan, pursuant to which he has been granted 59,010 units. Mr. Fletcher has also been granted options under the Share Option Plan. The remaining material terms of Mr. Fletcher's service agreement are common to the other officers' service agreements and are described below.

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

     Nicholas Newman-Young. We have entered into a service agreement with Mr. Newman-Young, effective as of January 24, 2002, pursuant to which he has agreed to serve as the Managing Director of Montpelier Marketing Services (UK) Limited and will be paid an annual salary of L150,000 per year. Mr. Newman-Young's service agreement entitles him to participate in our PUP plan, pursuant to which he has been granted 15,738 units. Mr. Newman-Young has also been granted options under the Share Option Plan. The remaining material terms of Mr. Newman-Young's service agreement are common to the other officers' service agreements and are described below.

     Provisions Common to the Service Agreements. In addition to the provisions described above, the service agreements of Messrs. Busher, Fletcher and Newman-Young contain the following provisions. Each service agreement is terminable upon twelve months written notice by us or upon six months written notice by the officer. Each agreement also contains non-compete provisions of varying terms, and entitles the officer to participate in our annual bonus and long-term incentive plans described below.

ANNUAL BONUS PLAN

     Each year, officers that participate in the annual bonus plan will be eligible to receive a bonus based upon the officer's achievement of annual performance targets that have been established by the Compensation and Nominating Committee of the board of directors. The Compensation and Nominating Committee will establish a bonus pool at the end of each year, with the amount of such pool determined based upon our year end results. The pool will then be allocated to officers based upon their individual performance with respect to their performance targets.

LONG-TERM INCENTIVE PLANS

     Performance Unit Plan. Performance units are conditional grants of a specified number of common shares or an equivalent amount of cash. Grants are generally earned, subject to the attainment of pre-specified performance goals, at the end of a three-year period or as otherwise determined by the Compensation and Nominating Committee of the Board. The performance goal for full payment of performance units issued in the 2002-2004 performance cycle is the achievement of a target combined ratio as measured over the applicable performance periods. The payment on performance units can double if the average combined ratio is significantly less than the target. Conversely, the payment on performance units declines to zero with an increasing combined ratio. The Compensation and Nominating Committee has significant discretion regarding the payout level of the performance units.

     Share Option Plan. Pursuant to the terms of the Share Option Plan, the committee has discretion to grant share options to certain principal employees. As of September 20, 2002, Mr. Taylor, Mr. Busher, Mr. Fletcher and Mr. Newman-Young had received options under the plan. The options expire ten years after the date of grant and require full payment in cash prior to exercise. A total of 2,550,000 options, the maximum amount that is authorized, are outstanding pursuant to the Share Option Plan.

     The following table summarizes the options to purchase common shares outstanding as of September 20, 2002:

                                                       NUMBER OF    EXERCISE
                                                        OPTIONS      PRICE        VESTING DATE
                                                       ----------   --------   ------------------
Anthony Taylor.......................................   510,000      $16.67     December 31, 2002
                                                        510,000      $17.50     December 31, 2003
                                                        510,000      $18.33     December 31, 2004
                                                        510,000      $19.17     December 31, 2005
Thomas George Story Busher...........................    56,250      $17.50    September 30, 2003
                                                         56,250      $18.33    September 30, 2004
                                                         56,250      $19.17    September 30, 2005
                                                         56,250      $20.00    September 30, 2006
C. Russell Fletcher III..............................    56,250      $17.50    September 30, 2003
                                                         56,250      $18.33    September 30, 2004
                                                         56,250      $19.17    September 30, 2005
                                                         56,250      $20.00    September 30, 2006
Nicholas Newman-Young................................    15,000      $17.50    September 30, 2003
                                                         15,000      $18.33    September 30, 2004
                                                         15,000      $19.17    September 30, 2005
                                                         15,000      $20.00    September 30, 2006

DEFERRED COMPENSATION PLAN

     The Deferred Compensation Plan gives executive officers the ability to defer receipt of executive compensation, including performance unit payouts, at no cost to the Company. Under the plan, various investment options are available including a phantom share tracking option, a fixed income investment option and an equity fund investment option. The plan is a non-funded general obligation.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information as of September 20, 2002 regarding beneficial ownership of common shares and the applicable voting rights attached to such share ownership in accordance with our bye-laws by:

     - Each person known by us to beneficially own 5% or more of our outstanding common shares;

     - Each of our directors;

     - Each of our executive officers; and

     - All of our executive officers and directors as a group.

                                                           BENEFICIAL OWNERSHIP OF    BENEFICIAL OWNERSHIP OF
                                                           PRINCIPAL SHAREHOLDERS     PRINCIPAL SHAREHOLDERS
                                                          PRIOR TO THE OFFERING(1)     AFTER THE OFFERING(1)
                                                          -------------------------   -----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER(2)                     NUMBER      PERCENTAGE      NUMBER     PERCENTAGE
---------------------------------------                   -----------   -----------   ----------   ----------
White Mountains Insurance Group, Ltd.(3)................  15,581,571.7      27.2%     15,581,571.7    23.3%
  One Beacon Street
  Boston, MA 02108
Cypress Associates II (Cayman) L.P.(4)..................   9,000,000        17.2%      9,000,000      14.5%
  65 East 55th Street, 28th Floor
  New York, New York 10022
Credit Suisse First Boston Private Equity, Inc. (5).....   7,200,000        13.7%      7,200,000      11.6%
  11 Madison Avenue, 16th Floor
  New York, NY 10010
Vestar AIV Managers Ltd.(6).............................   4,500,000         8.6%      4,500,000       7.2%
  245 Park Avenue, 41st Floor
  New York, New York 10167
Benfield Group plc(7)...................................   3,890,785.8       7.1%      3,890,785.8     6.0%
  55 Bishopsgate
  London
  EC2N 3BD
  United Kingdom
Jack Byrne(8)...........................................     600,000         1.1%        600,000       1.0%
Allan W. Fulkerson(9)...................................     600,000         1.1%        600,000       1.0%
Anthony Taylor(10)......................................      60,000           *          60,000         *
K. Thomas Kemp(11)......................................      60,000           *          60,000         *
John D. Gillespie(12)...................................   1,260,000         2.4%      1,260,000       2.0%
C. Russell Fletcher(13).................................       6,000           *           6,000         *
Tom Hutton(14)..........................................       6,000           *           6,000         *
Raymond M. Salter.......................................          --          --              --        --
William Spiegel(15).....................................          --          --              --        --
Steven J. Gilbert(16)...................................   2,400,000         4.6%      2,400,000       3.9%
Kamil M. Salame(17).....................................          --          --              --        --
Raymond Barrette........................................          --          --              --        --
Thomas G.S. Busher(18)..................................          --          --              --        --
Nicholas Newman-Young(19)...............................          --          --              --        --
All directors and executive officers as a group (14
  persons)..............................................   4,992,000         9.5%      4,992,000       8.1%
                                                          ----------       -----      ----------      ----

---------------

  *  Less than 1%
 (1) Our bye-laws reduce the total voting power of any shareholder owning more than 9.5% of our common shares to 9.5% of the voting power of our common shares. See "Description of Share Capital -- Voting Rights."

 (2) Unless otherwise stated, the address for each beneficial owner is c/o Montpelier Re Holdings Ltd., Mintflower Place, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda.

 (3) Includes 900,000 common shares held by Camden Fire Insurance Company, 8,100,000 common shares held by OneBeacon Insurance Company and 1,800,000 common shares held by Pennsylvania General Insurance Company and warrants, which are currently exercisable, to purchase 4,781,571.7 common shares. Jack Byrne beneficially owns 1,150,101 common shares of White Mountains, representing 13.9% of White Mountains' total common shares outstanding at March 22, 2002, and is the Chairman and Chief Executive Officer of White Mountains.

 (4) Includes 82,380.3636 common shares held by 55th Street Partners II (Cayman) L.P., 8,536,710.5454 common shares held by Cypress Merchant B Partners II (Cayman) L.P., 362,909.091 common shares held by Cypress Merchant Banking II-A C.V. and 18,000 common shares held by Cypress Side-By-Side (Cayman) L.P. (the "Cypress Entities"). Cypress Associates II (Cayman) L.P. is the general partner of the Cypress Entities. The general partner of Cypress Associates II (Cayman) L.P. is CMBP II (Cayman) Ltd., whose directors are Jeff Hughes, James Singleton, David Spalding and James Stern.

 (5) Includes 46,422 common shares held by DLJ MB PartnersIII GmbH & Co. KG, 380,796 common shares held by DLJ Offshore Partners III, C.V., 98,226 common shares held by DLJ Offshore Partners III-1, C.V., 69,972 common shares held by DLJ Offshore Partners III-2, C.V., 1,152,696 common shares held by Donaldson, Lufkin & Jenrette Securities Corporation, as nominee for Credit Suisse First Boston Private Equity, Inc., DLJ First ESC, L.P., EMA 2001 Plan, L.P., Docklands 2001 Plan, L.P., Paradeplatz 2001 Plan, L.P. and CSFB 2001 Investors, L.P., 9,216 common shares held by Millennium Partners II, L.P. and 5,442,672 common shares held by DLJMB Overseas Partners III, C.V. Credit Suisse First Boston, a Swiss bank, owns the majority of the voting stock of Credit Suisse First Boston, Inc., which in turn owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (formerly Donaldson Lufkin & Jenrette, Inc.) ("CSFB-USA"). The DLJ related entities named above (the "DLJ Related Entities") are direct and indirect subsidiaries of CSFB-USA and merchant banking funds advised by subsidiaries of CSFB-USA. Credit Suisse First Boston Corporation, one of the underwriters in this offering, is a direct subsidiary of CSFB-USA and itself does not hold any ownership interest in either Credit Suisse First Boston Private Equity, Inc. or any of the DLJ Related Entities.

 (6) Includes 4,407,186.1008 shares held by Vestar AIV Holdings A L.P. ("Vestar Holdings A"), 37,491.3288 shares held by Vestar AIV Holdings B L.P. ("Vestar Holdings B") and 55,322.5704 shares held by Vestar AIV Employees Ltd. ("Vestar Employees"). Vestar AIV Managers Ltd. is the sole director of Vestar Employees and the general partner of Vestar AIV Associates L.P. ("Vestar Associates"). Vestar Associates, in turn, is the general partner of each of Vestar Holdings A and Vestar Holdings B. Vestar AIV Managers Ltd. is owned by Norman W. Alpert, Bryan J. Carey, Nicholas A. Dovidio, James L. Elrod, Jr., Jack M. Feder, James P. Kelley, Sander M. Levy, Prakash A. Melwani, Arthur J. Nagle, Daniel S. O'Connell, Robert L. Rosner and Brian P. Schwartz, all of whom disclaim beneficial ownership of the shares of Montpelier owned by Vestar Holdings A, Vestar Holdings B and Vestar Employees, except to the extent of their pecuniary interest therein.

 (7) Includes warrants, which are currently exercisable, to purchase 2,390,785.8 common shares.

 (8) Includes 60,000 common shares held by his wife, Dorothy Byrne, 300,000 common shares held by his son, John J. Byrne, III, and 240,000 common shares held by Jack Byrne. Mr. Byrne is also the Chairman and Chief Executive Officer of White Mountains Insurance Group, Ltd., another one of our shareholders.

 (9) Includes 600,000 common shares held by Century Capital Partners II, L.P. ("Century"), to which Mr. Fulkerson disclaims beneficial ownership, except to the extent of his actual pecuniary interest therein. He is a limited partner of Century and is a managing member of the LLC that is the general partner of Century.

(10) Does not include options to purchase 2,040,000 common shares, which are not currently exercisable and which vest over four years.

(11) Includes 15,000 common shares held by Little Oak Hill Partnership L.P.

(12) Includes (i) 1,140,000 common shares owned by various funds of Prospector Partners LLC in which Mr. Gillespie is either general manager or investment manager, (ii) 60,000 common shares held by

     Gillespie Family 2000, LLC in which Mr. Gillespie's interest is limited to that as a co-managing member, (iii) 36,000 common shares held by Main Street America Assurance Corporation to which Mr. Gillespie serves as an investment manager and (iv) 24,000 common shares held by National Grange Mutual Insurance Company to which Mr. Gillespie serves as an investment manager. Mr. Gillespie disclaims beneficial ownership of such common shares owned by Prospector Partners LLC and Gillespie Family 2000, LLC, except to the extent of his pecuniary interest therein.

(13) Does not include options to purchase 225,000 shares, which are not currently exercisable and which vest over four years.

(14) Includes 6,000 common shares held by Hutton Living Trust. Mr. Hutton, one of our directors, is a venture partner at Trident Capital, which manages a number of funds that in the aggregate hold 594,000 common shares, which are not included in this number. Mr. Hutton disclaims beneficial ownership of any of the common shares owned by such funds.

(15) Mr. Spiegel, one of our directors, is a Managing Director of Cypress Advisors Inc., which manages the Cypress Entities. Mr. Spiegel disclaims beneficial ownership of any of the common shares owned by the Cypress Entities.

(16) Includes 31,500 common shares held by GGEP-SK, LLC, 365,064 common shares held by Gilbert Global Equity Partners (Bermuda), L.P. and 2,003,436 common shares held by Gilbert Global Equity Partners, L.P. Mr. Gilbert disclaims beneficial ownership of these shares.

(17) Mr. Salame, one of our directors, is a Director in the Private Equity Group of Credit Suisse First Boston, of which the DLJ Related Entities are a part. Mr. Salame disclaims beneficial ownership of any of the common shares owned by the DLJ Related Entities.

(18) Does not include options to purchase 225,000 shares, which are not currently exercisable and which vest over four years.

(19) Does not include options to purchase 60,000 shares, which are not currently exercisable and which vest over four years.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We describe below some of the transactions we have entered into with parties that are related to our company. We believe that each of the transactions described below was on terms no less favorable to us than we could have obtained from unrelated parties.

TRANSACTIONS AND RELATIONSHIPS WITH INITIAL INVESTORS

     White Mountains and Benfield sponsored our formation and invested $180 million and $25 million respectively in our initial private placement. In addition, White Mountains and Benfield were granted warrants that entitle them to purchase 4,781,571.7 common shares and 2,390,785.8 common shares, respectively. See "Description of Share Capital -- Warrants."

     In connection with our formation, White Mountains and Benfield established a trust in Bermuda to fund our start-up expenses. After our formation and funding, we reimbursed White Mountains and Benfield $400,000 each for the amounts they had contributed to the trust, $238,185 each as of December 31, 2001 with the remaining amount, $161,815 each, being repaid as of March 26, 2002. In addition, in December 2001 the Company paid Benfield Advisory Limited, an affiliate of Benfield, advisory fees of $3.3 million in connection with the formation of the Company.

     We have engaged OneBeacon Asset Management, a wholly owned indirect subsidiary of White Mountains, to provide investment advisory and management services. We have agreed to pay investment management fees based on the month-end market values held under custody. The fees, which vary depending on the amount of assets under management are between 0.15% and 0.30%. A portfolio of $1.0 billion would incur an annual fee of 0.18%. In addition, we have agreed to reimburse fees and out-of-pocket expenses. These fees are included in net investment income. This agreement may be terminated by either party upon 30 days written notice. An amount of $73,733 was payable as of December 31, 2001 to OneBeacon Asset Management for these services.

     We have also entered into an agreement with Remetrics, a subsidiary of Benfield, for the provision of certain risk management services. Under this agreement, we expensed approximately $0.9 million during the six months ended June 30, 2002. In addition, we are working with Benfield in the development of CATM, our proprietary computer-based underwriting system.

     In addition, we pay brokerage commissions to Benfield Greig Limited, a subsidiary of Benfield, on business generated by Benfield Greig Limited. These commissions were consistent with commissions that we pay to other brokers in the ordinary course of business.

RELATIONSHIPS WITH STRATEGIC INVESTORS AND UNDERWRITERS

     Mr. Kamil M. Salame is a Director in the Private Equity Group of Credit Suisse First Boston, an affiliate of which, Credit Suisse First Boston Corporation, is acting as an underwriter in this offering.

     Bank of America, N.A., an affiliate of Banc of America Securities LLC, one of the underwriters in this offering, participates and acts as the administrative agent and a lender in our credit facilities. Under these facilities, we have a revolving credit line with a $50 million borrowing limit and have a three-year term loan of $150 million. Credit Suisse First Boston, an affiliate of Credit Suisse First Boston Corporation, one of the underwriters in this offering, is also a lender in our credit facilities.

     In the ordinary course of business, we have entered into four reinsurance agreements with OneBeacon, a wholly owned subsidiary of White Mountains, one of our principal shareholders. We receive $0.7 million in aggregate annual premiums from these contracts.

TRANSACTIONS WITH MANAGEMENT

     On January 29, 2002, we paid Mulherrin $95,230 for financial advisory services. Allan Waters, who previously served as one of our directors, is the managing member and owner of Mulherrin.

     In December 2001, we paid $75,270 in consulting fees to Capitor.com. Thomas Busher, one of our executive officers, is the sole proprietor of Capitor.

                          MATERIAL TAX CONSIDERATIONS

     The following summary of our taxation, the taxation of Montpelier Re and the taxation of our shareholders is based upon current law and is for general information only. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

     The following legal discussion (including and subject to the matters and qualifications set forth in such summary) of the material tax considerations (i) under "Taxation of the Company and Montpelier Re -- Bermuda" and "Taxation of Shareholders -- Bermuda Taxation" is based upon the advice of Conyers Dill & Pearman, special Bermuda legal counsel, and (ii) under "Taxation of the Company and Montpelier Re -- United States" and "Taxation of Shareholders -- United States Taxation" and "-- United States Taxation of Non-U.S. Shareholders" is the opinion of Cahill Gordon & Reindel, New York, New York, special tax counsel (the advice of such firms does not include any factual or accounting matters, determinations or conclusions such as RPII (as defined below), amounts and computations and amounts of components thereof (for example, amounts or computations of income or expense items or reserves entering into RPII computations) or facts relating to the business or activities of the Company and Montpelier Re). The opinion of Cahill Gordon & Reindel relies upon and is premised on the accuracy of factual statements and representations made by the Company concerning the business and properties, ownership, organization, source of income and manner of operation of the Company and Montpelier Re. The discussion is based upon current law. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of common shares. The tax treatment of a holder of common shares, or of a person treated as a holder of common shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder's particular tax situation. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING COMMON SHARES.

TAXATION OF THE COMPANY AND MONTPELIER RE

     Bermuda. Under current Bermuda law, there is no income tax or capital gains tax payable by us or Montpelier Re. The Company and Montpelier Re have each obtained from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to the Company, to Montpelier Re or to any of their operations or their shares, debentures or other obligations, until March 28, 2016. The Company and Montpelier Re could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda (the Company and Montpelier Re are not so currently affected) or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to the Company or Montpelier Re. The Company and Montpelier Re each pay annual Bermuda government fees, and Montpelier Re pays annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

     United Kingdom. The Company presently intends to operate in such a manner that, for tax purposes, it and Montpelier Re will not be considered to have a taxable presence in the United Kingdom.

     The Company has a subsidiary based in the UK to provide business introduction and other support services to Montpelier Re. Appropriate arm's length fees are charged for such services. These fees do not include an element of profit related commission.

     Normal UK tax will be payable on profits made by the UK subsidiary but it not expected that, in the context of the group's profitability as a whole, any such tax charges will be seen to be significant.

     If the nature and/or scope of the services provided from the UK subsidiary to Montpelier Re changed (perhaps in response to growth in business or market necessity) and was held to give rise either to the existence of a taxable presence in the UK or to a requirement to charge higher fees for the services provided, a greater proportion of the income generated by Montpelier Re might become subject (directly or indirectly) to UK tax. This is a question of fact and degree. The amount of income deemed to arise in the UK would depend on exactly what was done there and on the balance between onshore UK and offshore UK activities.

     United States. The Company and Montpelier Re currently intend to conduct substantially all of their operations in Bermuda or elsewhere outside the United States and to limit their U.S. contacts so that they will not be engaged in a trade or business in the United States. However, because there is no definitive identification of activities which constitute being engaged in a trade or business in the United States for U.S. federal income tax purposes, there can be no assurance that the Internal Revenue Service ("IRS") will not contend, perhaps successfully, that the Company or Montpelier Re will be engaged in a trade or business in the United States. A foreign corporation deemed to be so engaged would be subject to U.S. income tax, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of a tax treaty, as discussed below.

     Under the income tax treaty between Bermuda and the United States (the "Treaty"), Montpelier Re will not be subject to U.S. income tax on any income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. No regulations interpreting the Treaty have been issued. Montpelier Re currently intends not to have a permanent establishment in the United States, although there can be no assurance that it will achieve this result. Under existing law, if Montpelier Re (i) has no permanent establishment in the United States and (ii) is entitled to the benefits of the Treaty, it will not be subject to U.S. federal income tax.

     Montpelier Re would not be entitled to the benefits of the Treaty if (i) 50% or less of the Company's stock were beneficially owned, directly or indirectly, by Bermuda residents or U.S. citizens or residents, or (ii) Montpelier Re's income were used in substantial part to make distributions to, or to meet certain liabilities to, persons who are not Bermuda residents or U.S. citizens or residents. There can be no assurance that Montpelier Re will be eligible for Treaty benefits immediately following the offering or in the future because of factual and legal uncertainties regarding the residency and citizenship of the Company's shareholders.

     The Code requires that foreign insurance companies carrying on an insurance business within the United States have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such companies. If Montpelier Re is considered to be engaged in the conduct of an insurance business in the United States and it is not entitled to the benefits of the Treaty in general (because it fails to satisfy one of the limitations on treaty benefits discussed above), the Code could subject a significant portion of Montpelier Re's investment income to U.S. income tax. In addition, while the Treaty clearly applies to premium income, it is uncertain whether the Treaty applies to other income such as investment income. If Montpelier Re is considered engaged in the conduct of an insurance business in the United States and is entitled to the benefits of the Treaty in general, but the Treaty is interpreted to not apply to investment income, a significant portion of Montpelier Re's investment income could be subject to U.S. income tax.

     Foreign corporations not engaged in a trade or business in the United States are nonetheless subject to U.S. income tax imposed by withholding on certain "fixed or determinable annual or periodic gains, profits and income" derived from sources within the United States (such as dividends and certain interest on investments).

     The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. The rates of tax applicable to premiums paid to Montpelier Re are 4% for casualty insurance premiums and 1% for reinsurance premiums.

     Personal Holding Companies. Based on the representations made by the management of the Company regarding the nature of the ownership of the common stock of the Company and Montpelier Re (including the representation that, based on the information available to the Company, five or fewer individuals (without

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regard to their citizenship or residency) do not own and are not deemed to own
(after applying the relevant constructive ownership rules) more than 50% of the stock (by value) of the Company or Montpelier Re), Cahill Gordon & Reindel is of the opinion that neither the Company nor any subsidiary is a PHC for U.S. federal income tax purposes. A non-U.S. corporation generally will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if at some time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and at least 60% of the corporation's gross income, as determined for U.S. federal income tax purposes, for such taxable year consists of "PHC income." For purposes of the 50% test, all of the common shares owned by an investment partnership will be attributed to each of its partners, if any, who are individuals. Additionally, certain entities (such as tax-exempt organizations and pension funds) will be treated as individuals. The PHC rules contain an exception for non-U.S. corporations that are classified as Foreign Personal Holding Companies (as discussed below).

     If the Company or any subsidiary were a PHC in a given taxable year, such corporation would be subject to PHC tax (at the highest marginal rate on ordinary income applicable to individuals) on the "undistributed PHC income" (which, in the case of a non-U.S. corporation, would exclude PHC income that is from non-U.S. sources, except to the extent that such income is effectively connected with a trade or business in the U.S.). Thus, the PHC income of the Company and its non-US subsidiaries (including Montpelier Re) would not include underwriting income or investment income derived from non-U.S. sources and should not include dividends received by the Company from its non-U.S. subsidiaries (as long as such non-U.S. subsidiaries are not engaged in a trade or business in the U.S.).

     There can be no assurance that the Company and its subsidiaries will not become PHCs immediately following the offering or in the future because of factors including legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of the Company's shareholder base and other circumstances that could change the application of the PHC rules to the Company and its subsidiaries. In addition, if the Company or any of its subsidiaries were to become PHCs there can be no assurance that the amount of PHC income will be immaterial.

TAXATION OF SHAREHOLDERS

  BERMUDA TAXATION

     Currently, there is no Bermuda withholding tax on dividends paid by the Company.

  UNITED STATES TAXATION

     The following summary sets forth the material United States federal income tax considerations related to the purchase, ownership and disposition of common shares. Unless otherwise stated, this summary deals only with shareholders that are United States Persons (as defined below) who purchase their common shares in this offering and who hold their common shares as capital assets. The following discussion is only a discussion of the material United States federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder's specific circumstances. In addition, the following summary does not describe the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers in securities or traders that adopt a mark-to-market method of tax accounting, tax exempt organizations, expatriates, persons who are considered with respect to us or Montpelier Re "United States shareholders" for purposes of the controlled foreign corporation ("CFC") rules of the Code (generally, a United States Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of our stock or the stock of Montpelier Re entitled to vote), or persons who hold the common shares as part of a hedging or conversion transaction or as part of a short-sale or straddle, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the Treasury regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as

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currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the United States, or of any foreign government, that may be applicable to the common shares or the shareholders. Persons considering making an investment in the common shares should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction prior to making such investment.

     If a partnership holds the common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common shares, you should consult your tax advisor.

     For purposes of this discussion, the term "United States Person" means a person that is, for U.S. federal income tax purposes:

          (i) a citizen or resident of the United States,

          (ii) a corporation or entity treated as a corporation created or organized in or under the laws of the United States, or any political subdivision thereof,

          (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or

          (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a United States Person for U.S. federal income tax purposes or any other person or entity that is trusted for U.S. federal income tax purposes as if it were one of the foregoing.

     Taxation of Dividends. Subject to the discussions below relating to the potential application of the RPII and PFIC rules, cash distributions, if any, made with respect to the common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company (as computed using U.S. tax principles). To the extent such distributions exceed the Company's earnings and profits, they will be treated first as a return of the shareholder's basis in the common shares to the extent thereof, and then as gain from the sale of a capital asset.

     Sale, Exchange or Other Disposition. Subject to the discussions below relating to the potential application of the RPII, PFIC and foreign personal holding company ("FPHC") rules, holders of common shares generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of common shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets.

     The RPII Provisions. The following discussion generally is applicable only if the Related Person Insurance Income ("RPII") of Montpelier Re, determined on a gross basis, is 20% or more of Montpelier Re's gross insurance income for the taxable year. The following discussion generally would not apply for any fiscal year in which Montpelier Re's RPII falls below the 20% threshold. While there can be no assurance, the Company believes that Montpelier Re's gross RPII as a percentage of gross insurance income will be below the 20% threshold for the foreseeable future.

     RPII Companies. RPII is any "insurance income" (as defined in the Code) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "United States shareholder" or a "related person" to such a shareholder. Generally, the term "related person" for this purpose means someone who controls or is controlled by the United States shareholder or someone who is controlled by the same person or persons which control the U.S. shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A corporation's pension plan is ordinarily not a "related person" with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more

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than 50% measured by vote or value, of the stock of the corporation. For purposes of inclusion of Montpelier Re's RPII in the income of United States shareholders, unless an exception applies, the term "United States shareholder" includes any United States Persons who beneficially own any amount (rather than stock possessing 10% or more of the total combined voting power) of Montpelier Re's stock, and Montpelier Re will be treated as a CFC if such persons are treated as owning 25% or more of the stock of Montpelier Re by vote or value.

     RPII Exceptions. The special RPII rules do not apply if (A) direct and indirect insureds and persons related to such insureds, whether or not United States Persons, are treated as owning less than 20% of the voting power and less than 20% of the value of the stock of Montpelier Re, (B) RPII, determined on a gross basis, is less than 20% of Montpelier Re's gross insurance income for the taxable year, (C) Montpelier Re elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business, or (D) Montpelier Re elects to be treated as a U.S. corporation. Where none of these exceptions applies, each United States Persons owning or treated as owning any stock in the Company (and therefore, indirectly, in Montpelier Re) on the last day of the Company's fiscal year will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII for the portion of the taxable year during which Montpelier Re was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to such United States Persons at that date, but limited by each such United States Person's share of Montpelier Re's current-year earnings as reduced profits by the United States Person's share, if any, of certain prior-year deficits in earnings and profits.

     Computation of RPII. In order to determine how much RPII the Company has earned in each fiscal year, the Company may obtain and rely upon information from its insureds to determine whether any of the insureds or persons related to such insureds own shares of the Company and are U.S. Persons. For any year in which Montpelier Re's gross RPII is 20% or more of Montpelier Re's gross insurance income for the year, the Company may also seek information from its shareholders as to whether beneficial owners of common shares at the end of the year are United States Persons so that the RPII may be determined and apportioned among such persons; to the extent the Company is unable to determine whether a beneficial owner of shares is a United States Person, the Company may assume that such owner is not a United States Person, thereby increasing the per share RPII amount for all known United States shareholders.

     If, as believed, RPII is less than 20% of gross insurance income, United States shareholders will not be required to include RPII in their taxable income. The amount of RPII includable in the income of a United States shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

     Apportionment of RPII to U.S. Shareholders. Every United States Person who owns common shares on the last day of any fiscal year of the Company in which Montpelier Re's gross insurance income constituting RPII for that year equals or exceeds 20% of Montpelier Re's gross insurance income should expect that for such year it will be required to include in gross income its share of Montpelier Re's RPII for the portion of the taxable year during which Montpelier Re was a CFC under the RPII provisions, whether or not distributed, even though it may not have owned the shares throughout such period. A United States Person who owns common shares during such fiscal year but not on the last day of the fiscal year is not required to include in gross income any part of Montpelier Re's RPII.

     Basis Adjustments. A United States shareholder's tax basis in its common shares will be increased by the amount of any RPII that the shareholder includes in income. The shareholder may exclude from income the amount of any distributions by the Company to the extent of the RPII included in income for the year in which the distribution was paid or for any prior year. The United States shareholder's tax basis in its common shares will be reduced by the amount of such distributions that are excluded from income.

     Dispositions of Common Shares. The Code provides that any gain from the sale or exchange of shares of a foreign corporation that earns any RPII and that would be treated as an insurance company if it were a U.S. corporation may be treated as ordinary income to the extent of a United States shareholder's share of the corporation's earnings and profits during the period that the shareholder held the shares (with certain adjustments) and while such entity was a CFC. A United States shareholder may in certain circumstances be
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

required to report a disposition of shares of such a CFC by attaching IRS Form 5471 to the U.S. income tax or information return that it would normally file for the taxable year in which the disposition occurs. Existing Treasury Department regulations do not address whether these rules would apply when the foreign corporation (such as the Company) is not a CFC but the foreign corporation has a subsidiary (such as Montpelier Re) that is a CFC or that would be taxed as an insurance company if it were a domestic corporation.

     The Company believes that these rules will not apply to dispositions of common shares because the Company will not have any 10% voting shareholders as a result of the offering of common shares and the Company will not be directly engaged in the insurance business, and that the proposed regulations issued by the U.S. Treasury Department should be interpreted in this manner. There can be no assurance, however, that the IRS will interpret the proposed regulations in this manner or that the Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of common shares.

     The Company will notify shareholders if the IRS or Treasury Department take such action. Thereafter, the Company will send a notice after the end of each calendar year to all persons who were shareholders during the year notifying them that these rules will apply to dispositions of common shares. The Company will attach to this notice a copy of Form 5471 completed with all Company information and instructions for completing the shareholder information.

     Uncertainty as to Application of RPII. The RPII provisions of the Code have never been interpreted by the courts or the U.S. Treasury Department. Regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. The description of RPII herein is therefore qualified. Accordingly, the meaning of the RPII provisions and the application thereof to the Company and Montpelier Re is uncertain. These provisions include the grant of authority to the U.S. Treasury Department to prescribe "such regulations as may be necessary to carry out the purpose of this subsection including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise." In addition, there can be no assurance that the amounts of the RPII inclusions will not be subject to adjustment based upon subsequent IRS examination. Each United States Person who is considering an investment in common shares should consult his tax advisor as to the effects of these uncertainties.

     Passive Foreign Investment Companies. Based on representations made by the management of the Company regarding the nature and composition of the income, assets and business of the Company and Montpelier Re, Cahill Gordon & Reindel is of the opinion that the Company is not a "passive foreign investment company" or, PFIC, for U.S. federal income tax purposes. The PFIC statutory provisions contain special rules for corporations engaged in the "active conduct of an insurance business"; however, there are no regulations interpreting the application of the PFIC rules to an insurance company and there is no explicit guidance on the application of these provisions to the Company's situation. Regulations interpreting these rules may be forthcoming and could have a negative impact on a United States Person who holds common shares. Because of the uncertainty in the proper application of these rules and because PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a United States Person held common shares, certain adverse consequences could apply, including a material increase in the amount of tax that the United States Person would owe, an imposition of tax earlier than it would otherwise be imposed and additional tax form filing requirements. Each United States Person who is considering an investment in common shares should consult his tax advisor as to the effects of these rules.

     Foreign Personal Holding Companies. Based on the representations made by the management of the Company regarding the nature of the ownership of the stock of the Company and Montpelier Re (including the representation that, based on the information available to the Company, five or fewer individuals who are U.S. citizens or residents do not own and are not deemed to own (after applying the relevant constructive

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ownership rules) more than 50% of all classes of stock (by voting power or value) of the Company or Montpelier Re), Cahill Gordon & Reindel is of the opinion that neither the Company nor any of its subsidiaries is a FPHC. A non-U.S. corporation will not be classified as a FPHC for U.S. federal income tax purposes unless, at some time during the taxable year at issue, five or fewer individuals who are U.S. citizens or residents own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of all classes of the corporation's stock measured by voting power or value. For purposes of this test, all of the common shares owned by an investment partnership will be attributed to each of its partners, if any, who are individuals. Depending on the Company's shareholder base, the Company and its subsidiaries could satisfy the FPHC ownership test immediately following the offering or in the future. If the Company or any of its subsidiaries were to become FPHCs, a portion of the "undistributed foreign personal holding company income" (as defined for U.S. federal income tax purposes) of each such FPHC would be imputed to all of the Company's shareholders who are United States Persons. Such income would be taxable as a dividend, even if no cash dividend were actually paid. In such event, subsequent cash distributions will first be treated as a tax-free return of any previously taxed and undistributed amounts. In addition, in such case, upon the death of any U.S. individual owning common shares, such individual's heirs or estate would not be entitled to a "step-up" in the basis of the common shares which might otherwise be available under U.S. federal income tax laws. There can be no assurance that the Company and each of its subsidiaries will not become FPHCs because of factors including legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of the Company's shareholder base and other circumstances that could change the application of the FPHC rules to the Company and its subsidiaries.

     Information Reporting and Backup Withholding. Information returns may be filed with the IRS in connection with distributions on the common shares and the proceeds from a sale or other disposition of the common shares unless the holder of the common shares establishes an exemption from the information reporting rules. A holder of common shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a United States Person will be allowed as a credit against the United States Person's U.S. federal income tax liability and may entitle the United States Person to a refund, provided that the required information is furnished to the IRS.

  OTHER TAX LAWS

     Shareholders should consult their own tax advisors with respect to the applicability to them of the tax laws of other jurisdictions.

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                          DESCRIPTION OF SHARE CAPITAL

GENERAL

     Upon the completion of this offering, our authorized share capital will consist of 1,200,000,000 common shares, at a 1/6 cent par value per share, of which 61,964,000 common shares will be issued and outstanding following the offering (63,392,600 common shares if the underwriters exercise their over-allotment option in full). Under certain circumstances, we have the right to purchase all or a portion of our common shares held by shareholders. See
"-- Acquisition of Common Shares by the Company" below. When issued and paid for, all of the common shares sold pursuant to this offering will be fully paid and nonassessable. As of September 20, 2002, there were approximately 83 holders of record of our common shares. The following summary of our share capital is qualified in its entirety by reference to our memorandum of association and bye-laws, the shareholders agreement and the warrants.

     Holders of our common shares have no preemptive, redemption, conversion or sinking fund rights. In the event of our liquidation, dissolution or winding-up, the holders of our common shares are entitled to share equally and ratably in our assets, if any remain after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares.

VOTING RIGHTS

     In general, and except as provided below, shareholders have one vote for each common share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. If, and so long as, the "controlled shares" (as defined below) of any person would otherwise represent more than 9.5% of the voting power of all of the shares entitled to vote generally at an election of directors, then the votes conferred by the controlled shares owned by such person shall be reduced by whatever amount is necessary so that after any such reduction the votes conferred by the controlled shares of such person shall constitute 9.5% of the total voting power of all the shares entitled to vote generally at any election of directors as set forth in our bye-laws. In addition, our board may adjust a shareholder's voting rights to the extent that the board reasonably determines in good faith that it is necessary to do so to avoid adverse tax consequences or materially adverse legal or regulatory treatment to us or any subsidiary. "Controlled shares" shall include, among other things, all common shares that a person is deemed to beneficially own directly, indirectly or constructively (within the meaning of Section 958 of the Internal Revenue Code).

     Pursuant to our bye-laws, our shareholders have certain rights with respect to the election and removal of directors of Montpelier Re. See
"-- Bye-laws -- Shareholder Action."

     We are authorized to require any shareholder to provide information as to that shareholder's beneficial share ownership, the names of persons having beneficial ownership of the shareholder's shares, relationships with other shareholders or any other facts the directors may deem relevant to a determination of the number of common shares attributable to any person. We may, in our reasonable discretion, disregard the votes attached to shares of any holder failing to respond to such a request or submitting incomplete or inaccurate information.

RESTRICTIONS ON TRANSFER OF COMMON SHARES OR WARRANTS

     Although our board of directors may decline to register certain transfers of shares, pursuant to our bye-laws, our board is required to register any transfer settled on a stock exchange or automated quotation system on which shares are listed or traded from time to time. Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which the shares are listed or traded from time to time, our board may generally require any shareholder or any person proposing to acquire our shares or warrants to provide the information required under our bye-laws. If any such shareholder or proposed acquiror does not provide such information, or if the board has reason to believe that any certification or other information provided pursuant to any such request is inaccurate or incomplete, the board may decline to register any transfer or to effect any issuance or purchase of shares or warrants to which such request is related. Although these restrictions on transfer will not interfere with the

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settlement of trades on the New York Stock Exchange, we may decline to register transfers in accordance with our bye-laws and board resolutions after a settlement has taken place.

     The restrictions on transfer and voting restrictions described above may have the effect of delaying, deferring or preventing a change in control of our company.

ACQUISITION OF COMMON SHARES BY THE COMPANY

     Under our bye-laws and subject to Bermuda law, we have the option, but not the obligation, to require a shareholder to sell to us at fair market value the minimum number of common shares which is necessary to avoid or cure any adverse tax consequences or materially adverse regulatory or legal treatment to us, our subsidiaries or our shareholders if we reasonably determine, in good faith, that failure to exercise our option would result in such adverse consequences or treatment.

ISSUANCE OF SHARES

     Subject to our bye-laws and Bermuda law, our board has the power to issue any of our shares as it determines, including the issuance of any shares or class of shares with preferred, deferred or other special rights. Subject to certain exceptions in the shareholders agreement, we will not issue additional equity securities or securities exercisable for or convertible or exchangeable into equity securities without the approval of a majority of the votes conferred by the issued and outstanding common shares entitled to vote (after taking into account any voting reduction as set forth in our bye-laws). We may issue additional securities without such approval in certain circumstances, including any issuance by us pursuant to an underwritten public offering having a proposed aggregate offering price of at least $75 million.

SHAREHOLDERS AGREEMENT

     We entered into a shareholders agreement with all of our existing shareholders at the time of their original investment. Except for specific provisions described below which survive termination, the shareholders agreement will generally terminate upon the earliest of (i) this initial public offering,
(ii) consent among us and the shareholders, (iii) an exchange of a third party's securities for all of our common shares, (iv) our liquidation or dissolution or
(v) December 12, 2011.

     The shareholders agreement, together with the bye-laws, define the rights and obligations of existing shareholders party to the shareholders agreement with respect to the transfer of common shares, our corporate governance and related matters. The shareholders agreement may be amended only with our consent and the consent of the holders of at least a majority (or higher in certain circumstances) of the common shares held by shareholders party to the shareholders agreement. Amendments which adversely affect the rights, obligations or tax treatment of any shareholder shall in general not be effective unless: (i) signed by shareholders holding at least 75% of the common shares then held by shareholders party to the shareholders agreement; (ii) all similarly situated shareholders are proportionately adversely affected; and
(iii) the amendment is approved by at least 75% of the adversely affected shareholders.

     Pursuant to the terms of our shareholders agreement, if any existing shareholder (or group of existing shareholders) proposes to sell 20% or more of our outstanding shares within the first 18 months following the date of this prospectus, then the other shareholders will have the right to participate proportionately in such sale.

     At any time after the date of this prospectus, existing shareholders who are party to the shareholders agreement who hold 15% of the issued and outstanding shares entitled to vote (or 20% after the first such request), will have the right to request registration for a public offering of common shares. We will use our best efforts to cause the prompt registration of common shares, but will not be required to file a registration statement if the proposed offering is not an appropriate size, if the managing underwriter determines that a registration would be adverse to another proposed offering for a period of time, if we hold material non-public information that our board determines we should not disclose (for a period of time) or if we have filed a registration statement within a period of time before the proposed registration. If the number of common

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shares to be sold in the offering is limited by the managing underwriter, then the number of shares requested to be registered will be allocated, pro rata, among the requesting shareholders.

     In addition, from December 12, 2002 until December 12, 2011, if we propose to register any of our common shares or any options, warrants or other rights to acquire, or securities convertible into or exchangeable for, our common shares under the Securities Act (other than shares to be issued pursuant to an employee benefits plan or in connection with a merger, acquisition or similar transaction), we will offer shareholders who are party to the shareholders agreement the opportunity, subject to certain conditions, to include their common shares in such registration statement.

     The shareholders agreement provides that neither we, nor the existing shareholders party to the shareholders agreement, will offer, sell, or otherwise dispose of any common shares or other securities convertible or exchangeable for common shares for a specified period of time, not to exceed 180 days after the date of this prospectus or, in the case of all other offerings, 90 days following the effective date of the corresponding registration statement.

BYE-LAWS

     The following provisions are a summary of some of the other important provisions of our bye-laws.

     Our Board and Corporate Action. Our bye-laws provide that the board shall consist of 5 directors, or such larger number agreed by the shareholders, divided into three approximately equal classes. Currently, the board has four Class A directors with an initial 2 year term, four Class B directors with an initial 3 year term and four Class C directors with an initial 4 year term. After the initial respective terms of these directors, the term of each class of directors shall be 3 years. Shareholders may only remove a director for specified reasons under our bye-laws, including willful misconduct, fraud or other criminal conduct, prior to the expiration of such director's term. The reappointment of a director requires the affirmative vote of shareholders holding at least a majority of the total combined voting power of all of our issued and outstanding shares at a meeting of shareholders. A special meeting of shareholders may be convened by the President, the Chairman, any two directors, any director and the Secretary, or the board. Our bye-laws also provide that the board shall convene a special general meeting at the requisition of shareholders holding at the date of the deposit of the requisition not less than 10% of the total combined voting power of all of our issued and outstanding shares carrying the right to vote at our general meetings.

     Generally, the affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be required to authorize corporate action provided that no director participates in the meeting from within the United States or the United Kingdom. Corporate action may also be taken by a unanimous written resolution of the board without a meeting, provided that the last director to sign the written resolution does so outside of the U.S. and U.K. A quorum shall be a majority of the directors in office from time to time, provided that in no event shall it be less than 3 directors.

     Shareholder Action. At any general meeting, two or more persons present in person and representing more than 50% of the total combined voting power of all of our issued and outstanding shares throughout the meeting shall constitute a quorum for the transaction of business. In general, any action that we may take by resolution in a general meeting may, without a meeting, be taken by a resolution in writing signed by all of the shareholders entitled to attend such meeting and vote on the resolution. In general, any question proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the bye-laws.

     The Company's bye-laws provide that the Board of Directors of Montpelier Re shall consist of persons who first have been elected as designated directors by a resolution in general meeting of the shareholders of the Company. The Board of Directors of the Company must then vote all shares of Montpelier Re owned by the Company to elect such designated directors as Montpelier Re directors. The bye-law provisions with respect to the removal of directors of Montpelier Re operate similarly. The bye-laws of Montpelier Re provide that the only persons eligible to be elected as Montpelier Re's directors are those persons who first have been elected by the shareholders of the Company as designated directors in accordance with the Company's bye-laws (including any limitation on voting rights).

     Amendment. The bye-laws may only be amended by a resolution adopted by the board and by resolution of the shareholders.

WARRANTS

     The following table shows the number of warrants to purchase common shares currently outstanding:

                                    WARRANTS TO    PERCENTAGE OF
                                      ACQUIRE         COMMON       EXERCISE
WARRANT HOLDER                     COMMON SHARES     SHARES(1)     PRICE(2)     EXPIRATION
--------------                     -------------   -------------   --------   ---------------
White Mountains Insurance Group,
  Ltd............................   4,781,571.7         8.0%        $16.67    January 3, 2012
Benfield Group plc...............   2,390,785.8         4.0          16.67    January 3, 2012
Banc of America Securities LLC...     146,802.6         0.2          16.67    January 3, 2007
                                    -----------        ----
  Total..........................   7,319,160.1        12.2%

---------------

(1) Percentages are based upon current outstanding shares of 52,440,000 plus the 7,319,160.1 common shares issuable upon exercise of outstanding warrants. If the warrants were immediately exercised for cash, White Mountains and its subsidiaries, Benfield and Banc of America Securities LLC would own 26.1%, 6.5% and 2.8%, respectively (22.5%, 5.6% and 2.4%, respectively, following the offering, assuming the over-allotment option is not exercised and the warrant holders make no additional purchases), of our common shares, assuming the exercise of all outstanding warrants.

(2) Exercise price is equal to the price per share paid by investors in our initial private placement, adjusted to reflect the share split.

     The warrant holders may exercise their warrants in whole or in part and, subject to Bermuda law, they may be settled using either the physical settlement or net-share settlement methods. White Mountains and Benfield have the option to exercise their warrants on a cashless basis, in which case the warrant holder will receive a reduced number of common shares. The exercise price and number of such shares for each warrant will be subject to adjustment in respect of events that may have a dilutive effect on their underlying share ownership interest. In certain of these events, the warrant holders will receive the right to receive the full intrinsic time value of the warrants instead of the assets acquirable and receivable upon exercise. In the event we pay cash or stock dividends or other distributions to our shareholders, the warrant holders will also be entitled to such dividends or distributions. The shareholders agreement contains registration rights for warrant holders similar to those applicable to holders of our common shares, as set forth in the shareholders agreement. Each warrant holder has a right of first refusal to any transfer of any other warrants, after which we, and then the signatories to the shareholders agreement, will have such right of first refusal on any remaining portion proposed to be sold.

DIFFERENCES IN CORPORATE LAW

     The Companies Act, which applies to us, differs in certain material respects from laws generally applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Act (including modifications adopted pursuant to our bye-laws) applicable to us which differ in certain respects from provisions of the State of Delaware corporate law. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and our shareholders.

     Duties of Directors. Under Bermuda law, at common law, members of a board of directors owe a fiduciary due to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

     - a duty to act in good faith in the best interests of the company;

     - a duty not to make a personal profit from opportunities that arise from the office of director;

     - a duty to avoid conflicts of interest; and

     - a duty to exercise powers for the purpose for which such powers were intended.

     The Companies Act 1981 imposes a duty on directors and officers of a Bermuda company:

     - to act honestly and in good faith with a view to the best interests of the company; and

     - to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

     In addition, the Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of the company.

     The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers. Our bye-laws, however, provide that shareholders waive all claims or rights of action that they might have, individually or in our right, against any of our directors or officers for any act or failure to act in the performance of such director's or officer's duties, except with respect to any fraud or dishonesty of such director or officer.

     Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

     The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

     A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the "business judgment rule." If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors' conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

     Interested Directors. Bermuda law and our bye-laws provide that any transaction entered into by us in which a director has an interest is not voidable by us nor can such director be liable to us for any profit realized pursuant to such transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. Under Delaware law, such transaction would not be voidable if (1) the material facts as to such interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (2) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

     Voting Rights and Quorum Requirements. Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Our bye-laws specify that (except where there is only one shareholder), two or more persons, present in person and representing in person or by proxy a majority of the total combined voting power of all the issued and outstanding shares of the Company are required to form a quorum for the transaction of business. Generally, any action or resolution requiring approval of the shareholders may be passed by a simple majority (subject to the limitation on voting rights described below).

     Any individual who is a shareholder of the Company and who is present at a meeting may vote in person, as may any corporate shareholder which is present by a duly authorized representative. Our bye-laws also permit votes by proxy, provided the instrument appointing the proxy, together with evidence of its due execution, is satisfactory to our board of directors.

     Under our bye-laws, each of our shareholders is normally entitled to one vote per common share held by such shareholder. However, if, and so long as, the controlled shares of any person constitute more than 9.5% of the voting power of the issued shares, the voting rights with respect to the controlled shares owned by such person will be limited, in the aggregate, to a voting power of 9.5%, pursuant to a formula specified in the bye-laws. The votes that could be cast by such person but for these restrictions will be allocated to the other holders of shares, pro rata based on the number of shares held by such shareholders, subject only to the further limitation that no shareholder allocated any such voting rights may exceed the 9.5% limitation as a result of such allocation.

     Under Delaware law, unless otherwise provided in the company's certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Delaware law provides that a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

     Dividends. Bermuda law does not permit payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that the company, after the payment is made, would be unable to pay its liabilities as they become due, or the realizable value of the company's assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example to pay unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation. In addition, our ability to pay dividends is subject to Bermuda insurance laws and regulatory constraints. See "Dividend Policy."

     Under Delaware law, subject to any restrictions contained in the company's certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

     Mergers and Similar Arrangements. We may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda when such business purpose is within our objects as set forth in our Memorandum of Association. We may, with the approval of a majority of votes cast at a general meeting of our shareholders at which a quorum is present, amalgamate with another Bermuda company or with a body incorporated outside Bermuda. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of such shareholder's shares if such shareholder is not satisfied that fair value has been paid for such shares. The court ordinarily would not disapprove the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the transaction.

     Takeovers. Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its direction to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital stock. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

     Shareholders' Suits. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our Memorandum of Association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in our right, against any of our directors or officers for any act or failure to act in the performance of such director's or officer's duties, except with respect to any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

     Indemnification of Directors. We may indemnify our directors, officers or any other person appointed to a board committee in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any action, damages or expenses brought against or incurred by such person in or about the execution of such person's duty or supposed duty, or in such person's respective office, other than in respect of such person's own fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

     Inspection of Corporate Records. Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our Memorandum of Association (including its objects and powers) and any alteration to our Memorandum of Association and documents relating to any increase or reduction of authorized capital. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and financial statements, which must be presented to the annual general meeting of shareholders. The register of our shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. We are required to maintain our share register in Bermuda but may establish a branch register outside of Bermuda. We are required to keep at our registered office a register of its directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation's shareholder list and its other books and records for any purpose reasonably related to such person's interest as a shareholder.

     Shareholder Proposals. Under Bermuda law, the Companies Act provides that shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition is either that number of shareholders representing at least 5% of the total voting rights of all shareholders having a right to vote at the meeting to which the requisition relates or not less than 100 shareholders. Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

     Approval of Corporate Matters by Written Consent. Under Bermuda law, the Companies Act provides that shareholders may take action by written consent with 100% shareholders consent required. Delaware law permits shareholders to take action by the consent in writing by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders.

     Calling of Special Shareholders Meetings. Under Bermuda law, a special general meeting may be called by the Chairman of the board, the board of directors or by the shareholders when requisitioned by the holders of at least 10% of the paid up voting share capital of the company as provided by the Companies Act. Delaware law permits the board of directors or any person who is authorized under a corporation's certificate of incorporation or by-laws to call a special meeting of shareholders.

     Staggered Board of Directors. Under Bermuda law, the Companies Act does not contain statutory provisions specifically mandating staggered board arrangements for a Bermuda exempted company. Such provisions, however, may validly be provided for in the bye-laws governing the affairs of such a company. Delaware law permits corporations to have a staggered board of directors.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering we will have a total of 61,964,000 common shares outstanding. All of the 9,524,000 shares (10,952,600 shares if the underwriters exercise the over-allotment option in full) sold in the offering will be freely tradeable without restriction or further registration under the Securities Act by persons other than our "affiliates." Under the Securities Act, an "affiliate" of a company is a person that directly or indirectly controls, is controlled by, or is in common control with that company.

     The remaining 52,440,000 common shares outstanding will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.

     In general, under Rule 144, a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three-month period, a number of restricted securities that does not exceed the greater of 1% of the then outstanding shares of common stock and the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding each such sale, provided that at least one year has elapsed since such shares were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the one-year holding period requirement) in order to sell shares of common stock which are not restricted securities (such as shares acquired by affiliates either in the offering or through purchases in the open market following the offering). In addition, under Rule 144(k), a person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell such shares without regard to the foregoing limitations, provided that at least two years have elapsed since the shares were acquired from us or any affiliate of ours.

     Pursuant to the shareholders agreement, our initial investors have certain demand registration rights which will continue to apply to all of such shares after the offering. At any time after this offering subject to exceptions, such shareholders may request that we file a registration statement under the Securities Act covering their shares, subject to certain minimum offering size requirements. Upon receipt of any such request, we generally will be required to use our best efforts to effect such registration. We are not required to effect any registration requested by any such shareholders if we have effected two or more registration statements for such shareholders or if we have effected any registration (other than on Form S-3 or any successor form relating to secondary offerings) within six months prior to such request. We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of all such registrations.

     Pursuant to the shareholders agreement, our initial investors also have certain "piggyback" registration rights with respect to our common shares. Accordingly, if we propose to register any of our securities, either for our own account or for the account of other shareholders, with certain exceptions, we are required to notify such shareholders and to include in such registration all the common shares requested to be included by them, subject to rejection of such shares under certain circumstances by an underwriter.

     No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common shares prevailing from time to time. The sale of substantial amounts of our common shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common shares.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase, and Montpelier Re Holdings Ltd. has agreed to sell to them, the number of common shares indicated below:

NAME                                                           NUMBER OF SHARES
----                                                           ----------------
Morgan Stanley & Co. Incorporated...........................      3,133,396
Banc of America Securities LLC..............................      2,461,954
Credit Suisse First Boston Corporation......................      2,461,954
J.P. Morgan Securities Inc. ................................        895,256
Dowling & Partners Securities, LLC..........................        190,480
Fox-Pitt, Kelton Inc........................................        190,480
Janney Montgomery Scott LLC.................................        190,480
                                                                  ---------
     Total..................................................      9,524,000
                                                                  =========

     The underwriters are offering the common shares subject to their acceptance of the common shares from Montpelier Re Holdings Ltd. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such common shares are taken. However, the underwriters are not required to take or pay for the common shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the common shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.84 a common share under the public offering price. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional common shares at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional common shares as the number listed next to the underwriter's name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $219.1 million, the total underwriters' discounts and commissions would be $15.3 million and total proceeds to us, excluding estimated offering expenses, would be $203.8 million.

     Our estimated offering expenses, in addition to the underwriting discounts and commissions, are approximately $2.6 million, which includes legal, accounting and printing costs and various other fees associated with registration and listing of the common shares.

     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

     Our common shares have been approved for listing on the New York Stock Exchange under the symbol "MRH," subject to official notice of issuance. In connection with the listing of the common shares on the New York Stock Exchange, the underwriters have undertaken to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

     Each of the Company, the directors and executive officers of our Company, and certain other shareholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

     - enter in any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares;

whether any such transaction is to be settled by delivery of common shares or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

     - the sale of common shares to the underwriters;

     - the issuance by the Company of common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

     - transactions by any person other than the Company relating to common shares or other securities acquired in open market transactions after the completion of the offering of the common shares; and

     - transfers by any person other than the Company to an affiliate of such person, a family member of such person or a trust created for the benefit of such person or family member, provided that any transferee agrees to be bound by the transfer restrictions described here and subject to certain other conditions.

     In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more common shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of common shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing common shares in the open market. In determining the source of common shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of common shares compared to the price available under the over-allotment option. The underwriters may also sell common shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering or to cover any over-allotments, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common shares in the offering, if the syndicate repurchases previously distributed common shares to cover syndicate short positions or to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

RELATIONSHIPS WITH UNDERWRITERS

     From time to time certain of the underwriters have provided us, and continue to provide us, with commercial, investment banking and other financial services. See "Certain Relationships and Related Transactions -- Relationships with Strategic Investors and Underwriters." In addition, affiliates of Banc of

America Securities LLC and subsidiaries of Credit Suisse First Boston Private Equity, Inc., an affiliate of Credit Suisse First Boston Corporation, currently own 2.9% and 13.7% respectively, of the outstanding common shares of the Company. In addition, Kamil M. Salame, one of our directors, is a Director of the Private Equity Group of Credit Suisse First Boston, which includes the DLJ Merchant Banking Partners III, L.P. private equity fund, an affiliate of Credit Suisse First Boston Corporation.

PRICE OF THE OFFERING

     Prior to this offering, there has been no public market for the common shares. The initial public offering price will be determined by negotiations between the Company and the representative of the underwriters. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, premiums, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-book value ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     Certain matters as to U.S. law in connection with this offering will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York, and Cahill Gordon & Reindel, special tax counsel to the Company. The validity of the issuance of common shares under Bermuda law will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell.

                                    EXPERTS

     The audited combined financial statements of the Company and its subsidiaries as of December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers (Bermuda), independent accountants, given on the authority of that firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the common shares offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common shares, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

     Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC's web site. We intend to furnish our shareholders with annual reports containing combined financial statements audited by an independent accounting firm.

                      ENFORCEABILITY OF CIVIL LIABILITIES
         UNDER UNITED STATES FEDERAL SECURITIES LAWS AND OTHER MATTERS

     We are organized under the laws of Bermuda. In addition, some of our directors and officers reside outside the United States, and all or a substantial portion of their assets and our assets are or may be located in jurisdictions outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon our non-U.S. directors and officers or to recover against our company, or our non-U.S. directors and officers on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. However, we may be served with process in the United States with respect to actions against us arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of common shares made hereby by serving CT Corporation System, 111 Eighth Avenue, New York, New York 10011, our U.S. agent irrevocably appointed for that purpose.

     We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, who reside outside the United States predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. We have also been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction's public policy.

                             ---------------------

     We have obtained consent for the issue and transfer of the common shares to and between non-residents of Bermuda for exchange control purposes from the BMA as required by the Exchange Control Act 1972 of Bermuda and related regulations, subject to the condition that the common shares shall be listed on the Nasdaq National Market System or any other appointed stock exchange, such as the New York Stock Exchange. In addition, we will deliver a copy of this prospectus to the Registrar of Companies in Bermuda for filing pursuant to the Companies Act. However, the BMA and Registrar of Companies in Bermuda accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Independent Accountants...........................    F-2
Combined Balance Sheet as at December 31, 2001..............    F-3
Combined Statement of Operations and Comprehensive Income
  for the period from
  November 14, 2001 to December 31, 2001....................    F-4
Combined Statement of Shareholders' Equity for the period
  from November 14, 2001
  to December 31, 2001......................................    F-5
Combined Statement of Cash Flows for the period from
  November 14, 2001 to
  December 31, 2001.........................................    F-6
Notes to Combined Financial Statements as at December 31,
  2001......................................................    F-7
Unaudited Financial Statements as at June 30, 2002 and for
  the six months then ended
  Combined Balance Sheets as of December 31, 2001 and June
     30, 2002...............................................   F-18
  Combined Statement of Operations and Comprehensive
     Income.................................................   F-19
  Combined Statement of Shareholders' Equity................   F-20
  Combined Statement of Cash Flows..........................   F-21
  Notes to Combined Financial Statements....................   F-22

                       REPORT OF INDEPENDENT ACCOUNTANTS

February 12, 2002, except for Note 15, which is as of September 20, 2002

To the Board of Directors and Shareholders of Montpelier Re Holdings Ltd.

     In our opinion, the combined balance sheet and the related combined statements of operations and comprehensive income, shareholders' equity and cash flows included on pages F-3 to F-17 of the Montpelier Re Holdings Ltd. Registration Statement on Form S-1, present fairly, in all material respects, the financial position of Montpelier Re Holdings Ltd. and its subsidiaries at December 31, 2001, and the results of their operations and their cash flows for the period from November 14, 2001 (date of incorporation) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These combined financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit of these combined financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
Chartered Accountants

------------------------------------------------------

MAILING ADDRESS:  PO BOX HM 1171, Hamilton, Bermuda HM EX

A list of partners can be obtained from the above address

                          MONTPELIER RE HOLDINGS LTD.

                             COMBINED BALANCE SHEET

                                                                   DECEMBER 31, 2001
                                                               -------------------------
                                                                (EXPRESSED IN THOUSANDS
                                                               OF UNITED STATES DOLLARS)
ASSETS
  Fixed maturities, at fair value (amortized cost:
     $638,525)..............................................          $  640,403
  Cash and cash equivalents, at fair value..................             350,606
  Accrued investment income.................................               1,699
  Premium receivable........................................                 133
  Deferred acquisition costs................................                  16
  Deferred financing costs..................................               2,005
  Common voting shares subscriptions receivable.............              26,000
  Other assets..............................................                 936
                                                                      ----------
     Total assets...........................................          $1,021,798
                                                                      ==========
LIABILITIES
  Loss and loss adjustment expense reserves.................                  --
  Unearned premium..........................................                 142
  Amount due to affiliates..................................                 574
  Accounts payable, accrued expenses and other
     liabilities............................................              10,429
  Long-term debt............................................             150,000
                                                                      ----------
     Total liabilities......................................          $  161,145
                                                                      ==========
SHAREHOLDERS' EQUITY
  Common voting shares ( 1/6 cent par value; 1,200,000,000
     shares authorized; 52,440,000 shares issued and
     outstanding)...........................................                  87
  Additional paid-in capital................................             920,306
  Accumulated other comprehensive income....................               1,878
  Accumulated deficit.......................................             (61,618)
                                                                      ----------
     Total shareholders' equity.............................             860,653
                                                                      ----------
     Total liabilities and shareholders' equity.............          $1,021,798
                                                                      ==========

       The accompanying Notes to the Combined Financial Statements are an integral part of the Combined Financial Statements.

                          MONTPELIER RE HOLDINGS LTD.

           COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                      PERIOD FROM
                                                                 NOVEMBER 14, 2001 TO
                                                                   DECEMBER 31, 2001
                                                               -------------------------
                                                                (EXPRESSED IN THOUSANDS
                                                               OF UNITED STATES DOLLARS,
                                                                 EXCEPT SHARE AMOUNTS)
REVENUES
  Gross premiums written....................................          $      150
  Reinsurance premiums ceded................................                  --
                                                                      ----------
  Net premiums written......................................                 150
  Change in unearned premiums...............................                (142)
                                                                      ----------
  Net premiums earned.......................................                   8
  Net investment income.....................................               1,139
                                                                      ----------
  Total revenues............................................               1,147
                                                                      ----------
EXPENSES
  Loss and loss adjustment expenses.........................                  --
  Acquisition costs.........................................                   1
  General and administrative expenses.......................               1,061
  Interest on long-term loan................................                 236
  Incorporation expenses....................................                 146
  Fair value of warrants issued.............................              61,321
                                                                      ----------
  Total expenses............................................              62,765
                                                                      ----------
NET INCOME (LOSS)...........................................          $  (61,618)
                                                                      ==========
COMPREHENSIVE INCOME (LOSS)
  Net income (loss).........................................          $  (61,618)
  Net unrealized gains (losses) on investments..............               1,878
                                                                      ----------
  Comprehensive income (loss)...............................          $  (59,740)
                                                                      ==========
PER SHARE DATA
  Weighted average number of common and common equivalent
     shares outstanding:
     Basic..................................................          52,440,000
     Diluted................................................          52,440,000
  Basic earnings (loss) per share...........................          $    (1.18)
                                                                      ==========
  Diluted earnings (loss) per share.........................          $    (1.18)
                                                                      ==========

       The accompanying Notes to the Combined Financial Statements are an integral part of the Combined Financial Statements.

                          MONTPELIER RE HOLDINGS LTD.

                   COMBINED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                     PERIOD FROM
                                                                NOVEMBER 14, 2001 TO
                                                                  DECEMBER 31, 2001
                                                              -------------------------
                                                               (EXPRESSED IN THOUSANDS
                                                              OF UNITED STATES DOLLARS)
Common shares
  Balance -- beginning of period............................          $     --
  Issue of common shares....................................                87
                                                                      --------
     Balance -- end of period...............................                87
                                                                      --------
Additional paid-in-capital
  Balance -- beginning of period............................                --
  Issue of common shares....................................           873,912
  Direct equity offering expenses...........................           (14,927)
  Fair value of warrants qualifying as equity...............            61,321
                                                                      --------
     Balance -- end of period...............................           920,306
                                                                      --------
Accumulated other comprehensive income
  Balance -- beginning of period............................                --
  Net unrealized gains (losses) on investments..............             1,878
                                                                      --------
     Balance -- end of period...............................             1,878
                                                                      --------
Accumulated deficit
  Balance -- beginning of period............................                --
  Net income (loss).........................................           (61,618)
                                                                      --------
     Balance -- end of period...............................           (61,618)
                                                                      --------
     Total shareholders' equity.............................          $860,653
                                                                      ========

       The accompanying Notes to the Combined Financial Statements are an integral part of the Combined Financial Statements.

                          MONTPELIER RE HOLDINGS LTD.

                        COMBINED STATEMENT OF CASH FLOWS

                                                                     PERIOD FROM
                                                                NOVEMBER 14, 2001 TO
                                                                  DECEMBER 31, 2001
                                                              -------------------------
                                                               (EXPRESSED IN THOUSANDS
                                                              OF UNITED STATES DOLLARS)
Cash flows from operating activities
  Net income (loss).........................................          $(61,618)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Amortization of premium/discount on fixed maturities...               (27)
     Fair value of warrants issued..........................            61,321
  Change in:
     Investment income due and accrued......................            (1,699)
     Premium receivable.....................................              (133)
     Deferred financing expenses............................            (2,005)
     Deferred acquisition costs.............................               (16)
     Other assets...........................................              (936)
     Interest accrued on long-term debt.....................               236
     Amount due to affiliated companies.....................               324
     Unearned premium.......................................               142
     Accounts payable, accrued expenses and other
      liabilities...........................................               497
                                                                      --------
  Net cash used in operating activities.....................            (3,914)
                                                                      --------
Cash flows from investing activities
  Purchases of fixed maturities.............................          (638,498)
                                                                      --------
  Cash used in investing activities.........................          (638,498)
                                                                      --------
Cash flows from financing activities
  Issue of common shares....................................           848,250
  Direct equity offering expenses...........................            (5,232)
  Long-term debt............................................           150,000
                                                                      --------
Cash provided by financing activities.......................           993,018
                                                                      --------
  Increase in cash and cash equivalents.....................           350,606
  Cash and cash equivalents -- Beginning of period..........                --
                                                                      --------
  Cash and cash equivalents -- End of period................          $350,606
                                                                      ========
Supplemental cash flow information
  Interest paid on long-term debt...........................                --

       The accompanying Notes to the Combined Financial Statements are an integral part of the Combined Financial Statements.

                          MONTPELIER RE HOLDINGS LTD.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2001
  (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

1.  GENERAL

     Montpelier Re Holdings Ltd. (the "Company") was incorporated under the laws of Bermuda on November 14, 2001. The Company's principal operating subsidiary is Montpelier Reinsurance Ltd. ("Montpelier Re"). Montpelier Re is incorporated in Bermuda and is registered as a Class 4 insurer under the Insurance Act. The Company's bye-laws provide that the Board of Directors of Montpelier Re shall consist of persons who first have been elected as designated directors by a resolution in general meeting of the shareholders of the Company. The Board of Directors of the Company must then vote all shares of Montpelier Re owned by the Company to elect such designated directors as Montpelier Re directors. The bye-law provisions with respect to the removal of directors of Montpelier Re operate similarly.

     The Company, through Montpelier Re, intends to write a diversified range of insurance and reinsurance business on a global basis with an initial emphasis on property exposed business.

     Subsequent to December 31, 2001, Montpelier Re's wholly-owned subsidiary, Montpelier Marketing Services (UK) Limited ("MMSL") commenced operations. MMSL provides business introduction and other support services to Montpelier Re.

2.  SIGNIFICANT ACCOUNTING POLICIES

     Montpelier Re's Board of Directors, who are elected as described above, have unilateral authority, except for certain actions that require approval by the Company as sole shareholder, to manage the affairs of Montpelier Re. Accordingly, the accompanying financial statements have been prepared on a combined basis, rather than on a consolidated basis. The combined financial statements include the financial statements of Montpelier Re Holdings Ltd. and its wholly-owned subsidiary Montpelier Re. All significant inter-company balances have been eliminated on combination.

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities as at the balance sheet date. Estimates also affect the reported amounts of income and expenses for the reporting period. Actual results could differ from those estimates.

  PREMIUMS

     Written premiums are recognized for the full period of the reinsurance contract as of the date that the contract is bound. The Company writes both excess of loss and pro-rata contracts.

     For excess of loss contracts, written premium is based on the minimum and deposit premium as defined in the contract. Subsequent adjustments to the minimum and deposit premium are recognized in the period in which they are determined. For pro-rata contracts, written premiums are recognized based on estimates of ultimate premiums from the underlying insurance policies provided by the ceding companies. Initial estimates of written premium are recognized in the period in which the underlying risks incept. Subsequent adjustments, based on reports of actual premium by the ceding companies, are recorded in the period when they are determined.

     Premiums are earned ratably over the term of the reinsurance contract. The portion of the premium related to the unexpired portion of the contract is reflected in unearned premiums.

     Premiums receivable are recorded at amounts due less any required provision for doubtful accounts.

                          MONTPELIER RE HOLDINGS LTD.

  (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

     Where contract terms require the reinstatement of coverage after a ceding company's loss, the mandatory reinstatement premiums are recorded as written premiums when the loss event occurs, and are recognized as earned premium ratably over the remaining contract risk period.

  DEFERRED ACQUISITION COSTS

     Acquisition costs are comprised of ceding commissions, brokerage, premium taxes and other expenses that relate directly to the writing of reinsurance contracts. These costs are deferred and amortized over the terms of the related contracts. Deferred acquisition costs are reviewed to determine if they are recoverable from future underwriting profits, including investment income. If such costs are estimated to be unrecoverable, they are expensed.

  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

     Loss and loss adjustment expense reserves, including losses incurred but not reported and provisions for settlement expenses, includes amounts determined from loss reports on individual cases, independent actuarial determinations and management estimates. Montpelier Re's limited historical experience and resultant lack of reported losses means that industry data must be relied upon in the reserving process.

     A significant portion of Montpelier Re's business is in the property catastrophe market and programs with higher layers of risks. Reserving for losses in such programs is inherently complicated in that losses in excess of the attachment level of Montpelier Re's policies are characterized by high severity and low frequency. This limits the volume of relevant industry claims experience available from which to reliably predict ultimate losses following a loss event.

     Management uses industry data and professional judgment to estimate the ultimate loss to the Company from reinsurance contracts exposed to a loss event. Delays in ceding companies reporting losses to the Company together with the potential for unforeseen adverse developments, may result in losses and loss expenses significantly greater or less than the reserve provided at the time of the loss event. Reserving can prove especially difficult should a significant loss event take place near the end of an accounting period, particularly if it involves a catastrophe event.

     Loss and loss adjustment reserve estimates are regularly reviewed and updated, as new information becomes known to Montpelier Re. Any resulting adjustments are included in income in the period in which they become known.

  REINSURANCE

     For certain pro-rata contracts written by the Company, including qualifying quota share contracts, the subject direct insurance contracts will carry underlying reinsurance protection from third party reinsurers. The Company records its pro-rata share of gross premiums from the direct insurance contracts as gross written premiums and records amounts incurred by the ceding company for the underlying third party reinsurance coverage as reinsurance premiums ceded.

     Reinsurance recoverable includes the Company's share of balances due from the underlying third party reinsurance contracts for paid losses and loss and loss adjustment expense reserves. Initial estimates of reinsurance recoverable are recognized in the period in which loss events occur. Subsequent adjustments, based on reports of actual amounts recoverable by the ceding companies, are recorded in the period in which they are determined. In the event that ceding companies are unable to collect amounts due from the underlying third party reinsurers, the Company's losses will increase. The Company records provisions for uncollectible underlying reinsurance recoverable when collection becomes unlikely.

                          MONTPELIER RE HOLDINGS LTD.

  (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

  INVESTMENTS

     The Company's investments in quoted fixed maturities and equity securities are classified as "available-for-sale" and are carried at fair value, based on quoted market prices. Unrealized gains and losses are included within accumulated other comprehensive income in shareholders' equity.

     The Company's investments in unquoted securities are carried at fair value, based on reported net asset values and other information available to management.

     Net investment income is stated net of investment management and custody fees. Interest income is recognized on the accrual basis and includes the amortization of premium or discount on fixed interest securities purchased at amounts different from their par value.

     Gains and losses on investments are included in investment income when realized. Investments are recorded on a trade date basis and the cost of securities sold is determined on the basis of first-in, first-out.

     Investments are reviewed periodically to determine if they have sustained an impairment of value that is considered to be other than temporary. The identification of potentially impaired investments involves significant management judgment, which includes the determination of their fair value and the assessment of whether any decline in value is other than temporary. If investments are determined to be impaired, a loss is charged to the income statement in the period in which it is discovered.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include debt securities and time deposits with a maturity of three months or less from the date of purchase.

  EARNINGS (LOSS) PER SHARE

     Diluted earnings per common share are based upon the weighted average number of common shares and common share equivalents outstanding, using the treasury stock method. Common share equivalents comprise warrants, which are dilutive when the book value of the Company exceeds the strike price of the warrants. Basic earnings per ordinary share give no effect for dilutive securities.

  TRANSLATION OF FOREIGN CURRENCY

     Monetary assets and liabilities denominated in foreign currencies have been translated to United States dollars at the rates of exchange prevailing at the balance sheet date. Income and expense transactions originating in foreign currencies are translated at the average rate of exchange prevailing on the date of the transaction. Gains and losses on foreign currency translation are included in income. The Company has no operations that have a functional currency other than the United States dollar.

  INCORPORATION AND CAPITALIZATION COSTS

     Expenses related to the issue of common shares are recorded as a reduction of the proceeds from shares issued. Expenses related to the acquisition of long-term debt are capitalized and amortized over the expected term of the agreement. Incorporation costs not related to the raising of capital have been expensed as incurred.

  EMPLOYEE INCENTIVE PLANS

     Option Plan. The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation." Accordingly, the Company recognizes the compensation expense for stock option grants based on the fair value of the award on the date of grant. The compensation expense is

                          MONTPELIER RE HOLDINGS LTD.

  (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

recognized over the vesting period of each grant, with a corresponding recognition of the equity expected to be issued in Additional paid-in capital.

     Performance Unit Plan. Performance units are granted to executive officers and certain other key employees. The Company's liability in respect of performance units is subject to the achievement of specific financial goals, generally over a three-year period. Performance units are payable in cash, common stock or a combination of both. The liability is expensed over the vesting period of the performance units granted. The liability is recalculated as the relevant financial results of the Company evolve. Any adjustments are included in income in the period in which they are determined.

     Deferred Compensation Plan. The Company provides a deferred compensation plan ("DCP") to executive officers and certain other key employees, whereby the individual can elect to defer receipt of compensation by choosing to theoretically transfer compensation to certain investment options, including a phantom share investment option and investment fund options. The DCP is an unfunded obligation of the Company and is included within Accounts payable, accrued expenses and other liabilities.

3.  INVESTMENTS

     The amortized cost, gross unrealized gains, gross unrealized losses and fair value of investments available for sale at December 31, 2001 were as follows:

                                             AMORTIZED   UNREALIZED   UNREALIZED
                                               COST         GAIN         LOSS      FAIR VALUE
                                             ---------   ----------   ----------   ----------
Fixed Maturities:
  U.S. government and agency...............  $638,525      $1,878           --      $640,403
  Corporate................................        --          --           --            --
  Mortgage-backed securities...............        --          --           --            --
  Foreign government and agencies..........        --          --           --            --
                                             --------      ------       ------      --------
                                              638,525       1,878           --       640,403
                                             --------      ------       ------      --------
Equities...................................        --          --           --            --
                                             --------      ------       ------      --------
                                             $638,525      $1,878           --      $640,403
                                             ========      ======       ======      ========

     The following table sets forth certain information regarding the investment ratings of the Company's fixed maturity securities portfolio:

                                                              AMORTIZED
RATINGS                                                         COST        %
-------                                                       ---------   -----
US Government & government agencies.........................  $638,525    100.0
AAA.........................................................        --       --
AA..........................................................        --       --
A...........................................................        --       --
Not rated...................................................        --       --
                                                              --------    -----
                                                              $638,525    100.0
                                                              ========    =====

                          MONTPELIER RE HOLDINGS LTD.

  (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

  LIQUIDITY AND INTEREST RATE RISK

     The amortized cost and estimated fair value amounts for fixed maturity securities held at December 31, 2001 are shown by contractual maturity.

                                                              AMORTIZED   ESTIMATED
                                                                COST      FAIR VALUE
                                                              ---------   ----------
Due within one year.........................................  $     --           --
Due after one year through five years.......................   638,525      640,403
Due after five years through ten years......................        --           --
                                                              --------     --------
Mortgage-backed securities..................................        --           --
                                                              --------     --------
                                                              $638,525     $640,403
                                                              ========     ========

     Actual maturity may differ from contractual maturity because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

  NET REALIZED GAINS (LOSSES) ON INVESTMENTS

     During the period ended December 31, 2001, no sales of available-for-sale securities were made.

  NET INVESTMENT INCOME

                                                               PERIOD ENDED
                                                               DECEMBER 31,
                                                                   2001
                                                               ------------
Interest on fixed maturities................................      $  697
Net amortization of premium/discount on fixed maturities....          27
Interest on cash and cash equivalents.......................         491
                                                                  ------
                                                                   1,215
Net investment expenses(1)..................................         (76)
                                                                  ------
                                                                  $1,139
                                                                  ======

---------------

(1) Paid to OneBeacon Asset Management.

4.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

     Loss and loss adjustment expense reserves are estimates subject to variability, and the variability could be material in the near term. The variability arises because all events affecting the ultimate settlement of claims have not taken place and may not take place for some time. Variability can be caused by receipt of additional claim information, changes in judicial interpretation of contracts or significant changes in the severity or frequency of claims from historical trends. Loss and loss adjustment expense estimates are based on all relevant information available to the Company. Methods of estimation are used which the Company believes produce reasonable results given current information.

     The Company was incorporated on November 14, 2001 and wrote only one contract during the period ended December 31, 2001. Given the absence of reported loss events during the period the Company did not establish a loss and loss adjustment expense reserve at December 31, 2001.

     In the period to December 31, 2001, the Company did not purchase reinsurance.

                          MONTPELIER RE HOLDINGS LTD.

  (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

5.  LONG-TERM DEBT

     On incorporation, the Company entered into a three-year term loan agreement with Bank of America, N.A. and a syndicate of commercial banks, with an aggregate borrowing limit of $150 million. As of December 31, 2001, the Company had borrowed all $150 million under this facility. The term loan agreement requires that the Company and/or certain of its subsidiaries maintain specific covenants, including maintaining: (i) a ratio of debt to total capital of no greater than 30%; (ii) a tangible net worth equal to at least the sum of: (x) $525 million; (y) 50% of positive net income (with no reduction for net losses); and (z) 50% of any net proceeds (including from this offering), minus certain dividends; and (iii) the ratio of aggregate statutory net premiums to the net worth of all of the Company's insurance subsidiaries at a level of no greater than 1:5 to 1 at the end of any fiscal quarter. These covenants also restrict the Company's other borrowings, the ability to merge, consolidate, make acquisitions, sell any assets or assign any receivables, create liens on any assets, make certain capital expenditures and to hold margin stock. In addition, a change of control of the Company or final judgments against the Company which exceeds $5 million (excluding any portion thereof which will likely be recovered through insurance) each constitute an event of default.

     Under this facility, the Company may not pay dividends to shareholders until April 1, 2003. After this date, the Company may only pay dividends up to an amount equal to 50% of net income in any quarter, excluding all extraordinary gains and losses. If dividends in excess of this amount are paid, the Company is required to reduce the term loan facility by an amount equal to at least 43% of the excess payment.

     No principal payments are required on the loan prior to its final maturity date of December 12, 2004. The loan bears interest on the outstanding principal at a rate equal to various base rates plus a margin of between 50 and 125 basis points, depending on certain conditions. At December 31, 2001, the Company accrued interest expense of $236 in 2001, at an average interest rate of 2.99%.

6.  RELATED PARTY TRANSACTIONS

     White Mountains and Benfield sponsored the formation of the Company and invested $180,000 and $25,000 respectively in the initial private placement. Certain officers and directors of White Mountains also invested in the Company and some of these individuals also serve as officers and directors of the Company. In addition, White Mountains and Benfield were granted warrants entitling them to purchase 4,781,571.7 common shares and 2,390,785.8 common shares, respectively. In connection with the Company's formation, White Mountains and Benfield established a trust in Bermuda to fund start-up expenses. After the Company's formation and funding, White Mountains and Benfield were reimbursed $400 each for the amounts they had contributed to the trust. Included in Amount due to affiliates is $324 due to White Mountains and Benfield for reimbursement of these funds. In addition, the Company paid Benfield Advisory Services, an affiliate of Benfield, advisory fees of $3,300 in connection with the formation of the Company. These expenses are included as Direct equity offering expenses within Additional paid-in-capital.

     The Company has engaged OneBeacon Asset Management, a wholly-owned indirect subsidiary of White Mountains, to provide investment advisory and management services. The Company has agreed to pay fees of between 0.15% and 0.30% per annum based on the month-end market values held under custody plus reimbursement of fees and out-of-pocket expenses. These fees are charged against net investment income. This agreement may be terminated by either party upon 30 days written notice. The Company's Chairman of the Finance Committee of the Board is also a Managing Director of OneBeacon Insurance Group LLC and is the Principal Executive Officer of OneBeacon Asset Management. An amount of $74 was payable as of December 31, 2001 to OneBeacon Asset Management for services provided during the period November 16, 2001 to December 31, 2001.

                          MONTPELIER RE HOLDINGS LTD.

  (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

     In December 2001 and January 2002, consulting fees of $75 and $95 were paid to two officers of the Company for services related to the incorporation of the Company.

     Subsequent to December 31, 2001, the Company entered into an agreement with Remetrics, a subsidiary of Benfield, for the provision of certain risk management services.

     In addition, the Company pays brokerage commissions to Benfield Greig Limited, a subsidiary of Benfield, on business brought in by Benfield Greig Limited. These commissions are consistent with commissions paid to other brokers in the ordinary course of business. The Company may, in the ordinary course of business, reinsure portions of White Mountains' insurance risks that come to market through reinsurance brokers.

     Also included in Amount due to affiliates is $250 due to a shareholder for an overpaid subscription payment.

     Four directors, including the Company's Chairman, are employed by White Mountains.

7.  COMMON VOTING SHARES SUBSCRIPTIONS RECEIVABLE

     At December 31, 2001, $26,000 of subscriptions for common shares was due from shareholders. On January 3, 2002, payment of the outstanding amount was received in full.

8.  SHAREHOLDERS' EQUITY

  AUTHORIZED SHARES

     At December 31, 2001, the total authorized shares of the Company were 1,200,000,000, with a par value of 1/6 cent each.

  COMMON SHARES

     At December 31, 2001, the total issued and outstanding shares of the Company were 52,440,000, with a par value of 1/6 cent each. The holders of ordinary shares are entitled to receive dividends and are allocated one vote per share, provided that, if the controlled shares of any shareholder or group of related shareholders constitute more than 9.5 percent of the outstanding common shares of the Company, their voting power will be reduced to 9.5 percent. There are various restrictions on the ability of certain shareholders to dispose of their shares.

     In the period to December 31, 2001, the Company received cash of $848,000 in respect of subscriptions of common shares. On January 3, 2002, payment of the remaining outstanding subscriptions totaling $26,000 was received from shareholders. Following receipt of the outstanding subscriptions payments, all issued and outstanding common voting shares were fully paid.

  WARRANTS

     The Company's founders provided their insurance industry expertise, resources and relationships during the fourth quarter of 2001 to ensure that the Company would be fully operational with key management in place in time for the January 2002 renewal season. In consideration for the founders' position and commitment, the Company issued warrants to the founding shareholders to purchase, in the aggregate, up to 7,319,160.1 common shares. Warrants will expire either five or ten years from the date of issue depending on the grant terms, and will be exercisable at a price per share of $16.67, equal to the price per share paid by investors in the initial private offering.

     The warrant contracts may be settled using either the physical settlement or net-share settlement methods. The warrants have been classified as equity instruments, in accordance with EITF 00-19:

                          MONTPELIER RE HOLDINGS LTD.

  (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. The warrants were initially measured at an aggregate fair value of $61,321 and reported as an expense and an addition to Additional paid-in-capital.

     The fair value of each warrant grant was estimated on the date of grant using the Black-Scholes option-pricing model. The volatility assumption used, of approximately 30.0%, was derived from the historical volatility of the share price of a range of publicly-traded Bermuda reinsurance companies of a similar business nature to the Company. No allowance was made for any potential illiquidity associated with the private trading of the Company's shares. The other assumptions used for grants in 2001 were as follows: risk free interest rate of 4.5%, expected life of five or ten years as appropriate, and a dividend yield of nil%.

  DIVIDENDS

     The Company did not declare any dividends for the period to December 31, 2001.

9.  SEGMENT REPORTING

     Management views the operations and management of the Company as one operating segment. As such, no segmental analyses of lines of business or premium by geographic zone are prepared.

     The Company has established relationships with the major global reinsurance brokers. Four of these brokers are significant customers for the Company.

10.  EARNINGS (LOSS) PER SHARE

     The net income (loss) used in the Company's basic and diluted loss per share calculation is identical. There were no dilutive securities at December 31, 2001. The Company's 52,440,000 shares are considered to be issued and outstanding throughout the period from November 14, 2001 to December 31, 2001.

11.  COMMITMENTS AND CONTINGENCIES

  CONCENTRATIONS OF CREDIT RISK

     The investment portfolio is managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single issue or issuer. The Company believes that there are no significant concentrations of credit risk associated with its investments.

  CREDIT FACILITIES

     On incorporation, the Company obtained a $50,000 revolving loan facility from a syndicate of lenders, with the Company and its subsidiaries as borrowers and guarantors. The facility is for general corporate purposes, and requires that the Company and/or certain of its subsidiaries maintain specific covenants, including a tangible net worth covenant and a maximum leverage covenant. At December 31, 2001, no amounts had been drawn down under this facility.

  LEASE COMMITMENTS

     The Company and its subsidiaries lease office space in the countries in which they operate under operating leases, which expire at various dates. The Company has also entered into operating leases for office equipment and furniture. Future minimum annual commitments under existing leases are expected to be as follows: 2002 -- $248; 2003 -- $267; 2004 -- $245.

                          MONTPELIER RE HOLDINGS LTD.

  (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

12.  EMPLOYEE INCENTIVE PLANS

     On January 8, 2002, the Company adopted a Long-Term Incentive Plan (the "LTIP"). Pursuant to the terms of the LTIP, at the discretion of the Compensation Committee of the Board of Directors (the "Committee"), various types of share-based incentive awards, including phantom performance shares, performance units and options to acquire common shares, may be granted to executive officers, and certain other principal employees.

  PERFORMANCE UNIT PLAN (THE "PUP")

     The PUP is the Company's primary executive long-term incentive scheme. Pursuant to the terms of the PUP, at the discretion of the Compensation Committee of the Board of the Directors (the "Committee"), performance units may be granted to executive officers and certain other key employees. Performance units entitle the recipient to receive, without payment to the Company, all or part of a specified amount determined by the Committee, subject to the achievement of specific financial goals. Performance units are generally payable at the end of a three-year performance cycle, and can be denominated in common stock at market value and are payable in cash, common stock or a combination thereof at the discretion of the Committee.

     On January 8, 2002, the Committee approved the grant of up to 312,000 performance units for the 2002-2004 performance cycle.

  OPTION PLAN

     Pursuant to the terms of the Option Plan, at the discretion of the Committee, share options may be granted to certain key employees of the Company. The options expire ten years after date of grant and require full payment in cash prior to exercise.

     A maximum of 2,550,000 options may be granted under the Option Plan. On January 8, 2002, 2,040,000 options were granted, with vesting dates of between December 31, 2002 to December 31, 2005, and strike prices of between $16.67 and $19.17.

  DEFERRED COMPENSATION PLAN ("DCP")

     The DCP gives executive officers the ability to defer receipt of executive compensation, including performance unit payouts, at no cost to the Company. Under the DCP, various investment options are available including a phantom Company share tracking option, a fixed income investment option and an equity fund investment option. The DCP is a non-funded general obligation of the Company.

13.  TAXATION

  BERMUDA

     The Company has received an undertaking from the Bermuda government exempting it from all local income, withholding and capital gains taxes until March 28, 2016. At the present time, no such taxes are levied in Bermuda.

  UNITED STATES

     The Company does not consider itself to be engaged in trade or business in the United States and, accordingly, does not expect to be subject to United States taxation.

                          MONTPELIER RE HOLDINGS LTD.

  (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

 OTHER

     Subsequent to December 31, 2001, Montpelier Re's wholly-owned subsidiary, Montpelier Marketing Services (UK) Limited ("MMSL") commenced operations. MMSL is to provide business introduction and other support services to Montpelier Re. Appropriate arms' length fees will be charged for such services. Normal UK tax will be payable on profits made by MMSL.

     Montpelier Re intends to capitalize a wholly-owned subsidiary, Montpelier Enterprises (Barbados) Limited ("MEBL"), to act as a holding company for a proportion of the Company's investment portfolio. Normal Barbados tax will be payable on profits made by MEBL.

     It is not anticipated that any such tax charges of MMSL or MEBL will have a material effect on the combined financial results of the Company.

14.  STATUTORY REQUIREMENTS

     Montpelier Re is registered under The Insurance Act 1978 (Bermuda), Amendments Thereto and Related Regulations ("The Act"). Under the Insurance Act, Montpelier Re is required to prepare Statutory Financial Statements and to file a Statutory Financial Return. The Act also requires Montpelier Re to maintain a minimum share capital of $1,000 and to meet a minimum solvency margin equal to the greater of $100,000, 50% of net premiums written or 15% of the loss and loss adjustment expense reserves. To satisfy these requirements, Montpelier Re was required to maintain a minimum level of statutory capital and surplus of $100,000 at December 31, 2001. Montpelier Re's statutory capital and surplus was $980,170 at December 31, 2001, of which $980,727 is fully paid up share capital.

     The Insurance Act limits the maximum amount of annual dividends or distributions paid by Montpelier Re to the Company without the prior notification to, and in certain cases the approval of, the BMA of such payment. The maximum amount of dividends that could be paid by Montpelier Re to the Company at January 1, 2002, without such notification, was $39.

     Montpelier Re is also required to maintain a minimum liquidity ratio, which was met as at December 31, 2001.

15.  SUBSEQUENT EVENTS

     In May 2002, the Board of Directors of the Company authorized an Initial Public Offering of common shares of the Company. The terms of the transaction will be finalized prior to the closing of the offering. Net proceeds of the offering will be used in the ordinary operations of the business.

     In May 2002, the Company entered into a new lease agreement for its office space. Future minimum annual commitments under this lease are as follows:
2002 -- $313; 2003 -- $347; 2004 -- $347. The lease on its former premises in
Bermuda, was cancelled without penalty.

     Subsequent to December 31, 2001, the Company has written a significant volume of reinsurance contracts.

     On May 28, 2002, the Company signed a subscription and shareholders agreement to invest in Exali Reinsurance Holdings Limited ("Exali"), the Bermuda-based holding company of Wellington Re Limited ("Wellington Re"), a London-based reinsurance company to be founded by Wellington Underwriting plc. Subject to various conditions, Montpelier Re has agreed to invest up to approximately 9% of the total investor commitments of L448 million or approximately $60 million, in two separate tranches. On June 21, 2002, Montpelier Re invested L22.1 million (or $33.0 million), and the second tranche is expected to close in November 2002. Anthony Taylor, the Chief Executive Officer and President of Montpelier Re, has joined the board of directors of Exali.

                          MONTPELIER RE HOLDINGS LTD.

  (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

     On September 20, 2002, the Board of Directors of the Company authorized a six-for-one share split of the Company's common shares. The share split has been reflected in the December 31, 2001 financial statements, and all applicable references as to the number of common shares and per share information have been restated. Appropriate adjustments have been made in the exercise price and number of shares subject to warrants and share options.

     On September 20, 2002, 510,000 additional options for common shares were granted pursuant to the terms of the Company's Option Plan. These options expire ten years after the grant date, are subject to various vesting periods and have strike prices as follows: 127,500 options with a strike price of $17.50; 127,500 options with a strike price of $18.33; 127,500 options with a strike price of $19.17; and 127,500 options with a strike price of $20.00.

                          MONTPELIER RE HOLDINGS LTD.

                            COMBINED BALANCE SHEETS

                                                              DECEMBER 31,    JUNE 30,
                                                                  2001          2002
                                                              ------------   ----------
                                                               (EXPRESSED IN THOUSANDS
                                                              OF UNITED STATES DOLLARS)
                                                                             UNAUDITED
ASSETS
  Fixed maturities, at fair value (amortized cost:
     2001 -- $638,525; 2002 -- $978,722)....................   $  640,403    $  990,501
  Equities, unquoted, at fair value (cost: $33,046).........           --        33,046
  Cash and cash equivalents, at fair value..................      350,606        89,719
  Unearned premium ceded....................................           --        11,599
  Accrued investment income.................................        1,699        11,535
  Premium receivable........................................          133       181,873
  Reinsurance recoverable...................................           --         5,255
  Deferred acquisition costs................................           16        34,953
  Deferred financing costs..................................        2,005         1,665
  Common voting shares subscriptions receivable.............       26,000            --
  Other assets..............................................          936         1,196
                                                               ----------    ----------
     Total assets...........................................   $1,021,798    $1,361,342
                                                               ==========    ==========
LIABILITIES
  Loss and loss adjustment expense reserves.................   $       --    $   58,426
  Unearned premium..........................................          142       214,866
  Amount due to affiliates..................................          574            --
  Accounts payable, accrued expenses and other
     liabilities............................................       10,429         3,507
  Investment trades pending.................................           --        10,000
  Long-term debt............................................      150,000       150,000
                                                               ----------    ----------
     Total liabilities......................................   $  161,145    $  436,799
                                                               ==========    ==========
SHAREHOLDERS' EQUITY
  Common voting shares ( 1/6 cent par value, 1,200,000,000
     shares authorized; 52,440,000 shares issued and
     outstanding)...........................................   $       87    $       87
  Additional paid-in capital................................      920,306       922,540
  Accumulated other comprehensive income....................        1,878        11,779
  Accumulated deficit.......................................      (61,618)       (9,863)
                                                               ----------    ----------
     Total shareholders' equity.............................      860,653       924,543
                                                               ----------    ----------
     Total liabilities and shareholders' equity.............   $1,021,798    $1,361,342
                                                               ==========    ==========

       The accompanying Notes to the Combined Financial Statements are an integral part of the Combined Financial Statements.

                          MONTPELIER RE HOLDINGS LTD.

           COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                  SIX MONTHS ENDED
                                                                    JUNE 30, 2002
                                                              -------------------------
                                                               (EXPRESSED IN THOUSANDS
                                                              OF UNITED STATES DOLLARS,
                                                                EXCEPT SHARE AMOUNTS)
                                                                      UNAUDITED
REVENUES
  Gross premiums written....................................         $   340,018
  Reinsurance premiums ceded................................             (18,848)
                                                                     -----------
  Net premiums written......................................             321,170
  Change in unearned premiums...............................            (203,125)
                                                                     -----------
  Net premiums earned.......................................             118,045
                                                                     -----------
  Net investment income.....................................              18,955
  Net realized investment gains (losses)....................               1,497
                                                                     -----------
  Total revenues............................................             138,497
EXPENSES
  Loss and loss adjustment expenses.........................              53,342
  Acquisition costs.........................................              21,174
  General and administrative expenses.......................              10,071
  Interest on long-term loan................................               2,113
  Incorporation expenses....................................                  42
                                                                     -----------
  Total expenses............................................              86,742
                                                                     -----------
NET INCOME (LOSS)...........................................         $    51,755
                                                                     ===========
COMPREHENSIVE INCOME (LOSS)
  Net income (loss).........................................         $    51,755
  Net unrealized gains (losses) on investments..............               9,901
                                                                     -----------
  Comprehensive income (loss)...............................         $    61,656
                                                                     ===========
PER SHARE DATA
  Weighted average number of common and common equivalent
     shares outstanding:
     Basic..................................................          52,440,000
     Diluted................................................          52,446,783
  Basic earnings (loss) per share...........................         $      0.99
                                                                     ===========
  Diluted earnings (loss) per share.........................         $      0.99
                                                                     ===========

       The accompanying Notes to the Combined Financial Statements are an integral part of the Combined Financial Statements.

                          MONTPELIER RE HOLDINGS LTD.

                   COMBINED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                      SIX MONTHS
                                                                        ENDED
                                                                    JUNE 30, 2002
                                                              --------------------------
                                                               (EXPRESSED IN THOUSANDS
                                                              OF UNITED STATES DOLLARS)
                                                                      UNAUDITED
Common shares
  Balance -- beginning of period............................           $     87
  Issue of common shares....................................                 --
                                                                       --------
     Balance -- end of period...............................                 87
                                                                       --------

Additional paid-in-capital
  Balance -- beginning of period............................            920,306
  Direct equity offering expenses...........................               (220)
  Compensation recognized under stock option plan...........              2,454
                                                                       --------
     Balance -- end of period...............................            922,540
                                                                       --------

Accumulated other comprehensive income
  Balance-beginning of period...............................              1,878
  Change in net unrealized gains (losses) on investments....              9,901
                                                                       --------
     Balance -- end of period...............................             11,779
                                                                       --------

Accumulated deficit
  Balance-beginning of period...............................            (61,618)
  Net income (loss).........................................             51,755
                                                                       --------
     Balance -- end of period...............................             (9,863)
                                                                       --------
     Total shareholders' equity.............................           $924,543
                                                                       ========

       The accompanying Notes to the Combined Financial Statements are an integral part of the Combined Financial Statements.

                          MONTPELIER RE HOLDINGS LTD.

                        COMBINED STATEMENT OF CASH FLOWS

                                                                      SIX MONTHS
                                                                        ENDED
                                                                    JUNE 30, 2002
                                                              --------------------------
                                                               (EXPRESSED IN THOUSANDS
                                                              OF UNITED STATES DOLLARS)
                                                                      UNAUDITED
Cash flows from operating activities
  Net income................................................         $    51,755
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Amortization of premium/discount on fixed maturities...               1,399
     Fair value of options issued as compensation...........               2,454
     Realized (gains) losses on marketable securities.......              (1,497)
     Amortization of deferred financing costs...............                 340
  Change in:
     Unearned premium ceded.................................             (11,599)
     Investment income due and accrued......................              (9,836)
     Premium receivable.....................................            (181,740)
     Reinsurance recoverable................................              (5,255)
     Deferred acquisition costs.............................             (34,937)
     Other assets...........................................                (260)
     Interest accrued on long-term debt.....................                 664
     Loss and loss adjustment expense reserves..............              58,425
     Amount due to affiliates...............................                (324)
     Unearned premium.......................................             214,724
     Accounts payable, accrued expenses and other
      liabilities...........................................               2,087
                                                                     -----------
  Net cash provided by operating activities.................              86,400
                                                                     -----------
Cash flows from investing activities
  Purchases of investments..................................          (1,126,442)
                                                                     -----------
  Sales of investments......................................             763,297
                                                                     -----------
  Cash used in investing activities.........................            (363,145)
                                                                     -----------
Cash flows from financing activities
  Issue of common shares....................................              26,000
  Amount paid to affiliate for overpayment of
     subscription...........................................                (250)
  Direct equity offering expenses...........................              (9,892)
  Long-term debt............................................                  --
                                                                     -----------
     Cash provided by financing activities..................              15,858
                                                                     -----------
  Increase (decrease) in cash and cash equivalents..........            (260,887)
  Cash and cash equivalents -- Beginning of period..........             350,606
                                                                     -----------
  Cash and cash equivalents -- End of period................         $    89,719
                                                                     ===========
Supplemental cash flow information
  Interest paid on long-term debt...........................         $     1,176

       The accompanying Notes to the Combined Financial Statements are an integral part of the Combined Financial Statements.

                          MONTPELIER RE HOLDINGS LTD.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                 JUNE 30, 2002
    (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

1.  GENERAL

     The combined financial statements have been prepared on the basis of accounting principles generally accepted in the United States ("GAAP") and include the accounts of Montpelier Re Holdings Ltd. and its wholly owned subsidiary Montpelier Reinsurance Ltd. In the opinion of management, these financial statements reflect all the normal recurring adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2001 and June 30, 2002 and its results and cash flows for the period from November 14, 2001 (date of incorporation) to December 31, 2001 and for the three months ended June 30, 2002. These combined financial statements should be read in conjunction with the 2001 audited combined financial statements and related notes thereto.

     In May 2002, the Board of Directors of the Company authorized an Initial Public Offering of common shares of the Company. The terms of the transaction will be finalized prior to the closing of the offering. Net proceeds of the offering will be used in the ordinary operations of the business.

     The results for the six months to June 30, 2002 are not necessarily indicative of the expected results for the remainder of 2002.

2.  SIGNIFICANT ACCOUNTING POLICIES

  PREMIUMS

     Written premiums are recognized for the full period of the reinsurance contract as of the date that the contract is bound. The Company writes both excess of loss and pro-rata contracts.

     For excess of loss contracts, written premium is based on the minimum and deposit premium as defined in the contract. Subsequent adjustments to the minimum and deposit premium are recognized in the period in which they are determined. For pro-rata contracts, written premiums are recognized based on estimates of ultimate premiums from the underlying insurance policies provided by the ceding companies. Initial estimates of written premium are recognized in the period in which the underlying risks incept. Subsequent adjustments, based on reports of actual premium by the ceding companies, are recorded in the period when they are determined.

     Premiums are earned ratably over the term of the reinsurance contract. The portion of the premium related to the unexpired portion of the contract is reflected in unearned premiums.

     Premiums receivable are recorded at amounts due less any required provision for doubtful accounts.

     Where contract terms require the reinstatement of coverage after a ceding company's loss, the mandatory reinstatement premiums are recorded as written premiums when the loss event occurs, and are recognized as earned premium ratably over the remaining contract risk period.

  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

     Loss and loss adjustment expense reserves, including losses incurred but not reported and provisions for settlement expenses, includes amounts determined from loss reports on individual cases, independent actuarial determinations and management estimates. Montpelier Re's limited historical experience and resultant lack of reported losses means that industry data must be relied upon in the reserving process.

     A significant portion of Montpelier Re's business is in the property catastrophe market and programs with higher layers of risks. Reserving for losses in such programs is inherently complicated in that losses in excess of the attachment level of Montpelier Re's policies are characterized by high severity and low frequency. This

                          MONTPELIER RE HOLDINGS LTD.

    (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

limits the volume of relevant industry claims experience available from which to reliably predict ultimate losses following a loss event.

     Management uses industry data and professional judgment to estimate the ultimate loss to the Company from reinsurance contracts exposed to a loss event. Delays in ceding companies reporting losses to the Company together with the potential for unforeseen adverse developments, may result in losses and loss adjustment expenses significantly greater or less than the reserve provided at the time of the loss event. Reserving can prove especially difficult should a significant loss event take place near the end of an accounting period, particularly if it involves a catastrophe event.

     Loss and loss adjustment expense reserve estimates are regularly reviewed and updated, as new information becomes known to Montpelier Re. Any resulting adjustments are included in income in the period in which they become known.

  REINSURANCE

     For certain pro-rata contracts, including qualifying quota share contracts, written by the Company the subject direct insurance contracts will carry underlying reinsurance protection from third party reinsurers. The Company records its pro-rata share of gross premiums from the direct insurance contracts as gross written premiums and records amounts incurred by the ceding company for the underlying third party reinsurance coverage as reinsurance premiums ceded.

     Reinsurance recoverable includes the Company's share of balances due from the underlying third party reinsurance contracts for paid losses, unpaid losses and loss adjustment expenses. Initial estimates of reinsurance recoverable are recognized in the period in which loss events occur. Subsequent adjustments, based on reports of actual amounts recoverable by the ceding companies are recorded in the period in which they are determined. In the event that ceding companies are unable to collect amounts due from the underlying third party reinsurers, the Company's losses will increase. The Company records provisions for uncollectible underlying reinsurance recoverable when collection becomes unlikely.

  EARNINGS (LOSS) PER SHARE

     Diluted earnings per common share are based upon the weighted average number of common shares and common share equivalents outstanding, using the treasury stock method. Common share equivalents comprise warrants and options, which are dilutive when the book value of the Company exceeds the strike price of the warrants or options. Basic earnings per ordinary share give no effect for dilutive securities.

3.  EMPLOYEE INCENTIVE PLAN

  PERFORMANCE UNIT PLAN (THE "PUP")

     The PUP is the Company's primary executive long-term incentive scheme. Performance units are conditional grants of a specified number of common shares or an equivalent amount of cash. Grants are generally earned, subject to the attainment of pre-specified performance goals, at the end of a three-year period or as otherwise determined by the Compensation Committee of the Board.

     For the three-year performance period beginning 2002, the Company has granted 264,390 performance units through June 30, 2002. The associated accrual for the performance unit expense was $0.8 million for the six month period ended June 30, 2002.

                          MONTPELIER RE HOLDINGS LTD.

    (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

  OPTION PLAN

     Under the option plan, options expire 10 years after the award date, and are subject to various vesting periods. Stock options granted under the option plan may be exercised for common shares upon vesting. A total of 2,550,000 common shares may be issued under the option plan.

     A summary of options issued and outstanding for the period ended June 30, 2002 is as follows:

                                                              OPTIONS FOR   AVERAGE
                                                               ORDINARY     EXERCISE
                                                                SHARES       PRICE
                                                              -----------   --------
Balance at January 1, 2002..................................          --         --
Options granted.............................................   2,040,000     $17.92
Options exercised...........................................          --         --
Options forfeited...........................................          --         --
Balance at June 30, 2002....................................   2,040,000     $17.92

     The following table summarizes the range of exercise prices for outstanding options at June 30, 2002:

                                                         WEIGHTED
                                                          AVERAGE     WEIGHTED                 WEIGHTED
                                                         REMAINING    AVERAGE                  AVERAGE
                                            OPTIONS     CONTRACTUAL   EXERCISE     OPTIONS     EXERCISE
EXERCISE PRICES                           OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
---------------                           -----------   -----------   --------   -----------   --------
$16.67..................................     510,000    9.50 years     $16.67           --          --
$17.50..................................     510,000    9.50 years     $17.50           --          --
$18.33..................................     510,000    9.50 years     $18.33           --          --
$19.17..................................     510,000    9.50 years     $19.17           --          --
                                           ---------                               -------     -------
                                           2,040,000                                    --          --
                                           =========                               =======     =======

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002: risk free interest rate of 3.8% to 4.8% based on the applicable zero coupon bond interest rates, expected life of two years after vesting date as detailed below, expected volatility of 31.2% and a dividend yield of 0.0%. The weighted average fair value of options granted during 2002 is detailed below.

                                                               ASSUMPTION OF
                              OPTIONS                          EXPECTED LIFE     FAIR VALUE ON
EXERCISE PRICES             OUTSTANDING     VESTING DATE      AT DATE OF GRANT   DATE OF GRANT
---------------             -----------   -----------------   ----------------   -------------
$16.67....................     510,000    December 31, 2002       3 years           $ 2,116
$17.50....................     510,000    December 31, 2003       4 years           $ 2,384
$18.33....................     510,000    December 31, 2004       5 years           $ 2,639
$19.17....................     510,000    December 31, 2005       6 years           $ 2,885
                             ---------                                              -------
                             2,040,000                                              $10,024
                             =========                                              =======

     A compensation expense of $2,454 was recorded in general and administrative expenses in the period to June 30, 2002, with a corresponding increase to Additional paid in capital. The expense represents the proportionate accrual of the fair value of each grant based on the remaining vesting period.

                          MONTPELIER RE HOLDINGS LTD.

    (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

4.  EARNINGS (LOSS) PER SHARE

     The reconciliation of basic and diluted earnings per share is as follows:

                                                        FOR THE SIX
                                                       MONTHS ENDED
                                                       JUNE 30, 2002
                                                          INCOME       SHARES   PER SHARE
                                                       -------------   ------   ---------
Net income...........................................     $51,755      52,440     $0.99
Basic Earnings Per Share
  Net income available to common shareholders........      51,755      52,440      0.99
Effect of Dilutive Securities:
Warrants.............................................      51,755          38        --
Stock Options........................................      51,755           3        --
Diluted Earnings Per Share
  Net income available to common shareholders........      51,755      52,481      0.99

5.  SEGMENT REPORTING

     We have primarily focused on writing global specialty property and other classes of reinsurance business. The following tables set forth a breakdown of our gross premiums written by line of business:

                         GROSS PREMIUMS WRITTEN BY LINE

                                                              SIX MONTHS ENDED
                                                                JUNE 30, 2002
                                                              -----------------
                                                               ($ IN MILLIONS)
Property Catastrophe........................................  $108.7      32.0%
Other Property..............................................    86.8       25.5
Qualifying Quota Share......................................   111.5       32.8
Specialty and Other.........................................    33.0        9.7
                                                              ------      -----
Total.......................................................  $340.0      100.0%
                                                              ======      =====

     The Qualifying Quota Share contracts and substantial amounts of other lines of business are world-wide in nature, with the majority of business related to North America and Europe.

     In the six months to June 30, 2002, premium produced by each of the four large brokers was as follows: Benfield $115.8 million; Willis Group $88.7 million; Guy Carpenter $64.5 million; Aon Re $37.2 million.

6.  RELATED PARTIES

     The Company's Chairman, Chief Financial Officer and another director are shareholders in both the Company and in Olympus Re Holdings, Ltd., the parent company of a Bermuda domiciled reinsurer writing certain lines of business which are similar to some of those written by Montpelier Re. The Company does not have an investment in Olympus Re Holdings, Ltd.

     The Company's Chief Financial Officer is also a director of a significant customer of the Company.

     Benfield, a shareholder in the Company, produced $115.8 million in premium in the six months to June 30, 2002.

                          MONTPELIER RE HOLDINGS LTD.

    (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

7.  COMMITMENTS AND CONTINGENCIES

INVESTMENT COMMITMENT

     The Company signed a subscription and shareholders agreement to invest in 8.9% of the total common shares of the Bermuda-based holding company of the newly formed reinsurer, Wellington Re Limited ("Wellington Re"). Subject to various conditions, Montpelier Re has agreed to invest L40.0 million, or approximately $60.0 million, in two separate tranches. On June 21, 2002, Montpelier Re invested L22.1 million (or $33.0 million). The second tranche of L17.9 million, or approximately $26.9 million, is expected to close in November 2002.

     Payment of the second tranche is supported by a letter of credit in favor of Wellington Re, in an amount equal to 110% of the second tranche, or approximately $29.5 million.

     The holding company of Wellington Re is unquoted. The investment is carried at fair value.

LEASE COMMITMENTS

     The Company and its subsidiaries lease office space in the countries in which they operate under operating leases, which expire at various dates. The Company has also entered into operating leases for office equipment and furniture. Future minimum annual commitments under existing leases are expected to be as follows: 2002-$313; 2003-$347; 2004-$347.

8.  SUBSEQUENT EVENTS

     On September 20, 2002, the Board of Directors of the Company authorized a six-for-one share split of the Company's common shares. The share split has been reflected in the December 31, 2001 and June 30, 2002 financial statements, and all applicable references as to the number of common shares and per share information have been restated. Appropriate adjustments have been made in the exercise price and number of shares subject to warrants and share options.

     On September 20, 2002, 510,000 additional options for common shares were granted pursuant to the terms of the Company's Option Plan. These options expire ten years after the grant date, are subject to various vesting periods and have strike prices as follows: 127,500 options with a strike price of $17.50; 127,500 options with a strike price of $18.33; 127,500 options with a strike price of $19.17; and 127,500 options with a strike price of $20.00.

     Montpelier Re is examining its potential exposure to losses as a result of the flooding in central Europe in August of 2002. Montpelier Re has reviewed the estimates of the industry-wide insured loss, examined its contracts with exposures to risks in the affected areas, and discussed the likelihood of losses under such contracts with its reinsurance brokers. Montpelier Re has relatively small exposures in the affected areas. Its preliminary estimate is that its eventual losses from claims due to such floods will be in the range of $20 to $30 million, which contains substantial IBNR loss estimates from its underwriters for contracts where no specific information has been received from its cedents.

        GLOSSARY OF SELECTED REINSURANCE, INSURANCE AND INVESTMENT TERMS

ATTACHMENT POINT:.............   The amount of loss (per occurrence or in the
                                 aggregate, as the case may be) above which excess of loss reinsurance becomes operative.

BROKER:.......................   One who negotiates contracts of insurance or
                                 reinsurance, receiving a commission for
                                 placement and other service rendered, between
                                 (1) a policyholder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.

CASUALTY INSURANCE:...........   Insurance that is primarily concerned with the
                                 losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting therefrom.

CATASTROPHE EXCESS OF LOSS
REINSURANCE:..................   A form of excess of loss reinsurance that,
                                 subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified RETENTION with respect to an accumulation of losses incurred in a catastrophic event or series of events.

CEDE; CEDENT; CEDING
COMPANY:......................   When a party reinsures its liability with
                                 another, it "cedes" business and is referred to as the "cedent" or "ceding company."

COMBINED RATIO:...............   A combination of the underwriting expense ratio
                                 and the loss and loss adjustment expense ratio, determined in accordance with either STATUTORY
                                 ACCOUNTING PRINCIPLES ("SAP") or GAAP. The underwriting expense ratio measures the ratio of UNDERWRITING EXPENSES to net premiums written, if determined in accordance with SAP, or the ratio of underwriting expenses (adjusted by deferred policy acquisition costs) to earned premiums if determined in accordance with GAAP.
                                 The loss and loss adjustment expense ratio measures the ratio of losses and loss adjustment expenses to earned premiums determined in accordance with either SAP or GAAP. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

COMMERCIAL LINES..............   The various kinds of insurance that are written
                                 for businesses.

EXCESS OF LOSS REINSURANCE:...   A generic term describing reinsurance that
                                 indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a "level" or "retention." Also known as non-proportional reinsurance. Excess of loss reinsurance is written in layers. A reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedent is referred to as a "program" and will typically be placed with predetermined reinsurers in pre-negotiated layers. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of a reinsurer's insolvency.

GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES ("U.S. GAAP"):.....   United States generally accepted accounting
                                 principles as defined by the American Institute of Certified Public Accountants or statements of the Financial Accounting Standards Board.
                                 U.S. GAAP is the method of accounting to be used by the Company for reporting to shareholders.

GROSS PREMIUMS WRITTEN:.......   Total premiums for insurance written and
                                 assumed reinsurance during a given period.

INCURRED BUT NOT REPORTED
(IBNR):.......................   Reserves for estimated losses that have been
                                 incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer including unknown future developments on losses which are known to the insurer or reinsurer.

LAYER:........................   The interval between the retention or
                                 attachment point and the maximum limit of indemnity for which a reinsurer is responsible.

LOSS ADJUSTMENT EXPENSES
(LAE):........................   The expenses of settling claims, including
                                 legal and other fees and the portion of general expenses allocated to claim settlement costs.
                                 Also known as claim adjustment expenses.

LOSS RATIO:...................   The ratio of incurred losses and LAE to net
                                 premiums earned, determined in accordance with either SAP or U.S. GAAP. Incurred losses include a provision for IBNR.

LOSS RESERVES:................   Liabilities established by insurers and
                                 reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for loss adjustment expenses.

NET PREMIUMS EARNED:..........   The portion of net premiums written during or
                                 prior to a given period that was actually recognized as income during such period.

NET PREMIUMS WRITTEN:.........   Gross premiums written for a given period less
                                 premiums ceded to reinsurers and
                                 retrocessionaires during such period.

PERSONAL LINES................   Types of insurance written for individuals or
                                 families, rather than for businesses.

PROPERTY INSURANCE............   Insurance that is primarily concerned with
                                 financial loss arising out of the loss of property or its use caused by an insured danger.

QUALIFYING QUOTA SHARE OR
QQS:..........................   A reinsurance arrangement under which premiums
                                 paid by a Lloyd's syndicate to a reinsurer qualify under the Lloyd's Bye-laws to be set-off against the syndicate's aggregate premiums received, thereby increasing the syndicate's underwriting capacity.

REINSURANCE:..................   An arrangement in which an insurance company,
                                 the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies.
                                 Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses.

                                 Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.

RESERVES:.....................   Liabilities established by insurers and
                                 reinsurers to reflect the estimated costs of claim payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses, for LAE and for unearned premiums. Loss reserves consist of "case reserves," or reserves established with respect to individual reported claims, and "IBNR reserves." For reinsurers, LAE reserves are generally not significant because substantially all of the LAE associated with particular claims are incurred by the primary insurer and reported to reinsurers as losses.
                                 Unearned premium reserves constitute the portion of premium paid in advance for insurance or reinsurance that has not yet been provided. See also "Loss Reserves."

RETENTION:....................   The amount or portion of risk that an insurer
                                 retains for its own account. Losses in excess of the retention level up to the outer limit of the program, if any, are paid by the reinsurer.
                                 In proportional treaties, the retention may be a percentage of the original policy's limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.

RETROCESSIONAL REINSURANCE;
RETROCESSIONAIRE:.............   A transaction whereby a reinsurer cedes to
                                 another reinsurer, the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed. Retrocessional reinsurance does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured.
                                 Reinsurance companies cede risks to
                                 retrocessionaires for reasons similar to those that cause primary insurers to purchase reinsurance: to reduce net liability on individual risks, to protect against catastrophic losses, to stabilize financial ratios and to obtain additional underwriting capacity.

RISK EXCESS OF LOSS
REINSURANCE:..................   A form of excess of loss reinsurance that
                                 covers a loss of the reinsured on a single
                                 "risk" in excess of its retention level of the type reinsured, rather than to aggregate losses for all covered risks, as does CATASTROPHE
                                 EXCESS OF LOSS REINSURANCE. A "risk" in this context might mean the insurance coverage on one building or a group of buildings or the insurance coverage under a single policy that the reinsured treats as a single risk.

STATUTORY ACCOUNTING
PRINCIPLES ("SAP"):...........   Recording transactions and preparing financial
                                 statements in accordance with the rules and procedures prescribed or permitted by United
                                 States state insurance regulatory authorities including the NAIC, which in general reflect a liquidating, rather than going concern, concept of accounting.

UNDERWRITING:.................   The insurer's or reinsurer's process of
                                 reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.

UNDERWRITING CAPACITY:........   The maximum amount that an insurance company
                                 can underwrite. The limit is generally
                                 determined by the company's retained earnings and investment capital. Reinsurance serves to increase a company's underwriting capacity by reducing its exposure from particular risks.

UNDERWRITING EXPENSES:........   The aggregate of policy acquisition costs,
                                 including commissions and the portion of administrative, general and other expenses attributable to underwriting operations.

                              [MONTPELIER RE LOGO]